Exhibit 99.1

A copy of this preliminary prospectus has been filed with the securities regulatory authority in each of the provinces and territories of Canada (other than Quebec) but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This preliminary prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and, in such jurisdictions, only by persons permitted to sell such securities.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities legislation and may not be offered or sold in the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities legislation or pursuant to an exemption therefrom. This preliminary prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

PRELIMINARY PROSPECTUS

Initial Public Offering	July 17, 2019

BESPOKE CAPITAL ACQUISITION CORP.

U.S.$350,000,000

35,000,000 Class A Restricted Voting Units

Bespoke Capital Acquisition Corp. (the “Corporation” or “we” or “us” or “our”) is a newly organized special purpose acquisition corporation (“SPAC”) incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which we refer to throughout this prospectus as our “qualifying acquisition”.

We have identified prospective targets for a qualifying acquisition but have not, nor has anyone on our behalf, initiated any substantive discussions with any prospective targets. No assurance can be given that any discussions with prospective targets will lead to the entering of a binding acquisition agreement. We intend to continue our search for target businesses with a focus on the cannabis industry; however, we are not limited to a particular industry or geographic region for the purposes of completing our qualifying acquisition.

This is an initial public offering of our securities. Each Class A Restricted Voting Unit has an offering price of U.S.$10.00 per Class A Restricted Voting Unit and consists of one Class A Restricted Voting Share and one-half of a Warrant. The Class A Restricted Voting Units will separate into Class A Restricted Voting Shares and Warrants 40 days following the Closing Date (or, if such date is not a trading day on the Exchange, the next trading day on the Exchange). On or immediately following completion of our qualifying acquisition, each Class A Restricted Voting Share (unless previously redeemed) will be automatically converted into a Common Share and each Class B Share will be automatically converted on a 100-for-1 basis into new proportionate voting shares of the Corporation, as set forth in the notice of articles and articles of the Corporation (the “Proportionate Voting Shares”). No Common Shares or Proportionate Voting Shares will be issued prior to the closing of our qualifying acquisition. The Warrants will become exercisable, at an exercise price of U.S.$11.50, commencing 65 days after the completion of our qualifying acquisition and will expire at 5:00 p.m. (Toronto time) on the day that is five years after the completion of our qualifying acquisition or earlier, as described in this prospectus. We have also granted the Underwriters, being Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc., a 30-day non-transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of U.S.$10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. See “Plan of Distribution”. All capitalized terms not herein defined have the meanings ascribed to them in the “Glossary of Terms”.

If we are unable to consummate a qualifying acquisition within the Permitted Timeline of 18 months from the Closing Date (or 21 months from the Closing Date if we have executed a definitive agreement for a qualifying acquisition within 18 months from the Closing but have not completed the qualifying acquisition within such 18-month period), we will be required to redeem each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of U.S.$50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected Winding-Up expenses and certain other related costs (as described herein), each as reasonably determined by the Corporation. The Underwriters will have no right to the deferred underwriting commission held in the escrow account in such circumstances.

Such Permitted Timeline, however, could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, with approval by the Corporation’s board of directors. If such approvals are obtained, holders of Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the extension of the Permitted Timeline, would be permitted to deposit all or a portion of their shares for redemption prior to the second business day before the shareholders’ meeting in respect of the extension. Upon the requisite approval of the extension of the Permitted Timeline, and subject to applicable law, we will be required to redeem such Class A Restricted Voting Shares so deposited at an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time of the meeting in respect of the extension, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation. For greater certainty, such amount will not be reduced by the deferred underwriting commission per Class A Restricted Voting Share held in the escrow account.

Bespoke Sponsor Capital LP, our sponsor (the “Sponsor”), intends to purchase 12,000,000 share purchase warrants (also referred to as the “Founder’s Warrants” throughout this prospectus) at an offering price of U.S.$1.00 per Founder’s Warrant (for an aggregate purchase price of U.S.$12,000,000) that will occur simultaneously with the Closing. The Founder’s Warrants will be subject to the same terms and conditions as the Warrants underlying the Class A Restricted Voting Units, except as otherwise disclosed herein. See “Description of Securities – Warrants”.

Prior to the Closing, our Sponsor will have also purchased 10,062,500 Class B Shares, also referred to as the “Founder’s Shares” throughout this prospectus, for an aggregate price of U.S.$25,000, or approximately U.S.$0.0025 per Founder’s Share, or U.S.$0.0029 per Founder’s Share if the Over-Allotment Option is not exercised and the Over-Allotment Relinquishable Founder’s Shares are relinquished. Our Sponsor will relinquish up to 1,312,000 of the Founder’s Shares, which are referred to throughout this prospectus as the “Over-Allotment Relinquishable Founder’s Shares”, without compensation depending on the extent to which the Over-Allotment Option is exercised. The Founder’s Shares outstanding after giving effect to this Offering and at the conclusion of the Over-Allotment Option period, including any corresponding relinquishment of the Over-Allotment Relinquishable Founder’s Shares depending on the extent to which the Over-Allotment Option is exercised, will represent 20% of the issued and outstanding shares of the Corporation (including all Class A Restricted Voting Shares). No other Class B Shares are expected to be outstanding on Closing other than the Founder’s Shares.

The Class A Restricted Voting Shares may be considered “restricted securities” within the meaning of such term under applicable Canadian securities laws. Prior to the completion of our qualifying acquisition, holders of the Class A Restricted Voting Shares would not be entitled to vote at (or receive notice of or meeting materials in connection with) meetings held only to consider the election and/or removal of directors and auditors. The holders of the Class A Restricted Voting Shares would, however, be entitled to vote on and receive notice of meetings on all other matters requiring shareholder approval (including the proposed qualifying acquisition, if required under applicable law, and any proposed extension to the Permitted Timeline) other than the election and/or removal of directors and auditors prior to closing of a qualifying acquisition. In lieu of holding an annual meeting prior to the closing of the qualifying acquisition, the Corporation is required to provide an annual update on the status of identifying and securing a qualifying acquisition by way of a press release.

Upon closing of the qualifying acquisition, the Class B Shares will convert on a 100-for-1 basis into Proportionate Voting Shares. Prior to the closing of the qualifying acquisition, the Corporation will not issue any Common Shares or Proportionate Voting Shares. Following the closing of the qualifying acquisition, the Corporation will not issue any Class A Restricted Voting Shares or Class B Shares. See “Description of Securities – Proportionate Voting Shares” for further details.

At or prior to the Closing, our Sponsor will agree pursuant to the Exchange Agreement and Undertaking not to transfer any of its Founder’s Shares or Founder’s Warrants until after the closing of the qualifying acquisition, in each case other than transfers required due to the structuring of the qualifying acquisition or unless otherwise permitted by the Exchange.

Any Class A Restricted Voting Shares purchased by our Sponsor would not be subject to the restrictions set out in the Exchange Agreement and Undertaking. See “Description of Securities – Founder’s Shares” and “Description of Securities – Warrants”. The Founder’s Shares purchased by our Sponsor and the Founder’s Warrants intended to be purchased by our Sponsor pursuant to this prospectus will not be subject to forfeiture based on performance.

Price: U.S.$10.00 per Class A Restricted Voting Unit(1)

		Underwriting	Net proceeds to
	Price to public	commission(2)	the Corporation(3)
Per Class A Restricted Voting Unit	U.S.$10.00	U.S.$0.55	U.S.$9.45
Total(4)(5)	U.S.$350,000,000	U.S.$19,250,000	U.S.$330,750,000

(1)	This prospectus assumes (i) an offering size of U.S.$350,000,000 worth of Class A Restricted Voting Units (U.S.$402,500,000 in the event the Over-Allotment Option is fully exercised), (ii) the subscription by our Sponsor for U.S.$12,000,000 worth of Founder’s Warrants and (iii) the prior issuance of 8,750,000 Founder’s Shares (assuming no exercise of the Over-Allotment Option and thus the relinquishment of the maximum of 1,312,500 Over-Allotment Relinquishable Founder’s Shares; the 8,750,000 Founder’s Shares would increase up to a maximum of 10,062,500 to the extent the Over-Allotment Option is fully exercised). Should those numbers change, proportionate or other changes, as applicable, will be made to reflect such changes to the Offering including the size of the over-allotment and the purchases by our Sponsor of the Founder’s Shares including the Over-Allotment Relinquishable Founder’s Shares. This prospectus also qualifies the Founder’s Warrants being offered only to our Sponsor at an offering price of U.S.$1.00 per Founder’s Warrant.

(2)	Subject to the following, an underwriting commission equal to up to U.S.$19,250,000 (or U.S.$22,137,500 if the Over-Allotment Option is exercised in full) or 5.5% of the gross proceeds of the Class A Restricted Voting Units sold under this Offering (inclusive of any gross proceeds raised under the Over-Allotment Option) (the “Gross Proceeds”) will be payable by the Corporation. The table above assumes full payment of 100% of the underwriting commission. U.S.$0.175 per Class A Restricted Voting Unit or U.S.$6,125,000 in the aggregate (or U.S.$7,043,750 if the Over-Allotment Option is exercised in full) will be payable to the Underwriters, in cash, at Closing. U.S.$0.375 per Class A Restricted Voting Unit or U.S.$13,125,000 in the aggregate (or U.S.$15,093,750 if the Over-Allotment Option is exercised in full), representing 68.18% of the underwriting commission, will be deposited with the Escrow Agent in an escrow account at a Canadian chartered bank or subsidiary thereof, in accordance with the Escrow Agreement, of which (i) U.S.$0.325 per Class A Restricted Voting Unit will be payable and released to the Underwriters upon completion of our qualifying acquisition and (ii) U.S.$0.05 per Class A Restricted Voting Unit (the “Discretionary Deferred Portion”) will be payable and released only at the Corporation’s sole discretion, in whole or in part, as it sees fit, for payment to parties of the Corporation’s choosing. See “Plan of Distribution”.

(3)	Before deducting the expenses of this Offering estimated at U.S.$500,000 (assuming no exercise of the Over-Allotment Option), as described in this prospectus under “Use of Proceeds”, which expenses will be paid by us from the proceeds of this Offering.

(4)	Including the net proceeds of the sale of the Founder’s Warrants to our Sponsor (and before deducting expenses of this Offering) the “Net Proceeds to the Corporation” would be U.S.$342,750,000 (without the exercise of the Over-Allotment Option) and U.S.$392,362,500 (with the exercise of the Over-Allotment Option), in both instances, assuming full payment of the deferred underwriting commission.

(5)	If the Over-Allotment Option is exercised in full (and before deducting expenses of this Offering), the total “Price to Public”, “Underwriters’ Commission” and “Net Proceeds to the Corporation” would be U.S.$402,500,000, U.S.$22,137,500 (includes deferred amount) and U.S.$380,362,500, respectively. See “Plan of Distribution”. A purchaser who acquires Class A Restricted Voting Units forming part of the Underwriters’ over-allocation position acquires those securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases.

The offering price of the Class A Restricted Voting Units has been determined by negotiation between us, our Sponsor and the Underwriters.

Upon the Closing, an aggregate of U.S.$350,000,000 from the sale of the Class A Restricted Voting Units and the Founder’s Warrants (or U.S.$402,500,000 if the Over-Allotment Option is exercised in full), or U.S.$10.00 per Class A Restricted Voting Unit sold to the public, will be held by •, as Escrow Agent, in an escrow account in Canada at a Canadian chartered bank or subsidiary thereof, in accordance with the Escrow Agreement. As further described in this prospectus, based on the initial U.S.$350,000,000 placed in escrow (and assuming no exercise of the Over-Allotment Option) and an interest rate of approximately 2.0% per annum, if the escrow account remains in place over the next 18 months (and no qualifying acquisition has been completed), the cash held in escrow is expected to grow from the initial U.S.$10.00 per Class A Restricted Voting Unit sold to the public to approximately U.S.$10.30 per Class A Restricted Voting Share, before applicable taxes and other permitted deductions. Subject to applicable law and payment of certain taxes, permitted redemptions and certain expenses, as further described herein, none of the funds held in the escrow account will be released to the Corporation prior to the closing of a qualifying acquisition.

Following the closing of our qualifying acquisition, we will use the balance of the non-redeemed Class A Restricted Voting Shares’ portion of the escrow account (less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) (subject to availability, failing which any shortfall shall be made up from other sources) to pay the Underwriters their deferred underwriting commission. The per share amount we will distribute to holders of Class A Restricted Voting Shares who properly redeem their shares will not be reduced by the deferred underwriting commission we will pay to the Underwriters. See “Use of Proceeds” and “Plan of Distribution”.

As 100% of the Gross Proceeds of the Offering and any additional equity raised pursuant to a rights offering will be held by •, as Escrow Agent, in the escrow account, shareholder approval of our qualifying acquisition is not required pursuant to the Exchange rules. As such, and unless shareholder approval is otherwise required under applicable law, we will: (i) prepare and file with applicable securities regulatory authorities a prospectus containing disclosure regarding the Corporation and its proposed qualifying acquisition; (ii) mail a notice of redemption to the holders of the Class A Restricted Voting Shares and make the final prospectus publicly available at least 21 days prior to the deadline for redemption; and (iii) send by prepaid mail or otherwise deliver the prospectus to the holders of the Class A Restricted Voting Shares no later than midnight (Toronto time) on the second business day prior to the deadline for redemption, which delivery may be effected electronically in compliance with NP 11-201.

The holders of the Class A Restricted Voting Shares are entitled to vote on and receive notice of meetings on all matters requiring shareholder approval (including any proposed extension to the Permitted Timeline and approval of the qualifying acquisition if otherwise required under applicable law) other than the election and/or removal of directors and auditors prior to closing of a qualifying acquisition. Assuming that our Sponsor does not purchase any Class A Restricted Voting Units in this Offering, our Sponsor will hold a 20% voting interest to vote at any such meeting (other than approval of any proposed extension to the Permitted Timeline, where only holders of Class A Restricted Voting Shares are entitled to vote), regardless of whether or not the Over-Allotment Option is exercised. Accordingly, our Sponsor may significantly influence the vote at any such meeting. See “Risk Factors”.

The escrowed funds will be held following the Closing to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a qualifying acquisition or an extension to the Permitted Timeline, or in the event a qualifying acquisition does not occur within the Permitted Timeline), (ii) fund the qualifying acquisition with the net proceeds following payment of any such redemptions and deferred underwriting commission, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commission in the amount of U.S.$13,125,000 (or U.S.$15,093,750 if the Over-Allotment Option is exercised in full), which (subject to availability, failing which any shortfall shall be made up from other sources) will be payable by the Corporation to the Underwriters upon the closing of our qualifying acquisition provided that the Discretionary Deferred Portion may be used to pay to parties of the Corporation’s choosing.

Consummation of the qualifying acquisition will require approval by a majority of our directors unrelated to the qualifying acquisition. In connection with seeking to complete a qualifying acquisition, we will provide holders of our Class A Restricted Voting Shares with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to the deadline specified by the Corporation, following public disclosure of the details of the qualifying acquisition and prior to the closing of the qualifying acquisition, of which prior notice had been provided to the holders of the Class A Restricted Voting Shares by any means permitted by the Exchange, not less than 21 days nor more than 60 days in advance of such deadline, in each case, with effect, subject to applicable law, immediately prior to the closing of our qualifying acquisition, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to the limitations described in this prospectus. For greater certainty, such amount will not be reduced by the amount of any tax of the Corporation under Part VI.1 of the Tax Act or the deferred underwriting commission per Class A Restricted Voting Share held in escrow. If approval of the qualifying acquisition by shareholders is otherwise required under applicable law, holders of Class A Restricted Voting Shares shall have the option to redeem their Class A Restricted Voting Shares irrespective of whether they vote for or against, or do not vote on, the qualifying acquisition at any Shareholders Meeting, as further described under “Qualifying Acquisition – Redemption Rights” and “Description of Securities – Class A Restricted Voting Shares and Class B Shares”. Holders of Class A Restricted Voting Shares will be given not less than 21 days’ notice of the Shareholders Meeting (if such meeting is required under applicable law). Participants through CDS Clearing and Depositary Services Inc. (“CDS”) may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares for redemption. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

Our Sponsor will not be entitled to redeem the Founder’s Shares in connection with a qualifying acquisition or an extension to the Permitted Timeline or entitled to access the escrow account should a qualifying acquisition not occur within the Permitted Timeline, as further described herein. Our Sponsor will, however, participate in any liquidation distribution with respect to any Class A Restricted Voting Shares it may acquire in connection with or following this Offering through possible purchases on the secondary market.

The Underwriters, as principals, conditionally offer the Class A Restricted Voting Units, subject to prior sale, if, as and when issued, sold and delivered by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to approval of certain legal matters by Blake, Cassels & Graydon LLP on our behalf and on behalf of our Sponsor and by Goodmans LLP on behalf of the Underwriters.

	Maximum Size or		Exercise Price or
	Number of Securities	Exercise Period or	Average Acquisition
Underwriters’ Position	Available	Acquisition Date	Price
Over-Allotment Option	5,250,000	Up to 30 days following	U.S.$10.00 per Class A
		the Closing Date	Restricted Voting Unit

Following completion of the qualifying acquisition, the Proportionate Voting Shares into which the Founder’s Shares are convertible, the Founder’s Warrants and the shares issuable on exercise of each such Warrants may be subject to certain sale or transfer restrictions in accordance with applicable securities laws, and following the qualifying acquisition, the Sponsor’s Post-Qualifying Acquisition Shares may be subject to the Exchange’s escrow restrictions. Moreover, our Sponsor will not be entitled to redeem the Founder’s Shares in connection with a qualifying acquisition or entitled to access the escrow account should a qualifying acquisition not occur within the Permitted Timeline, as further described herein.

There is currently no market through which the Class A Restricted Voting Units (or the Class A Restricted Voting Shares and Warrants forming part of the Class A Restricted Voting Units) offered under this prospectus may be sold, and purchasers may not be able to re-sell securities purchased under this prospectus. This may affect the pricing of the securities in secondary market purchases, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”. The Class A Restricted Voting Units will separate into Class A Restricted Voting Shares and Warrants 40 days following the Closing Date (or, if such date is not a trading day on the Exchange, the next trading day on the Exchange).

An investment in the Class A Restricted Voting Units offered by this prospectus is highly speculative due to the proposed nature of our business and is subject to a number of risks that should be considered by a prospective purchaser. Investors should carefully consider the risk factors described under “Risk Factors” before purchasing the Class A Restricted Voting Units.

Subject to applicable laws, in connection with this Offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of our Class A Restricted Voting Units at levels other than those which otherwise might prevail on the open market. The Underwriters propose to offer the Class A Restricted Voting Units initially at the offering price stated on the cover page of this prospectus. After the Underwriters have made a reasonable effort to sell all of the Class A Restricted Voting Units offered by this prospectus at that price, the initially stated offering price may be decreased, and further changed from time to time, by the Underwriters to an amount not greater than the initially stated offering price and, in such case, the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Class A Restricted Voting Units is less than the gross proceeds paid by the Underwriters to us. See “Plan of Distribution”.

v

Subscriptions will be received subject to rejection or allocation in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Closing is expected to occur on or about August •, 2019, or such later date as we, our Sponsor and the Underwriters may agree, but in any event no later than September •, 2019. Subject to certain exceptions, registration of the Class A Restricted Voting Units (consisting of the Class A Restricted Voting Shares and Warrants) and transfers thereof held through CDS, or its nominee will be made electronically through the non-certificated inventory (“NCI”) system of CDS. Class A Restricted Voting Units registered in the name of CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing. A purchaser of Class A Restricted Voting Units (subject to certain exceptions) will receive only a customer confirmation from the registered dealer through which the Class A Restricted Voting Units are purchased. Subsequently, once the Class A Restricted Voting Shares and Warrants begin trading separately 40 days following the Closing Date (or, if such date is not a trading day on the Exchange, the next trading day on the Exchange), subject to certain exceptions, registration of Class A Restricted Voting Shares and Warrants forming part of the Units, and transfers thereof held through CDS, or its nominee will be made electronically through NCI.

Investors should rely only on the information contained in this prospectus and are not entitled to rely on parts of information contained in this prospectus to the exclusion of other parts of this prospectus. None of the Corporation, our Sponsor, or the Underwriters has authorized anyone to provide investors with additional or different information. Neither the Corporation nor the Underwriters is offering to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities qualified thereunder.

Unless otherwise noted herein, all references to “$”, “U.S.$”, “United States dollars” or “U.S. dollars” are to the currency of the United States and all references to “C$” are to the currency of Canada.

The Corporation’s head office is located at 20 Balderton Street, 8th Floor, London, United Kingdom, W1K 6TL and the registered office is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada.

This prospectus qualifies the distribution of securities of the Corporation, which may focus its search for target businesses that are involved in the cannabis and related sectors but may effect a qualifying acquisition outside of the cannabis sector. The Corporation does not have an operating business at this time, it may, as a result of its qualifying acquisition, be engaged, directly or indirectly, in the manufacture, importation, possession, use, sale or distribution of cannabis in the medical or adult use cannabis marketplace in the future. There are a number of risks that would be associated with acquiring and operating a cannabis business. Notwithstanding the foregoing, we do not intend to consummate a qualifying acquisition with a target business that we determine is operating in violation of any applicable cannabis-related state, federal and foreign laws. See “Risk Factors – Risks Associated with Acquiring and Operating a Cannabis Business (If Applicable)”.

TABLE OF CONTENTS

GLOSSARY OF TERMS	1
PROSPECTUS SUMMARY	6
THE CORPORATION AND ITS BUSINESS	6
THE OFFERING	11
RISKS	21
SUMMARY FINANCIAL DATA	22
ELIGIBILITY FOR INVESTMENT	23
EXCHANGE RATE INFORMATION	23
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	24
MARKET AND INDUSTRY DATA	27
MARKETING MATERIALS	27
THE CORPORATION	28
OUR BUSINESS	28
INDUSTRY OVERVIEW	34
QUALIFYING ACQUISITION	40
USE OF PROCEEDS	47
DIVIDEND POLICY	51
DILUTION	51
PLAN OF DISTRIBUTION	52
DESCRIPTION OF SECURITIES	55
CAPITALIZATION	66
OPTIONS TO PURCHASE SECURITIES	66
PRIOR SALES	67
PRINCIPAL SHAREHOLDERS	67
DIRECTORS AND OFFICERS	67
EXECUTIVE COMPENSATION AND OTHER PAYMENTS	73
RISK FACTORS	74
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	95
EXCHANGE OF INFORMATION	100
AUDITORS, TRANSFER AGENT, WARRANT AGENT AND ESCROW AGENT	101
EXPERTS	101
PROMOTER	101
LEGAL PROCEEDINGS	101
MATERIAL CONTRACTS	101
EXEMPTIVE RELIEF	102
PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	102
APPENDIX A CHARTER OF THE AUDIT COMMITTEE OF BESPOKE CAPITAL ACQUISITION CORP	A-1
APPENDIX B FINANCIAL STATEMENTS	B-1
CERTIFICATE OF THE CORPORATION AND THE PROMOTER	C-1
CERTIFICATE OF THE UNDERWRITER	C-2

GLOSSARY OF TERMS

“allowable capital loss” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations – Disposition of Securities”;

“Audit Committee” has the meaning set out under the sub-heading “Directors and Officers – Audit Committee”;

“BCBCA” means the Business Corporations Act (British Columbia), as it may be amended from time to time;

“Bespoke” means Bespoke Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware;

“Cannabis Act” means the Cannabis Act, S.C. 2018, c. 16, as it may be amended from time to time;

“Cannabis Regulations” means the Cannabis Regulations (Canada), as it may be amended from time to time;

“CBD” means cannabidiol;

“CDS” means CDS Clearing and Depositary Services Inc.;

“Charter of the Audit Committee” has the meaning set out under the sub-heading “Directors and Officers – Audit Committee”;

“Class A Restricted Voting Shares” means the Class A restricted voting shares forming part of the Class A Restricted Voting Units, which are considered “restricted securities” within the meaning of such term under applicable Canadian securities laws, and each a “Class A Restricted Voting Share”;

“Class A Restricted Voting Units” means 35,000,000 Class A restricted voting units (or up to a maximum of 40,250,000 Class A restricted voting units to the extent the Over-Allotment Option is exercised) being offered to the public under this prospectus at an offering price of U.S.$10.00 per Class A Restricted Voting Unit (for an aggregate purchase price of U.S.$350,000,000 assuming no exercise of the Over-Allotment Option), each comprised of one Class A Restricted Voting Share and one-half of a Warrant, and each a “Class A Restricted Voting Unit”;

“Class B Shares” means the Class B shares of the Corporation including 10,062,500 Class B shares of the Corporation referred to as the “Founder’s Shares”, and each a “Class B Share”;

“Closing” means the closing of this Offering;

“Closing Date” means the date of the Closing, which is expected to occur on or about August •, 2019 or such other date as the Corporation, our Sponsor and the Underwriters may agree, but in any event no later than September •, 2019;

“Code” has the meaning set out under the heading “Risk Factors”;

“Common Shares” means the common shares in the capital of the Corporation expected to be issued and outstanding at the time of the closing of our qualifying acquisition;

“Compliance Provisions” has the meaning set out under the sub-heading “Description of Securities – Proportionate Voting Shares – Compliance Provisions”;

“Corporation” means Bespoke Capital Acquisition Corp., a corporation incorporated under the laws of the Province of British Columbia pursuant to the BCBCA;

“CRA” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations”;

“CRS” has the meaning set out under the heading “Exchange of Information”;

“CSA” means the U.S. Controlled Substances Act;

“Discretionary Deferred Portion” has the meaning set out under the heading “Plan of Distribution – General”;

“Escrow Agent” means •;

“Escrow Agreement” means the escrow agreement to be dated as of the Closing Date between the Corporation, the Escrow Agent, and the Underwriters;

“Exchange” means the Toronto Stock Exchange, or any successor, assign or replacement exchange on which any of the Corporation’s securities are listed from time to time;

“Exchange Agreement and Undertaking” means the transfer restrictions agreement and undertaking to be dated as of the Closing Date, entered into by our Sponsor in favour of the Exchange;

“Extraordinary Dividend” means any dividend, together with all other dividends payable in the same calendar year, that has an aggregate absolute dollar value which is greater than U.S.$0.25 per share, with the adjustment to the applicable price (as the context may require) being a reduction equal to the amount of the excess;

“Founder’s Shares” means the 10,062,500 Class B Shares issued to our Sponsor prior to the Closing (up to 1,312,500 of such Founder’s Shares, referred to as the Over-Allotment Relinquishable Founder’s Shares, shall be relinquished by our Sponsor without compensation depending on the extent to which the Over-Allotment Option is exercised);

“Founder’s Warrants” means the 12,000,000 share purchase warrants issued to our Sponsor at an offering price of U.S.$1.00 per Founder’s Warrant at the Closing, with each whole Founder’s Warrant entitling the holder thereof, commencing 65 days following the closing of a qualifying acquisition, to purchase one Class A Restricted Voting Share (and following the closing of a qualifying acquisition, one Common Share) at a price of U.S.$11.50 per share, subject to adjustment, and each, a “Founder’s Warrant”;

“FPI Condition” has the meaning set out under the heading “Description of Securities – Proportionate Voting Shares”;

“Gross Proceeds” has the meaning set out on the face page of this prospectus;

“Holder” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations”;

“IEA” has the meaning set out under the heading “Exchange of Information”;

“Initial Escrow Amount” means, upon the Closing, an aggregate of U.S.$350,000,000 (or U.S.$402,500,000 if the Over-Allotment Option is exercised in full), or U.S.$10.00 per Class A Restricted Voting Unit sold to the public;

“Make Whole Agreement and Undertaking” means the make whole agreement and undertaking to be dated as of the Closing Date, entered into by our Sponsor in favour of the Corporation;

“Marketing Materials” has the meaning set out under the heading “Marketing Materials”;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“NCI” means the non-certificated inventory system of CDS;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“Non-Resident Holder” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“NP 11-201” means National Policy 11-201 – Electronic Delivery of Documents;

“Odd Lot” has the meaning set out under the sub-heading “Description of Securities – Proportionate Voting Shares – Take-Over Bid Protection”;

“Offering” means the 35,000,000 Class A Restricted Voting Units (or 40,250,000 Class A Restricted Voting Units if the Over-Allotment Option is exercised in full) that are being offered to the public under this prospectus;

“Over-Allotment Option” means the non-transferable option granted by the Corporation to the Underwriters to purchase up to an additional 5,250,000 Class A Restricted Voting Units (being 15% of the aggregate number of Class A Restricted Voting Units issued upon the Closing Date), at a price of U.S.$10.00 per Class A Restricted Voting Unit, exercisable for a period of 30 days from the Closing Date, to cover over-allotments, if any, and for market stabilization purposes;

“Over-Allotment Relinquishable Founder’s Shares” means up to a maximum of 1,312,500 of the aggregate 10,062,500 Founder’s Shares being purchased by our Sponsor prior to the Closing, which Founder’s Shares shall be relinquished by our Sponsor without compensation depending on the extent to which the Over-Allotment Option is exercised;

“Owning or Controlling” has the meaning set out under the sub-heading “Description of Securities – Proportionate Voting Shares – Compliance Provisions”;

“Permitted Investments” means investments in the following: U.S. dollar denominated cash or in book based securities, negotiable instruments, investments or securities which evidence: (i) obligations issued or fully guaranteed by the Government of Canada, the Government of the United States of America or any Province of Canada or State of the United States of America; (ii) demand deposits, term deposits or certificates of deposit of banks listed Schedule I or Schedule III of the Bank Act (Canada), which have an approved credit rating by an approved credit rating organization (as defined under National Instrument 45-106 - Prospectus Exemptions); (iii) commercial paper directly issued by Schedule I or Schedule III Banks which have an approved credit rating by an approved credit rating organization (as defined under National Instrument 45-106 - Prospectus Exemptions); or (iv) call loans to and notes or bankers' acceptances issued or accepted by any depository institution described in (ii) above;

“Permitted Timeline” means the allowable time period within which the Corporation must consummate its qualifying acquisition, being 18 months from the Closing (or 21 months from the Closing if the Corporation has executed a definitive agreement for a qualifying acquisition within 18 months from the Closing but has not completed the qualifying acquisition within such 18-month period), as it may be extended or shortened as described in this prospectus;

“Proportionate Voting Shares” means the proportionate voting shares in the capital of the Corporation expected to be issued and outstanding at the time of the closing of the qualifying acquisition;

“Proposed Amendments” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations”;

“PVS Offer” has the meaning set out under the sub-heading “Description of Securities – Proportionate Voting Shares – Take-Over Bid Protection”;

“QA Prospectus” has the meaning set out under the heading “Qualifying Acquisition - Contractual Rights of Action”;

“Qualified Institutional Buyer” has the meaning ascribed to such term under Rule 144A of the U.S. Securities Act;

“qualifying acquisition” means the acquisition, directly or indirectly, of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which is intended to be consummated by the Corporation within the Permitted Timeline and in accordance with applicable law and as more fully described in this prospectus;

“RDSP” has the meaning set out under the heading “Eligibility for Investment”;

“Relinquishment Agreement” means the relinquishment agreement to be dated as of the Closing Date, entered into by our Sponsor in favour of the Corporation and the Underwriters;

“Resident Holder” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RESP” has the meaning set out under the heading “Eligibility for Investment”;

“RRIF” has the meaning set out under the heading “Eligibility for Investment”;

“RRSP” has the meaning set out under the heading “Eligibility for Investment”;

“Securities” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations”, and “Security” means any one of them;

“SEDAR” means the System for Electronic Document Analysis and Retrieval located at www.sedar.com;

“Shareholders Meeting” means the meeting of shareholders of the Corporation to be held, if required under applicable law, to vote on our qualifying acquisition;

“SPAC” has the meaning set out on the face page of this prospectus;

“Sponsor” means Bespoke Sponsor Capital LP;

“Sponsor’s Post-Qualifying Acquisition Shares” means the Proportionate Voting Shares into which the Founder’s Shares are convertible;

“Staff Notice 51-352” has the meaning set out under the sub-heading “Industry Overview – Regulatory Overview”;

“Tax Act” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations – Disposition of Securities”;

“TFSA” has the meaning set out under the heading “Eligibility for Investment”;

“THC” means delta-9-tetrahydrocannabinol;

“Underwriters” means Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc.;

“Underwriting Agreement” means the underwriting agreement dated •, 2019 among the Corporation, our Sponsor and the Underwriters;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Units” means the Class A Restricted Voting Units and each a “Unit”;

“Unsuitable Person” has the meaning set out under the sub-heading “Description of Securities – Proportionate Voting Shares – Compliance Provisions”;

“U.S. Person” means a “U.S. person” as such term is defined in Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant Agent” means •;

“Warrant Agreement” means the warrant agency agreement to be dated as of the Closing Date between the Corporation and the Warrant Agent;

“Warrants” means the 17,500,000 share purchase warrants (or 20,125,000 share purchase warrants if the Over-Allotment Option is exercised in full) that the Corporation is selling as a portion of the Class A Restricted Voting Units and the 12,000,000 Founder’s Warrants issued to our Sponsor at the Closing, and each a “Warrant”. At the Closing, each whole Warrant will entitle the holder thereof to purchase one Class A Restricted Voting Share at an exercise price of U.S.$11.50, subject to anti-dilution adjustments, as described in this prospectus. The Warrants would become exercisable only commencing 65 days after the completion of our qualifying acquisition, at which time, as the remaining Class A Restricted Voting Shares would have been automatically converted into Common Shares, each whole Warrant would be exercisable for one Common Share; and

“Winding-Up” means the liquidation and cessation of the business of the Corporation, upon which the Corporation shall be permitted to use up to a maximum of U.S.$50,000 of any interest and other amounts earned from the proceeds in the escrow account to pay actual and expected costs and expenses in connection with applications to cease to be a reporting issuer and winding-up and dissolution expenses, as determined by the Corporation.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this Offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.

Unless otherwise stated in this prospectus:

•	“we”, “us”, “our” or the “Corporation” refer to Bespoke Capital Acquisition Corp.; and

•	references to “$”, “U.S.$”, “United States dollars” or “U.S. dollars” are to the currency of the United States and all references to “C$” are to the currency of Canada.

The logos and trademarks included in this prospectus are the property of their respective owners.

THE CORPORATION AND ITS BUSINESS

We are a newly organized special purpose acquisition corporation (“SPAC”) incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which we refer to throughout this prospectus as our “qualifying acquisition”. We have identified prospective targets for a qualifying acquisition but have not, nor has anyone on our behalf, initiated any substantive discussions with any prospective targets. No assurance can be given that any discussions with prospective targets will lead to the entering of a binding acquisition agreement. If we complete more than one qualifying acquisition, each such qualifying acquisition is expected to occur concurrently and would be subject to the same shareholder vote at the Shareholders Meeting, if required under applicable law.

Our objective is to execute a qualifying acquisition, the terms of which are determined by us to be favourable and provided that the target business(es) or assets forming the qualifying acquisition have a fair market value of at least 80% of the assets held in the escrow account at the time the agreement is entered into (excluding the deferred underwriting commission and applicable taxes payable on interest and other amounts earned in the escrow account). The fair market value of the target business will be determined by our board of directors based upon one or more valuation methods generally accepted by the financial community (potentially including, without limitation, actual and potential sales, earnings, cash flow and book value).

We intend to identify and execute on a qualifying acquisition by leveraging our network to find attractive investment opportunities. We will seek to acquire several complementary companies as part of our qualifying acquisition to form a leading vertically integrated international cannabis company, with a “land to brand” strategy and global reach. Our vision is to create a global vertical industry leader in cannabis, replicating the success of industry vertical leaders in spirits, home and personal care, carbonated drinks, cosmetics and other sectors. The key investment criteria which we will consider as we evaluate multiple targets across the value chain in cultivation, extraction, research and development and brands are:

•	Research and Development (R&D):

○	Pursue targets with a focus on R&D, specifically new product and brand development in connection with a vertical integration strategy, including plant genetics and tissue cultures.

•	Cultivation:

○	Focus on combination of high quality and low cost facilities built to EU-GMP standards in both Canada and Europe.

•	Extraction:

○	Seek solutions for what could be a major bottleneck for supply in the industry, with capabilities in Canada, Europe and the U.S. (with initial focus on hemp for CBD).

•	Brands:

○	Seek to build a brand led business across each of the methods of cannabis consumption (edibles, drinks, vapes and flower). There are currently more than 100 licensed producers in Canada and over 1,000 brands of CBD in the United States.

•	Strong Operating Management:

○	Seek expertise that can be shared across the group post our qualifying acquisition.

•	Synergistic Benefits:

○	Seek targets which may create synergies and benefit from the oversight and leadership of our management team including Paul Walsh and Peter Caldini.

•	Willingness to Roll for Equity:

○	Preference to acquire companies with stock rather than cash to, among other things, align interests with all stakeholders.

○	Acquisition for stock will allow us to retain cash to support organic growth of the target companies.

•	High Standards of Regulatory Compliance:

○	Seek targets that are engaged within all applicable cannabis-related state, federal and foreign legal frameworks and exhibit high standards of regulatory compliance.

We intend to use these criteria and guidelines in the evaluation of acquisition opportunities; however, we may decide to enter into our qualifying acquisition with one or more target businesses that do not meet any or all of these criteria or guidelines. These criteria are not intended to be exhaustive and may not apply in all cases or at all. Any evaluation relating to the merits of a particular target may be based, to the extent relevant, on these general criteria and/or other considerations, factors and criteria that our management, board of directors and our Sponsor may deem relevant.

The Corporation will be led by and will benefit from our experienced management team and group of directors.

Paul Walsh

Paul Walsh is our Executive Chairman and brings with him a wealth of experience as Chief Executive Officer of a large multinational branded consumer products corporation operating in highly regulated markets. Mr. Walsh was the Chief Executive Officer of Diageo plc (“Diageo”), the world’s largest spirits company, from 2000 to 2013. Prior to that, Mr. Walsh was the Chairman and President of The Pillsbury Company from 1996 to 1999. Under Mr. Walsh’s leadership, Diageo’s precursor, Grand Metropolitan, was transformed from a multi-national conglomerate into a focused, global market leading spirits business via a combination of organic growth and significant acquisitions. Mr. Walsh and his management team created over U.S.$80 billion of shareholder value while in leadership at Diageo.

Mr. Walsh brings with him substantial corporate leadership experience, knowledge of consumer-centric companies, international operations expertise, and experience with regulated industries. He has also held executive-level finance positions, including as Chief Financial Officer of Grand Metropolitan Foods and Intercontinental Hotels. Throughout his career, Mr. Walsh has built success and growth at his companies through the deployment of effective brand development and marketing strategies, which brings added perspective to our Board. Notable successes include the creation of the Johnnie Walker family of Scotch Whiskey brands.

Mr. Walsh is the Lead Operating Partner of Bespoke and also serves as Chairman of Compass Group PLC. He is a non-executive director of McDonald’s Corporation and FedEx Corporation.

Peter Caldini

Peter Caldini is our Chief Executive Officer and one of our directors. Mr. Caldini has over 30 years of experience building and restructuring multinational organizations around the world and a strong consumer healthcare background. Mr. Caldini developed extensive commercial management expertise at Pfizer Inc., Bayer AG and Wyeth, LLC. Mr. Caldini was the Regional President North America for Pfizer Consumer Healthcare from 2017 to 2019. Prior to that role he was the Regional President EMEA of Pfizer Consumer Healthcare from 2016 to 2017 and led the Northern European cluster from 2015 to 2016. Mr. Caldini was at Bayer from 2009 to 2014, with roles including the head of sub-region Emerging Markets EMEA, the General Manager of Bayer Consumer Care China and the head of the Nutritionals Strategic Business unit, the global leader in nutritional supplements with brands One-A-Day, Berocca, and Supradyn. From 2002 to 2009 Mr. Caldini was at Wyeth LLC where he was responsible for affiliates across LATAM and AsiaPac and also managed the Centrum brand globally. Early in his career Mr. Caldini held various leadership roles in brand management at Unilever in the US and Europe.

As President of Pfizer Consumer Healthcare North America Mr. Caldini was responsible for managing the 2nd largest OTC consumer healthcare company in the region with over U.S.$2.1 billion in net sales. He drove market share growth for leading brands Advil, Emergen-C, Nexium, Chapstick, and Prep-H and improved the profitability of the business unit. As Regional President, he drove organizational change, brand acceleration, marketing strategy, trade execution, global e-commerce and transitioned the business to a more integrated operating culture. Mr. Caldini simultaneously led the turnaround of the Pfizer Canada affiliate, the 2nd largest OTC company in the market.

As Regional President EMEA of Pfizer Consumer Healthcare he managed a U.S.$580 million P&L with over 850 employees. He was credited for restructuring the region, resulting in above market revenue growth and significantly improved profitability. He led the turnaround of several underperforming affiliates including the UK, Spain, Russia, and the Middle East. He directed the successful brand launches of Nexium across Europe and the Viagra switch in the UK. He also led the successful acquisition of B-Total, a leading vitamin B brand in Italy and the integration of Ferrosan in the Nordics and Russia.

Mr. Caldini holds board roles with healthcare companies Kramer Labs, Solvotrin, and PreMark Pharma. He has a Masters of International Economics and Management from Bocconi University in Milan, Italy, an MBA from Northeastern University and a BA, Political Science from Boston University. Mr. Caldini holds US and Italian citizenship.

Maja Spalevic

Maja Spalevic is our Chief Financial Officer. Mrs. Spalevic has over 18 years of experience in the financial services and private equity industries including over 13 years with Global Leisure Partners LLP (“GLP”), an affiliate of Bespoke, where she manages finances, oversees the accounting, business support, financial reporting, planning and analysis, treasury, regulatory, human resources, legal, external audit and tax functions for GLP, Bespoke and the affiliated investment entities. Mrs. Spalevic was part of the formation of Bespoke in 2014. Prior to GLP Mrs. Spalevic was a staff accountant at Getty Images. She has a BSc (Hons) in Applied Accounting from Oxford Brookes University, is a Fellow of Chartered Certified Accountants (FCCA) and is an Association of Accounting Technicians full member (MAAT).

Ian Starkey

Ian Starkey is one of our directors and the Chair of the Audit Committee. Mr. Starkey brings audit, M&A, management consulting and forensic accounting experience which he gained as a partner at KPMG (UK) where he spent over 35 years. At KPMG, Mr. Starkey was one of the most senior audit partners for over 20 years and was associated with companies such as Diageo plc, F. Hoffmann-La Roche AG and BAE Systems plc. He held various senior management roles, primarily as head of the Consumer Goods markets sector for the UK and Europe. He was a member of the boards of KPMG Europe and KPMG UK LLP, where he chaired at various times the Audit & Risk and Remuneration & Nominations Committees.

Mr. Starkey is currently a non-executive board member of DAC Beachcroft LLP, an international law firm, a member of Meyler Campbell’s Mastered Programme for executive coaching and is also involved in various finance and non-profit ventures. His career history brings to the company extensive experience of operating at board level in regulated businesses across a variety of sectors.

Robert L. Berner III

Rob Berner is one of our directors as well as a founder and Joint Managing Partner, Chief Investment Officer of Bespoke and Chairman of Bespoke’s Investment Committee. He has been active in the private equity industry for over 30 years. Mr. Berner has sat on numerous boards and is currently Chairman of Johnnie-O LLC (men’s lifestyle brand). Mr. Berner also was a principal investor in, and Chairman of Diversified Distribution Systems, LLC (DDS), the largest specialty retail distribution and services business in the United States, which was recently sold very successfully to Bunzl Plc.

Mr. Berner was previously a Partner at CVC Capital Partners (“CVC”), a global private equity firm with over U.S.$50 billion of assets under management and assisted in the opening and development of the firm’s US efforts, including serving as Chairman of CVC US. Prior to CVC, he served as a Managing Director at Ripplewood Holdings and was a member of the firm’s Investment Committee. Prior thereto, Mr. Berner was a Partner and member of the Investment Committee of Charterhouse International. Mr. Berner began his career in the investment banking division of Morgan Stanley where he was a Principal responsible for the consumer products sector. Mr. Berner also serves on the boards of Bespoke’s portfolio companies, Vinventions USA, LLC (“Vinventions”) and 24 Hour Fitness USA, Inc. (“24 Hour Fitness”). In addition, Mr. Berner has acted as a non-executive director on the boards of over 25 private equity portfolio companies during his private equity career and has sat on the board of several charitable and not for profit organizations.

Mr. Berner has an MBA from Northwestern University and a BA in Finance from the University of Notre Dame.

Mark W.B. Harms

Mark Harms is one of our directors and a founder and Joint Managing Partner of Bespoke. Prior to Bespoke, Mr. Harms founded GLP in 2004, where he is the Chairman and Chief Executive Officer. GLP has advised on over U.S.$60 billion of transactions to date, deploying over U.S.$500 million of capital into a number of investments and developed an industry leading operating executive network with 75+ members. Mr. Harms has completed over 130 advisory and principal transactions in North and South America, Europe and Australia. Mr. Harms has extensive experience with regard to leveraged debt, mezzanine and equity financing techniques in Europe and the U.S. with over U.S.$100 billion in completed transactions.

Prior to founding GLP, Mr. Harms worked at Oppenheimer as a Managing Director and at CIBC World Markets as the founder and head of the Consumer Growth Group. Mr. Harms built within Consumer Growth Group strong industry verticals in branded consumer products and services, gaming, health and fitness, specialty retail and travel and tourism. Mr. Harms currently sits on the board of Bespoke’s portfolio companies, 24 Hour Fitness, World Fitness Services Ltd. (“World Fitness Services”) and Vinventions, as well as Olympic Entertainment. Mr. Harms was a Vice Chairman of the World Travel & Tourism Council from 2011 to 2016 and is a member and on the board of the International Association of Gaming Advisors. He was also a non-executive director on a number of other charitable, educational and non for profit boards.

Mr. Harms has an MBA from the University of Chicago and a BA from the University of Michigan.

Candice Koederitz

Candice Koederitz is one of our directors. Ms. Koederitz brings capital markets, due diligence, financial market product development, international and risk management experience which she gained as a Managing Director at Morgan Stanley where she spent over 30 years. At Morgan Stanley, Ms. Koederitz worked with companies and governments globally to raise over $30 billion in capital. Ms. Koederitz held various senior management roles including head of Capital, head of Regulatory Implementation, Chief Executive Officer of Morgan Stanley Asia (S) Ltd in Singapore and head of Capital Markets Execution. She co-chaired the Capital Commitment Committee, Equity Underwriting Committees, Americas Franchise Committee and was a member of the Firm and Securities Risk Committees.

Ms. Koederitz is currently an independent, non-executive director of ICE Benchmark Administration Ltd, a financial benchmark administrator, and is involved with several non-profit organizations.

Ms. Koederitz has an MBA from Harvard Business School and a BS in Civil Engineering from the University of Texas at Austin.

Bespoke Capital Partners LLC

Our Sponsor is indirectly controlled by Bespoke, a private equity firm founded in 2014 by experienced private equity veterans, Rob Berner and Mark Harms. Paul Walsh is currently the Lead Operating Partner of Bespoke. Since its inception, Bespoke has been involved in transactions with a combined enterprise value of over U.S.$2.5 billion.

Bespoke operates with a core team of experienced investment professionals and an extensive network of over 75 highly accomplished operating partners. Bespoke employs a highly tailored approach to investment with a view to strongly align with partners and counterparties while at the same time meeting the needs of the businesses it invests in. Bespoke invests across various types of investments through flexible structures including control and minority positions. Bespoke exhibits proven proprietary “off-market” deal sourcing capabilities from its long-term relationships which it believes is an important factor in identifying a successful target for a SPAC. Bespoke’s sourcing capabilities are further evidenced through its investments which were the result of proprietary “off-market” deals sourced from long term relationships and agreed to through bilateral negotiations, away from auction or competitive processes. Bespoke believes it is viewed as a “partner of choice” given its reputation, its structuring flexibility and its operating expertise. Bespoke’s portfolio currently includes 24 Hour Fitness (privately owned and operated fitness center chain operating 440 clubs across 13 states in the U.S.), Vinventions (provider of over 3 billion closures annually to the global wine industry), World Fitness Services (leading Asian fitness center with 65 clubs in Taiwan) and Olympic Entertainment (European provider of gaming services, operation a portfolio of 115 casinos). Bespoke and its affiliate GLP are regulated in the United States by the Securities and Exchange Commission (“SEC”) and the Financial Industry Regulatory Authority and in the United Kingdom by the Financial Conduct Authority. The firm operates its business to the highest regulatory and compliance standards.

We believe our competitive strengths which will help us complete a successful qualifying acquisition include:

•	Outstanding Corporate Management Team and Sponsor Group:

○	The Corporation brings together a team of experienced investment professionals with deep capabilities and an extensive network;

○	Our leadership team has experience navigating regulated markets with strong compliance frameworks;

○	Paul Walsh, former CEO of Diageo, will act as Executive Chairman and provide oversight and guidance; and

○	Peter Caldini, our CEO and one of our directors, brings a strong consumer health background with extensive management experience.

•	Proprietary Deal Sourcing:

○	Our ability to leverage Bespoke’s and our leadership team’s extensive network including proven proprietary “off-market” deal sourcing capabilities; and

○	Our leadership’s long-term relationships with other market participants and strong reputation as business builders.

We intend to structure and execute a qualifying acquisition that will provide the combined business with a capital structure that will support the growth in shareholder value and give it the flexibility to grow organically and/or through strategic acquisitions. In addition, we believe that our status as a public company, expected available cash and benefit from public market currency are each important factors that will allow us to achieve those targets.

In evaluating a prospective target business, we will conduct a thorough due diligence review which will encompass, among other things, meetings with incumbent management and employees, document reviews, and inspection of facilities, as applicable, as well as review of financial information. We believe that our management’s and our Sponsor’s expertise in M&A and finance, as well as our reputation as active investors has enabled us to build strong relationships with company owners, executives, stakeholders, industry experts, consultants, professionals and financial intermediaries which will help provide us with attractive acquisition opportunities to consider. We will bring a private equity approach to the completion of due diligence and documentation for the qualifying acquisition, and then provide private equity style active oversight to the Corporation once the qualifying acquisition is completed. We believe that understanding the dynamics, competitors, trends, risks, and opportunities of the cannabis segment will enable us to target selected companies and efficiently pursue potential transactions.

Notwithstanding the foregoing, past performance of our management team is not a guarantee either (i) of success with respect to any qualifying acquisition we may consummate or (ii) that we will be able to identify a suitable candidate for our initial qualifying acquisition. You should not rely on the historical performance record of our management as indicative of our future performance.

THE OFFERING

Securities Offered to Public:	35,000,000 Class A Restricted Voting Units offered to the public (assuming no exercise of the Over-Allotment Option), each Class A Restricted Voting Unit consisting of:

• one Class A Restricted Voting Share; and

• one-half of a Warrant.

Price:	U.S.$10.00 per Class A Restricted Voting Unit.

Trading Commencement and Separate Trading of Shares and Warrants:	The Class A Restricted Voting Units are intended to begin trading promptly after the Closing.
It is anticipated that the Class A Restricted Voting Shares and Warrants comprising the Class A Restricted Voting Units will begin trading separately 40 days following the Closing Date (or, if such date is not a trading day on the Exchange, the next trading day on the Exchange). However, no fractional Warrants will be issued and only whole Warrants will trade.

Class A Restricted Voting Units Offered to Public:

Number outstanding before the Closing:	Nil.

Number outstanding after the Closing:	35,000,000 Class A Restricted Voting Units (assuming no exercise of the Over-Allotment Option).

40,250,000 Class A Restricted Voting Units (assuming the Over- Allotment Option is fully exercised).

Shares:	The multiple share class structure (Class A Restricted Voting Shares and Class B Shares) has been adopted to seek to provide appropriate treatment for the holders of the Class A Restricted Voting Shares in the event a qualifying acquisition is not completed within the Permitted Timeline.

Number outstanding before the Closing:	10,062,500 Class B Shares (the Founder’s Shares), to be held initially by our Sponsor (up to 1,312,500 of which, referred to as the Over-Allotment Relinquishable Founder’s Shares, shall be relinquished by our Sponsor without compensation depending on the extent to which the Over- Allotment Option is exercised).

Number outstanding after the Closing:	35,000,000 Class A Restricted Voting Shares (including the Class A Restricted Voting Shares forming part of the Class A Restricted Voting Units, but does not include the Class A Restricted Voting Shares issuable on exercise of such associated Warrants) (40,250,000 Class A Restricted Voting Shares if the Over-Allotment Option is fully exercised).

10,062,500 Class B Shares (net of the 1,312,500 Over-Allotment Relinquishable Founder’s Shares which would be relinquished if the Over-Allotment Option is not exercised).

On or immediately following the closing of a qualifying acquisition, each Class A Restricted Voting Share (unless previously redeemed) would be automatically converted into a Common Share.

Common Shares:	Pursuant to the articles of the Corporation, no Common Shares may be issued prior to the closing of the qualifying acquisition, except in connection with such closing.

The holders of the Common Shares shall be entitled to receive notice of, and to attend and vote at all meetings of, the shareholders of the Corporation (except where solely the holders of one or more other specified classes of shares (other than the Common Shares) shall be entitled to vote at a meeting, in which case, only such holders shall be entitled to receive notice of, and attend and vote at, such meeting). Each Common Share shall confer the right to one vote.

Warrants:

Number outstanding before the Closing:	Nil.

Number outstanding after the Closing:	29,500,000 Warrants (17,500,000 Warrants forming part of the Class A Restricted Voting Units to be sold to the public and 12,000,000 Founder’s Warrants to be sold to our Sponsor).

32,125,000 Warrants if the Over-Allotment Option is fully exercised (20,125,000 Warrants forming part of the Class A Restricted Voting Units to be sold to the public and 12,000,000 Founder’s Warrants to be sold to our Sponsor).

Warrant Description:	It is anticipated that the Warrants and the Class A Restricted Voting Shares comprising the Class A Restricted Voting Units will begin trading separately 40 days following the Closing Date (or, if such date is not a trading day on the Exchange, the next trading day on the Exchange)

The Warrants will become exercisable commencing 65 days after the completion of our qualifying acquisition. Each whole Warrant is exercisable to purchase one Class A Restricted Voting Share. As the outstanding Class A Restricted Voting Shares will have been automatically converted into Common Shares, after the completion of our qualifying acquisition each whole Warrant outstanding will be exercisable for one Common Share.

Warrants may be exercised only for a whole number of shares. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares to be issued to the Warrant holder.

On the exercise of any Warrant, the Warrant exercise price will be U.S.$11.50, subject to adjustments as described herein. At the election of the holder, the Warrants may be exercised through a cashless exercise.

The Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after the completion of our qualifying acquisition or may expire earlier if a qualifying acquisition does not occur within the Permitted Timeline or if the expiry date is accelerated.

Once the Warrants become exercisable, we may accelerate the expiry date of the outstanding Warrants (excluding the Founder’s Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their dealings in such securities) by providing 30 days’ notice, if and only if, the closing price of the Common Shares equals or exceeds U.S.$18.00 per Common Share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period.

The exercise price and number of shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend or our recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of shares at a price below their respective exercise prices.

Class A Restricted Voting Shares:	As 100% of the Gross Proceeds of the Offering and any additional equity raised pursuant to a rights offering will be held by •, as Escrow Agent, in the escrow account, shareholder approval of our qualifying acquisition is not required pursuant to the Exchange rules. As such, and unless shareholder approval is otherwise required under applicable law, we will: (i) prepare and file with applicable securities regulatory authorities a prospectus containing disclosure regarding the Corporation and its proposed qualifying acquisition, (ii) mail a notice of redemption to the holders of the Class A Restricted Voting Shares and make the final prospectus publicly available at least 21 days prior to the deadline for redemption; and (iii) send by prepaid mail or otherwise deliver the prospectus to the holders of the Class A Restricted Voting Shares no later than midnight (Toronto time) on the second business day prior to the deadline for redemption, which delivery may be effected electronically in compliance with NP 11-201.

The holders of the Class A Restricted Voting Shares are entitled to vote on and receive notice of meetings on all matters requiring shareholder approval (including any proposed extension to the Permitted Timeline and approval of the qualifying acquisition if otherwise required under applicable law) other than the election and/or removal of directors and auditors prior to closing of a qualifying acquisition. With the inclusion of the Founder’s Shares (and assuming that our Sponsor does not purchase any Class A Restricted Voting Units in this Offering), our Sponsor will hold a 20% voting interest to vote at any such meeting (other than approval of any proposed extension to the Permitted Timeline where only holders of Class A Restricted Voting Shares are entitled to vote), regardless of whether or not the Over-Allotment Option is exercised. Accordingly, our Sponsor may significantly influence the vote at any such meeting. See “Risk Factors”.

Class B Shares:

Prior to the Closing, our Sponsor will have purchased 10,062,500 Class B Shares (also referred to herein as the “Founder’s Shares”) for an aggregate price of U.S.$25,000, or approximately U.S.$0.0025 per Founder’s Share or $0.0029 per Founder’s Share if the Over-Allotment Option is not exercised and the Over-Allotment Relinquishable Founder’s Shares are relinquished.

Up to 1,312,500 of such Founder’s Shares (referred to as the Over-Allotment Relinquishable Founder’s Shares) shall be relinquished by our Sponsor without compensation depending on the extent to which the Over-Allotment Option is exercised. Other than the Founder’s Shares, no other Class B Shares are expected to be outstanding on Closing.

The Founder’s Shares outstanding after giving effect to this Offering and at the conclusion of the Over-Allotment Option period will represent 20% of the shares issued and outstanding of the Corporation (including all Class A Restricted Voting Shares).

The Class B Shares (or the Proportionate Voting Shares into which the Class B Shares are convertible) will not have any access to, or benefit from, the proceeds in the escrow account, and the Class B Shares (or the Proportionate Voting Shares into which the Class B Shares are convertible) will not possess any redemption rights.

The holders of the Class B Shares are entitled to vote on and receive notice of meetings on all matters requiring shareholder approval (including approval of the qualifying acquisition if otherwise required under applicable law) other than the extension to the Permitted Timeline.

At or prior to the Closing, our Sponsor will agree pursuant to the Exchange Agreement and Undertaking not to transfer any of its Founder’s Shares or Founder’s Warrants until after the closing of the qualifying acquisition, in each case other than transfers required due to the structuring of the qualifying acquisition or unless otherwise permitted by the Exchange. Any Class A Restricted Voting Shares purchased by our Sponsor would not be subject to the restrictions set out in the Exchange Agreement and Undertaking.

The Sponsor’s Post-Qualifying Acquisition Shares would likely be subject to escrow under the Exchange’s rules following the closing of the qualifying acquisition. The Founder’s Shares purchased by and the Founder’s Warrants intended to be purchased by our Sponsor pursuant to this prospectus, will not be subject to forfeiture based on performance.

Proceeds Held in Escrow:

Upon Closing, an aggregate of U.S.$350,000,000 (or U.S.$402,500,000 if the Over-Allotment Option is exercised in full), or U.S.$10.00 per Class A Restricted Voting Unit sold to the public (the “Initial Escrow Amount”), will be held by •, as Escrow Agent, in an escrow account at a Canadian chartered bank or subsidiary thereof, in accordance with the Escrow Agreement. These proceeds include U.S.$13,125,000 (or U.S.$15,093,750 if the Over-Allotment Option is exercised in full) in deferred underwriting commission.

Subject to applicable law, as further described herein, none of the funds held in the escrow account will be released from the escrow account, until the earliest of: (i) the closing of our qualifying acquisition within the Permitted Timeline, (ii) a redemption (on the closing of a qualifying acquisition or on an extension of the Permitted Timeline, each as provided herein) of, or an automatic redemption of, Class A Restricted Voting Shares, and (iii) a Winding-Up. Proceeds held in the escrow account may also be used to satisfy the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the escrowed funds (including, if applicable, under Part VI.1 of the Tax Act arising in connection with the redemption of the Class A Restricted Voting Shares), and for payment of certain expenses. For greater certainty, the aggregate U.S.$25,000 and approximately U.S.$5,375,000 of initial net proceeds from the issuance of Class B Shares (Founder’s Shares) and Founder’s Warrants, respectively, to our Sponsor prior to the Closing will not be held in escrow and may be used to fund our general ongoing expenses.

The proceeds deposited in the escrow account will be required to be invested in Permitted Investments. The Corporation intends to invest the proceeds deposited in the Escrow Account only in instruments that are the obligation of, or guaranteed by, the federal government of the United States of America.

The escrowed funds will be held following the Closing to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a qualifying acquisition or an extension to the Permitted Timeline, or in the event a qualifying acquisition does not occur within the Permitted Timeline), (ii) fund the qualifying acquisition with the net proceeds following payment of any such redemptions and deferred underwriting commission, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses, such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commission in the amount of U.S.$13,125,000 (or U.S.$15,093,750 if the Over-Allotment Option is exercised in full), which (subject to availability, failing which any shortfall shall be made up from other sources) will be payable by the Corporation to the Underwriters upon the closing of our qualifying acquisition provided that the Discretionary Deferred Portion may be used for payment to parties of the Corporation’s choosing. The per share amount we will distribute to holders of Class A Restricted Voting Shares who properly redeem their shares will not be reduced by the deferred underwriting commission we will pay to the Underwriters.

Anticipated Expenses and Funding Sources:

A portion of the U.S.$12,000,000 of the proceeds of the sales of the Founder’s Warrants is expected to be used to pay the expenses of this Offering (in the estimated amount of U.S.$500,000) and the upfront underwriting commission of U.S.$6,125,000 (assuming no exercise of the Over-Allotment Option). The remaining net proceeds of the sale of the Founder’s Warrants and Founder’s Shares not placed in escrow (in the estimated amount of U.S.$5,375,000 and U.S.$25,000) are expected to be used towards general ongoing expenses and funding our qualifying acquisition.

The Corporation will not have any access to the escrowed funds for funding general ongoing expenses or funding a qualifying acquisition prior to the closing of a qualifying acquisition other than for paying taxes on interest or other amounts earned on the escrowed funds, for certain expenses on a redemption or a Winding-Up.

To the extent that we require additional funding for general ongoing expenses or in connection with our qualifying acquisition, the Corporation may seek funding by way of unsecured loans from our Sponsor and/or its affiliates, which loans must be on reasonable commercial terms. The lender under the loans would not have recourse against the funds held in the escrow account, and thus the loans will not reduce the value thereof. Such loans will collectively be subject to a maximum aggregate principal amount equal to 10% of the escrowed funds. Such loans may be repayable in cash or be convertible into shares and/or Warrants, however no such repayment or conversion shall occur prior to the closing of the qualifying acquisition. The Corporation will not obtain any other form of debt financing except: (i) in the ordinary course for short term trade, accounts payable and general ongoing expenses; or (ii) contemporaneous with, or after, the completion of a qualifying acquisition.

The Corporation may also seek to raise additional funds through a rights offering in respect of shares available to our shareholders, in accordance with the requirements of applicable securities legislation and the Exchange’s rules, and subject to the consent of the Underwriters, subject to placing the required funds raised in the escrow account in accordance with the Exchange’s rules and also subject to fulfilling the following condition: the Corporation would not undertake a rights offering unless the amount per share deposited into the escrow account in connection therewith would be at least equal to the per share amount of the escrow funds then on deposit in the escrow account, including any interest and other amounts earned thereon (net of any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account), and provided that 100% of the gross proceeds raised in any subsequent rights offering from holders of Class A Restricted Voting Units are held in the escrow account.

Conditions to Consummating our Qualifying Acquisition:

Our qualifying acquisition must occur within the Permitted Timeline (being 18 months from the Closing, or 21 months from the Closing if we have executed a definitive agreement for a qualifying acquisition within 18 months from the Closing but have not completed the qualifying acquisition within such 18-month period). Such Permitted Timeline, however, could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution. We are not limited to only one qualifying acquisition, but to the extent we undertake more than one, they are expected to be completed concurrently within the Permitted Timeline and would be subject to the same shareholder vote at the Shareholders Meeting, if required under applicable law.

Our qualifying acquisition must be approved by a majority of our directors unrelated to the qualifying acquisition.

The business or assets forming our qualifying acquisition (or the aggregate fair market value of our combined qualifying acquisitions, if there is more than one) must, unless exemptive relief is obtained from the Exchange, have a fair market value equal to at least 80% of the assets held in the escrow account at the time the agreement is entered into (excluding the deferred underwriting commission and applicable taxes payable on interest and other amounts earned in the escrow account). Immediately following this Offering, this amount would be equal to approximately $280,000,000 (or $322,000,000 if the Over-Allotment Option is exercised in full). The fair market value of the target business will be determined by our board of directors based upon one or more valuation methods generally accepted by the financial community (potentially including, without limitation, actual and potential sales, earnings, cash flow and book value).

As 100% of the Gross Proceeds of the Offering and any additional equity raised pursuant to a rights offering will be held by •, as Escrow Agent, in the escrow account, shareholder approval of our qualifying acquisition is not required pursuant to the Exchange rules. As such, and unless shareholder approval is otherwise required under applicable law, we will: (i) prepare and file with applicable securities regulatory authorities a prospectus containing disclosure regarding the Corporation and its proposed qualifying acquisition, (ii) mail a notice of redemption to the holders of the Class A Restricted Voting Shares and make the final prospectus publicly available at least 21 days prior to the deadline for redemption; and (iii) send by prepaid mail or otherwise deliver the prospectus to the holders of the Class A Restricted Voting Shares no later than midnight (Toronto time) on the second business day prior to the deadline for redemption, which delivery may be effected electronically in compliance with NP 11-201.

Permitted Purchases of Class A Restricted Voting Shares by our Affiliates:	Prior to the qualifying acquisition, our Sponsor and/or its affiliates, our directors, officers and/or their affiliates may purchase Class A Restricted Voting Shares pursuant to this Offering, in privately negotiated transactions or in the open market.

Redemption Rights for Holders of Class A Restricted Voting Shares:	We will provide holders of our Class A Restricted Voting Shares with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to the deadline specified by the Corporation, following public disclosure of the details of the qualifying acquisition and prior to the closing of the qualifying acquisition, of which prior notice had been provided to the holders of the Class A Restricted Voting Shares by any means permitted by the Exchange, not less than 21 days nor more than 60 days in advance of such deadline, in each case, with effect, subject to applicable law, immediately prior to the closing of our qualifying acquisition, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to the limitations described in this prospectus. For greater certainty, such amount will not be reduced by the amount of any tax of the Corporation under Part VI.1 of the Tax Act or the deferred underwriting commission per Class A Restricted Voting Share held in escrow. If approval of the qualifying acquisition is otherwise required under applicable law, holders of Class A Restricted Voting Shares shall have the option to redeem their Class A Restricted Voting Shares irrespective of whether they vote for or against, or do not vote on, the qualifying acquisition at any Shareholders Meeting, as further described under “Qualifying Acquisition – Redemption Rights” and “Description of Securities – Class A Restricted Voting Shares and Class B Shares”. Holders of Class A Restricted Voting Shares will be given not less than 21 days’ notice of the Shareholders Meeting (if such meeting is required under applicable law). Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares for redemption. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

Limitations on Redemption Rights of Shareholders Holding 15% or More:	Notwithstanding the foregoing redemption rights, each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the Closing. This limitation will not apply in the event a qualifying acquisition does not occur within the Permitted Timeline, or in the event of an extension to the Permitted Timeline.

Release of Funds in Escrow Account on Closing of our Qualifying Acquisition:	On the closing of our qualifying acquisition, all remaining amounts held in the escrow account not previously paid out or payable by the Corporation to redeeming holders of Class A Restricted Voting Shares (including expenses directly related to the redemptions), paid out or payable by the Corporation for tax liabilities of the Corporation, or payable by the Corporation to the Underwriters in satisfaction of its deferred underwriting commission, will be available to the Corporation. Funds released from the escrow account to us can be used to pay all or a portion of the purchase price of the business or businesses we acquire as part of our qualifying acquisition and to pay other expenses associated with our qualifying acquisition. If our qualifying acquisition is paid for using shares or debt securities, or not all of the funds released from the escrow account are used for payment of the purchase price in connection with our qualifying acquisition, we may apply the cash balance that is not applied to the purchase price and released to us from the escrow account for general corporate purposes, including maintenance or expansion of the operations of the acquired businesses, payment of principal or interest due on indebtedness incurred in consummating the qualifying acquisition, funding of subsequent acquisitions, payment of dividends, general ongoing expenses or payment of the cash portion of the Discretionary Deferred Portion of the underwriting commission, which will be payable and released only at the Corporation’s sole discretion, in whole or in part, as it sees fit, for payment to parties of the Corporation’s choosing.

Redemption of Class A Restricted Voting Shares if No Qualifying Acquisition:

If we are unable to consummate a qualifying acquisition within the Permitted Timeline, we will be required to redeem as promptly as reasonably possible, on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrow funds available in the escrow account including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of U.S.$50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected Winding-Up expenses and certain other related costs, each as reasonably determined by the Corporation.

Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished (including the right to receive further liquidation distributions, if any), subject to applicable law. See “Make Whole Covenants” below.

There will be no redemption rights or distributions with respect to the Warrants, which will expire worthless if we fail to consummate our qualifying acquisition within the Permitted Timeline.

The Class B Shares will not possess any redemption rights. Our Sponsor will, however, participate in any liquidation distribution with respect to any Class A Restricted Voting Shares it may acquire pursuant to this Offering, in privately negotiated transactions or in the open market.

The Underwriters will not have any entitlement to their deferred underwriting commission held in the escrow account in the event we do not consummate our qualifying acquisition within the Permitted Timeline (as it may be extended). The amount in deferred underwriting commission will be included with the escrowed funds that will be available to fund the redemption of our Class A Restricted Voting Shares in the event of an extension to the Permitted Timeline, or in the event a qualifying acquisition does not occur within the Permitted Timeline.

Limited Payments to Insiders:

There will be no finder’s fees, consulting fees, reimbursements or cash payments made to our Sponsor, officers or directors, or to their affiliates, for services rendered to us prior to or in connection with the completion of our qualifying acquisition, unless expressly approved by a majority of our unconflicted directors, being the other directors who do not have a conflict of interest in respect of the proposed acquisition, and subject to any consent required by the Exchange, except for the following payments, which will not be made prior to the completion of the qualifying acquisition and will not be paid from the proceeds of the escrow account prior to the completion of the qualifying acquisition, but rather from funds on hand, from additional sources of funds at the time of the qualifying acquisition, from the proceeds of the escrow account after their release to the Corporation, or from additional funds as discussed in this prospectus:

•      repayment of unsecured loans, and any interest thereon, which may be made by our Sponsor or our Sponsor’s affiliates to finance transaction costs in connection with a prospective qualifying acquisition;

•      payment of U.S.$10,000 (plus applicable taxes) per month for administrative and related services pursuant to an administrative services agreement entered into with our Sponsor which, if applicable, may include payment for services of related parties or qualified affiliates of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect our qualifying acquisition; and

•       reimbursement of out-of-pocket expenses incurred by the above-noted persons in connection with certain activities on our behalf, such as identifying possible business targets and qualifying acquisitions.

There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the escrow account, such expenses would not be reimbursed by us unless we consummate a qualifying acquisition.

Our board of directors will review and be required to approve all reimbursements and payments made to our Sponsor, officers or directors or our affiliates or associates or their respective affiliates or associates, with any interested director abstaining from such review and approval.

Audit Committee:	The Corporation will have an Audit Committee, except as permitted by applicable securities laws, composed of independent directors. Initially we expect our Audit Committee to be composed of a majority of independent directors. See “Directors and Officers – Audit Committee”.

Make Whole Covenants:

Prior to the Closing, and pursuant to the Make Whole Agreement and Undertaking, our Sponsor will agree that (A) in the event of the liquidation of the escrow account upon the occurrence of the automatic redemption by the Corporation of the Class A Restricted Voting Shares resulting from the inability of the Corporation to complete a qualifying acquisition within the Permitted Timeline, or on a Winding-Up, or (B) in the event of an extension to the Permitted Timeline, or the completion of a qualifying acquisition, it will be liable to us if and to the extent any claims by any third party (other than our auditors) for services rendered or products sold to us, or a prospective qualifying acquisition target with which we have entered into, or discussed entering into a transaction agreement, reduce the amount of funds in the escrow account to below the lesser of (i) U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the escrow account as of the date of the full or partial liquidation of the escrow account, as applicable, due to reductions in the value of the assets held in escrow (other than due to the failure to obtain waivers from such third parties), in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the escrow account, and except as to any claims under our indemnity of the Underwriters against certain liabilities.

We believe the likelihood of our Sponsor having to indemnify us is limited because we will endeavor to have all or substantially all vendors and prospective qualifying acquisition targets as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the escrow account. However, we cannot assure investors that our Sponsor would be able to satisfy those obligations, and we have not asked our Sponsor to reserve for such eventuality. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not asked our Sponsor to reserve for such eventuality.

In the event of an extension to the Permitted Timeline, an automatic redemption, or a Winding-Up, whereby the taxes payable pursuant to Part VI.1 of the Tax Act would cause the amounts paid per share from the escrow account to redeeming holders of Class A Restricted Voting Shares to be less than the initial U.S.$10.00 invested (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like), our Sponsor will, pursuant to the Make Whole Agreement and Undertaking, be liable to the Corporation for an amount required in order for the Corporation to be able to pay U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 taxes that would be owing by the Corporation where the amount paid to redeem each applicable Class A Restricted Voting Share would be U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share). Other than as described herein, our Sponsor will not be liable to the Corporation for any other reductions to the escrow account that would cause the Corporation to pay less than U.S.$10.00 per Class A Restricted Voting Share to redeeming holders, including any amount on account of non-resident withholding tax applicable to any deemed dividends that arise on any redemptions.

Our Sponsor is permitted to make direct payments or contributions to the escrow account in the manner it determines, for indemnity purposes or otherwise.

RISKS

We are a newly formed company that has conducted no operations and has generated no revenues. Until we complete our qualifying acquisition, we will have no operations and will generate no operating revenues. In making their decision whether to invest in our Class A Restricted Voting Units, investors should factor this, along with the background of our management team, into their investment decision-making. Investors should carefully consider the foregoing factors and the other risk factors set forth in the section “Risk Factors”.

SUMMARY FINANCIAL DATA

The following table summarizes the relevant financial data for our business and should be read with our financial statements, which are included in this prospectus. Only the following balance sheet information is presented, as the Corporation has not had any significant operations to date.

	As at July 9, 2019 prior to giving effect to the Offering		Pro Forma, as at July 9, 2019 after giving effect to the Offering, and assuming no exercise of the Over-Allotment Option (in thousands of dollars)
Balance Sheet Data:
Working capital	U.S.$	10	U.S.$	5,375
Held in escrow account	U.S.$	--	U.S.$	350,000
Total assets	U.S.$	10	U.S.$	355,375
Deferred underwriting commission(1)	U.S.$	--	U.S.$	13,125
Value of Class A Restricted Voting Shares that may be redeemed in connection with our initial qualifying acquisition	U.S.$	--	U.S.$	350,000
Shareholders’ equity(2)(3)	U.S.$	10	U.S.$	(7,750)

(1)	Represents deferred underwriting commission payable only upon completion of our qualifying acquisition as set out under “Plan of Distribution – General”.

(2)	Excludes Class A Restricted Voting Units, which are subject to redemption in connection with our qualifying acquisition.

(3)	Assumes issue costs of $19,750,000. Issue costs include $500,000 of offering expenses and $19,250,000 of underwriting commissions (assuming no exercise of the Over-Allotment Option), of which $6,125,000 will be paid in cash upon the closing of this Offering and $13,125,000 in deferred underwriting commissions will only become payable upon completion of our qualifying acquisition as set out herein.

The post-Offering total assets amount includes the Initial Escrow Amount, which amount, less deferred underwriting commission and taxes payable (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and less redemption amounts to redeeming holders of Class A Restricted Voting Units, will be available to us to complete our initial qualifying acquisition(s) within the Permitted Timeline. The Initial Escrow Amount includes $13,125,000 (or $15,093,750 if the Over-Allotment Option is exercised in full) in deferred underwriting commission. The Underwriters will not be entitled to any interest accrued on the deferred underwriting commission.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, our counsel and counsel to our Sponsor, and Goodmans LLP, counsel to the Underwriters, based on the current provisions of the Tax Act in force as of the date hereof and the Proposed Amendments, each of the Class A Restricted Voting Shares, the Warrants, and the Common Shares issuable on the exercise of Warrants or the automatic conversion of Class A Restricted Voting Shares following the closing of the qualifying acquisition, will be qualified investments at the time of the acquisition thereof by a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered education savings plan (“RESP”), registered disability savings plan (“RDSP”) or tax-free savings account (“TFSA”), provided that:

(a)	in the case of Class A Restricted Voting Shares and Common Shares, at such time the Class A Restricted Voting Shares or Common Shares are listed on a designated stock exchange in Canada for the purposes of the Tax Act (which currently includes the Exchange); and

(b)	in the case of the Warrants, at such time:

(i)	the Warrants are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the Exchange); or

(ii)	the shares to be issued on the exercise of the Warrants are qualified investments as described in (a) above, provided that the Corporation is not, and deals at arm’s length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such registered plan.

Notwithstanding the foregoing, the holder of a TFSA or an RDSP, the annuitant under an RRSP or RRIF, or the subscriber of an RESP will be subject to a penalty tax in respect of Class A Restricted Voting Shares, Common Shares or Warrants held in the TFSA, RDSP, RRSP, RRIF or RESP, if such Securities are prohibited investments for the TFSA, RDSP, RRSP, RRIF, or RESP. A Security will generally be a “prohibited investment” for a TFSA, RDSP, RRSP, RRIF, or RESP if the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF, or the subscriber of the RESP does not deal at arm’s length with the Corporation for the purposes of the Tax Act, or the holder, annuitant or subscriber has a “significant interest” (as defined in subsection 207.01(4) the Tax Act) in the Corporation. Holders of a TFSA or an RDSP, annuitants under an RRSP or RRIF, and subscribers of an RESP should consult their own tax advisors as to whether the Class A Restricted Voting Shares, Common Shares, or Warrants will be a prohibited investment in their particular circumstances.

EXCHANGE RATE INFORMATION

The Corporation discloses all financial information contained in this prospectus in U.S. dollars. The following table sets forth, for the periods indicated, the high, low, average and period-end indicative rates of exchange for U.S.$1.00, expressed in Canadian dollars, published by the Bank of Canada.

	Six months ended June 30	Year ended December 31
	2019(1)	2018(1)	2017(1)	2016(2)
	($)	($)	($)	($)
Highest rate during the period	1.3600	1.3642	1.3743	1.4589
Lowest rate during the period	1.3087	1.2288	1.2128	1.2544
Average rate for the period	1.3336	1.2957	1.2986	1.3248
Rate at the end of period	1.3087	1.3642	1.2545	1.3427

Notes:

(1) 2019, 2018 and 2017 data from the Bank of Canada reflects the daily average exchange rates.

(2) 2016 data from the Bank of Canada reflects the noon exchange rates.

On July 16, 2019, the daily average rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was C$1.00 equals U.S.$1.3052.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute “forward-looking information” for the purpose of applicable Canadian securities legislation (“forward-looking statements”). These statements reflect our management’s expectations with respect to future events, the Corporation’s financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this prospectus should not be unduly relied upon. Unless otherwise indicated, these statements speak only as of the date of this prospectus.

In particular, this prospectus contains forward-looking statements pertaining to the following, among other things:

•	our ability to complete our qualifying acquisition and its potential success;

•	our success in retaining or recruiting, or changes required in, our directors and officers or key employees, both before and following our qualifying acquisition;

•	our directors and officers allocating their time to other businesses and having conflicts of interest with our business or in approving our qualifying acquisition;

•	our potential ability to obtain additional financing to complete our qualifying acquisition;

•	our pool of prospective target businesses for our qualifying acquisition;

•	the ability of our directors, officers and management team to generate a number of potential acquisition opportunities;

•	operation of the business acquired through the qualifying acquisition;

•	the potential liquidity and trading of our securities;

•	the lack of a market for our securities;

•	the use of proceeds not held in the escrow account;

•	potential regulatory changes;

•	fluctuations in interest rates; and

•	our financial performance following this Offering.

With respect to forward-looking statements contained in the prospectus, assumptions have been made regarding, among other things:

•	(i) the subscription by our Sponsor for U.S.$12,000,000 worth of Founder’s Warrants, and (ii) the prior issuance of 8,750,000 Founder’s Shares (assuming no exercise of the Over-Allotment Option and thus the relinquishment of the maximum of 1,312,500 Over-Allotment Relinquishable Founder’s Shares subject to relinquishment); the 8,750,000 Founder’s Shares would increase up to a maximum of 10,062,500 to the extent the Over-Allotment Option is fully exercised;

•	the ability of the Corporation, our Sponsors and our management team to successfully consummate a qualifying acquisition within the Permitted Timeline;

•	an interest rate of 2.0% per annum, for the Corporation’s projection of an accrual of interest earned in the escrow account over the next 18 months, and the increase of the initial U.S.$10.00 per Class A Restricted Voting Unit sold to the public held in the escrow account to approximately U.S.$10.30 per Class A Restricted Voting Unit, before applicable taxes and other permitted deductions (and for greater certainty, following the closing of our qualifying acquisition, we will use a portion of the balance of the non-redeemed Class A Restricted Voting Shares’ portion of the escrow account (less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) to pay the deferred underwriting commission); and

•	projected Offering-related expenses and projected operational and qualifying acquisition-related expenses during the Permitted Timeline leading up to our qualifying acquisition, as further described in “Use of Proceeds”.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and included elsewhere in this prospectus, including:

•	the Corporation’s lack of operating history and revenues;

•	the ability of our holders of Class A Restricted Voting Shares to redeem their Class A Restricted Voting Shares for cash may make our financial condition less attractive to potential qualifying acquisition targets;

•	the requirement that we complete our qualifying acquisition within the Permitted Timeline (unless extended);

•	multiple prospective targets may give rise to increased costs and risks that could negatively impact our operations and profitability;

•	the net proceeds of this Offering not being held in the escrow account may be insufficient to allow us to operate throughout the Permitted Timeline;

•	third parties may bring claims against us where we are not indemnified by our Sponsor;

•	the ability of our shareholders to exercise redemption rights with respect to a large number of our Class A Restricted Voting Shares, which may not allow us to complete the most desirable qualifying acquisition or optimize our capital structure;

•	changes in laws or regulations, or a failure to comply with any laws and regulations;

•	potential adverse tax consequences on holders of Class A Restricted Voting Shares and on the Corporation in the event the Corporation acquires a United States company or assets of a United States entity in an “inversion” transaction;

•	the inability to ascertain the merits or risks of any particular target’s business operations or sector;

•	the target business with which we enter into our qualifying acquisition may not have attributes entirely consistent with our general criteria and guidelines;

•	we may not be required to obtain an opinion from a qualified person confirming that the price we intend to pay for a target company or target business is fair to us or our shareholders from a financial point of view;

•	resources could be wasted in pursuing acquisitions that are not consummated;

•	the loss of our directors and officers;

•	the loss of key personnel;

•	the Corporation may be subject to competition from other companies seeking to execute a business plan similar to that of the Corporation;

•	the loss of an acquisition target’s key personnel;

•	our Sponsor, directors and officers may have conflicts of interest with the target company;

•	our Sponsor, directors, officers and their respective affiliates and associates may have interests that conflict with our interests;

•	our Sponsor will lose its investment in us if our qualifying acquisition is not completed within the Permitted Timeline and its holdings of Founder’s Shares and Founder’s Warrants may create financial incentives that differ compared to holders of Class A Restricted Voting Shares;

•	a qualifying acquisition with a private company may result in a qualifying acquisition with a company that is not as profitable as we suspected, if at all;

•	the inability to maintain control of a target business after our qualifying acquisition;

•	a target’s business management may not have the skills, qualifications or abilities to manage a public company;

•	the inability to obtain additional financing to complete our qualifying acquisition or to fund the operations and/or growth of a target business;

•	the lack of investment diversification and dependence on a single target business which may have a limited number of products or services if we are only able to complete one qualifying acquisition;

•	competition from other businesses;

•	a market for our securities may not develop;

•	the tax consequences of the qualifying acquisition; and

•	other factors discussed under “Risk Factors”.

Readers are cautioned that the foregoing list of risk factors should not be construed as exhaustive.

Note Regarding Financial Outlook and Future-Oriented Financial Information

Financial outlook and future-oriented financial information contained in this prospectus about prospective financial performance, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on our management’s assessment of the relevant information currently available, and to become available in the future. In particular, this prospectus contains projected operational information for the Permitted Timeline leading up to our qualifying acquisition, a projected accrual of interest in the escrow account, and a projected dilution to holders of Class A Restricted Voting Shares on a per share basis (which includes a projected pro forma net tangible book value after giving effect to this Offering). These projections contain forward-looking statements and are based on a number of material assumptions and factors set out above. Actual results may differ significantly from the projections presented herein. These projections may also be considered to contain future-oriented financial information or a financial outlook under applicable securities laws. The actual results of the Corporation’s operations for any period will likely vary from the amounts set forth in these projections, and such variations may be material. See above and under the heading “Risk Factors” for a discussion of the risks that could cause actual results to vary. The future-oriented financial information and financial outlooks contained in this prospectus have been approved by management as of the date of this prospectus and have been provided for the purpose of describing management’s expectations. Readers are cautioned that any such financial outlook and future-oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, the Corporation’s directors and management. The Corporation and our management believe that the prospective financial information has been prepared on a reasonable basis, reflecting our management’s best estimates and judgments, and represents, to the best of our management’s knowledge and opinion, upon review by the board of directors, the Corporation’s expected course of action. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

Any forward-looking statement included in this prospectus is expressly qualified by this cautionary statement, and except as otherwise indicated, is made as of the date of this prospectus. None of the Corporation, the Sponsor or the Underwriters assume or undertake any obligation to update or revise any forward-looking statements or departures from them, except as required by applicable law. New factors emerge from time to time, and it is not possible for our management to predict all such factors and to assess in advance the impact of each such factor on the business of the Corporation or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

MARKET AND INDUSTRY DATA

In this prospectus, we rely on and refer to information and statistics regarding market shares of various companies and markets. We have obtained some of this market share information and industry data from internal surveys, market research, publicly available information and industry publications. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed. Although we believe this information is reliable, neither we nor our Sponsor nor the Underwriters have independently verified or can guarantee the accuracy or completeness of that information and investors should use caution in placing reliance on such information.

MARKETING MATERIALS

Any template version of any marketing materials (as such term is defined in NI 41-101) that will be filed on SEDAR before the termination of the distribution under this Offering (including any amendments to, or an amended version of, any template version of any marketing materials) will be deemed to be incorporated into the prospectus. Any template version of any marketing materials that are utilized by the Underwriters in connection with this Offering are not part of this prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus.

THE CORPORATION

Bespoke Capital Acquisition Corp. was incorporated under the BCBCA on July 8, 2019. Our head office is located at 20 Balderton Street, 8th Floor, London, United Kingdom, W1K 6TL and our registered office is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada.

The Corporation’s articles include, among other provisions, a provision providing for a forum for adjudication of certain disputes, whereby unless the Corporation approves or consents in writing to the selection of an alternative forum, the courts of the Province of British Columbia and appellate courts therefrom shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation, (iii) any action asserting a claim arising pursuant to any provision of the BCBCA or the articles of the Corporation (as they may be amended from time to time), or (iv) any action asserting a claim otherwise related to the relationships among the Corporation, its affiliates and their respective shareholders, directors and/or officers, but does not include claims related to the business carried on by the Corporation or such affiliates. Any person or entity owning, purchasing or otherwise acquiring any interest, including without limitation any registered or beneficial ownership thereof, in the securities of the Corporation shall be deemed to have notice of and consented to the provisions of the articles.

OUR BUSINESS

Introduction

We are a newly organized SPAC incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which we refer to throughout this prospectus as our “qualifying acquisition”. We have identified prospective targets for a qualifying acquisition but have not, nor has anyone on our behalf, initiated any substantive discussions with any prospective targets. No assurance can be given that any discussions with prospective targets will lead to the entering of a binding acquisition agreement. If we complete more than one qualifying acquisition, each such qualifying acquisition is expected to occur concurrently and would be subject to the same shareholder vote at the Shareholders Meeting, if required under applicable law.

Our objective is to execute a qualifying acquisition, the terms of which are determined by us to be favourable and provided that the target business(es) or assets forming the qualifying acquisition have a fair market value of at least 80% of the assets held in the escrow account at the time the agreement is entered into (excluding deferred underwriting commissions and applicable taxes payable on the income accrued in the escrow account). The fair market value of the target business will be determined by our board of directors based upon one or more valuation methods generally accepted by the financial community (potentially including, without limitation, actual and potential sales, earnings, cash flow and book value).

Business Strategy

Our initial qualifying acquisition and value creation strategy will be to identify, acquire and, after our initial qualifying acquisition, assist in the growth of a business in the cannabis industry. However, we are not limited to this industry and we may pursue a qualifying acquisition opportunity in any business or industry we choose and we may pursue a company with operations or opportunities outside of Canada and the United States. Notwithstanding the foregoing, we do not intend to consummate a qualifying acquisition with a target business that we determine is operating in violation of any applicable cannabis-related state, federal and foreign laws.

We intend to identify and execute on a qualifying acquisition by leveraging our network to find attractive investment opportunities. We will seek to acquire several complementary companies as part of our qualifying acquisition to form a leading vertically integrated international cannabis company, with a “land to brand” strategy and global reach. Our vision is to create a global vertical industry leader in cannabis, replicating the success of industry vertical leaders in spirits, home and personal care, carbonated drinks, cosmetics and other sectors. The key investment criteria which we will consider as we evaluate multiple targets across the value chain in cultivation, extraction, research and development and brands are:

•	Research and Development (R&D):

○	Pursue targets with a focus on R&D, specifically new product and brand development in connection with a vertical integration strategy, including plant genetics and tissue cultures.

•	Cultivation:

○	Focus on combination of high quality and low cost facilities built to EU-GMP standards in both Canada and Europe.

•	Extraction:

○	Seek solutions for what could be a major bottleneck for supply in the industry, with capabilities in Canada, Europe and the U.S. (with initial focus on hemp for CBD).

•	Brands:

○	Seek to build a brand led business across each of the methods of cannabis consumption (edibles, drinks, vapes and flower). There are currently more than 100 licensed producers in Canada and over 1,000 brands of CBD in the United States.

•	Strong Operating Management:

○	Seek expertise that can be shared across the group post our qualifying acquisition.

•	Synergistic Benefits:

○	Seek targets which may create synergies and benefit from the oversight and leadership of our management team including Paul Walsh and Peter Caldini.

•	Willingness to Roll for Equity:

○	Preference to acquire companies with stock rather than cash to, among other things, align interests with all stakeholders.

○	Acquisition for stock will allow us to retain cash to support organic growth of the target companies.

•	High Standards of Regulatory Compliance:

○	Seek targets that are engaged within all applicable cannabis-related state, federal and foreign legal frameworks and exhibit high standards of regulatory compliance.

We intend to use these criteria and guidelines in the evaluation of acquisition opportunities; however, we may decide to enter into our qualifying acquisition with one or more target businesses that do not meet any or all of these criteria or guidelines. These criteria are not intended to be exhaustive and may not apply in all cases or at all. Any evaluation relating to the merits of a particular target may be based, to the extent relevant, on these general criteria and/or other considerations, factors and criteria that our management, board of directors and our Sponsor may deem relevant.

The Corporation will be led by and will benefit from our experienced management team and group of directors.

Paul Walsh

Paul Walsh is our Executive Chairman and brings with him a wealth of experience as Chief Executive Officer of a large multinational branded consumer products corporation operating in highly regulated markets. Mr. Walsh was the Chief Executive Officer of Diageo, the world’s largest spirits company, from 2000 to 2013. Prior to that, Mr. Walsh was the Chairman and President of The Pillsbury Company from 1996 to 1999. Under Mr. Walsh’s leadership, Diageo’s precursor, Grand Metropolitan, was transformed from a multi-national conglomerate into a focused, global market leading spirits business via a combination of organic growth and significant acquisitions. Mr. Walsh and his management team created over U.S.$80 billion of shareholder value while in leadership at Diageo.

Mr. Walsh brings with him substantial corporate leadership experience, knowledge of consumer-centric companies, international operations expertise, and experience with regulated industries. He has also held executive-level finance positions, including as Chief Financial Officer of Grand Metropolitan Foods and Intercontinental Hotels. Throughout his career, Mr. Walsh has built success and growth at his companies through the deployment of effective brand development and marketing strategies, which brings added perspective to our Board. Notable successes include the creation of the Johnnie Walker family of Scotch Whiskey brands.

Mr. Walsh is the Lead Operating Partner of Bespoke and also serves as Chairman of Compass Group PLC. He is a non-executive director of McDonald’s Corporation and FedEx Corporation.

Peter Caldini

Peter Caldini is our Chief Executive Officer and one of our directors. Mr. Caldini has over 30 years of experience building and restructuring multinational organizations around the world and a strong consumer healthcare background. Mr. Caldini developed extensive commercial management expertise at Pfizer Inc., Bayer AG and Wyeth, LLC. Mr. Caldini was the Regional President North America for Pfizer Consumer Healthcare from 2017 to 2019. Prior to that role he was the Regional President EMEA of Pfizer Consumer Healthcare from 2016 to 2017 and led the Northern European cluster from 2015 to 2016. Mr. Caldini was at Bayer from 2009 to 2014, with roles including the head of sub-region Emerging Markets EMEA, the General Manager of Bayer Consumer Care China and the head of the Nutritionals Strategic Business unit, the global leader in nutritional supplements with brands One-A-Day, Berocca, and Supradyn. From 2002 to 2009 Mr. Caldini was at Wyeth LLC where he was responsible for affiliates across LATAM and AsiaPac and also managed the Centrum brand globally. Early in his career Mr. Caldini held various leadership roles in brand management at Unilever in the US and Europe.

As President of Pfizer Consumer Healthcare North America Mr. Caldini was responsible for managing the 2nd largest OTC consumer healthcare company in the region with over U.S.$2.1 billion in net sales. He drove market share growth for leading brands Advil, Emergen-C, Nexium, Chapstick, and Prep-H and improved the profitability of the business unit. As Regional President, he drove organizational change, brand acceleration, marketing strategy, trade execution, global e-commerce and transitioned the business to a more integrated operating culture. Mr. Caldini simultaneously led the turnaround of the Pfizer Canada affiliate, the 2nd largest OTC company in the market.

As Regional President EMEA of Pfizer Consumer Healthcare he managed a U.S.$580 million P&L with over 850 employees. He was credited for restructuring the region, resulting in above market revenue growth and significantly improved profitability. He led the turnaround of several underperforming affiliates including the UK, Spain, Russia, and the Middle East. He directed the successful brand launches of Nexium across Europe and the Viagra switch in the UK. He also led the successful acquisition of B-Total, a leading vitamin B brand in Italy and the integration of Ferrosan in the Nordics and Russia.

Mr. Caldini holds board roles with healthcare companies Kramer Labs, Solvotrin, and PreMark Pharma. He has a Masters of International Economics and Management from Bocconi University in Milan, Italy, an MBA from Northeastern University and a BA, Political Science from Boston University. Mr. Caldini holds US and Italian citizenship.

Maja Spalevic

Maja Spalevic is our Chief Financial Officer. Mrs. Spalevic has over 18 years of experience in the financial services and private equity industries including over 13 years with GLP, an affiliate of Bespoke, where she manages finances, oversees the accounting, business support, financial reporting, planning and analysis, treasury, regulatory, human resources, legal, external audit and tax functions for GLP, Bespoke and the affiliated investment entities. Mrs. Spalevic was part of the formation of Bespoke in 2014. Prior to GLP Mrs. Spalevic was a staff accountant at Getty Images.

She has a BSc (Hons) in Applied Accounting from Oxford Brookes University, is a Fellow of Chartered Certified Accountants (FCCA) and is an Association of Accounting Technicians full member (MAAT)..

Ian Starkey

Ian Starkey is one of our directors and the Chair of the Audit Committee. Mr. Starkey brings audit, M&A, management consulting and forensic accounting experience which he gained as a partner at KPMG (UK) where he spent over 35 years. At KPMG, Mr. Starkey was one of the most senior audit partners for over 20 years and was associated with companies such as Diageo plc, F. Hoffmann-La Roche AG and BAE Systems plc. He held various senior management roles, primarily as head of the Consumer Goods markets sector for the UK and Europe. He was a member of the boards of KPMG Europe and KPMG UK LLP, where he chaired at various times the Audit & Risk and Remuneration & Nominations Committees.

Mr. Starkey is currently a non-executive board member of DAC Beachcroft LLP, an international law firm, a member of Meyler Campbell’s Mastered Programme for executive coaching and is also involved in various finance and non-profit ventures. His career history brings to the company extensive experience of operating at board level in regulated businesses across a variety of sectors.

Robert L. Berner III

Rob Berner is one of our directors as well as a founder and Joint Managing Partner, Chief Investment Officer of Bespoke and Chairman of Bespoke’s Investment Committee. He has been active in the private equity industry for over 30 years. Mr. Berner has sat on numerous boards and is currently Chairman of Johnnie-O LLC (men’s lifestyle brand). Mr. Berner also was a principal investor in, and Chairman of Diversified Distribution Systems, LLC (DDS), the largest specialty retail distribution and services business in the United States, which was recently sold very successfully to Bunzl Plc.

Mr. Berner was previously a Partner at CVC, a global private equity firm with over U.S.$50 billion of assets under management and assisted in the opening and development of the firm’s US efforts, including serving as Chairman of CVC US. Prior to CVC, he served as a Managing Director at Ripplewood Holdings and was a member of the firm’s Investment Committee. Prior thereto, Mr. Berner was a Partner and member of the Investment Committee of Charterhouse International. Mr. Berner began his career in the investment banking division of Morgan Stanley where he was a Principal responsible for the consumer products sector. Mr. Berner also serves on the boards of Bespoke’s portfolio companies, Vinventions and 24 Hour Fitness. In addition, Mr. Berner has acted as a non-executive director on the boards of over 25 private equity portfolio companies during his private equity career and has sat on the board of several charitable and not for profit organizations.

Mr. Berner has an MBA from Northwestern University and a BA in Finance from the University of Notre Dame.

Mark W.B. Harms

Mark Harms is one of our directors and a founder and Joint Managing Partner of Bespoke. Prior to Bespoke, Mr. Harms founded GLP in 2004, where he is the Chairman and Chief Executive Officer. GLP has advised on over U.S.$60 billion of transactions to date, deploying over U.S.$500 million of capital into a number of investments and developed an industry leading operating executive network with 75+ members. Mr. Harms has completed over 130 advisory and principal transactions in North and South America, Europe and Australia. Mr. Harms has extensive experience with regard to leveraged debt, mezzanine and equity financing techniques in Europe and the U.S. with over U.S.$100 billion in completed transactions.

Prior to founding GLP, Mr. Harms worked at Oppenheimer as a Managing Director and at CIBC World Markets as the founder and head of the Consumer Growth Group. Mr. Harms built within Consumer Growth Group strong industry verticals in branded consumer products and services, gaming, health and fitness, specialty retail and travel and tourism. Mr. Harms currently sits on the board of Bespoke’s portfolio companies, 24 Hour Fitness, World Fitness Services and Vinventions, as well as Olympic Entertainment. Mr. Harms was a Vice Chairman of the World Travel & Tourism Council from 2011 to 2016 and is a member and on the board of the International Association of Gaming Advisors. He was also a non-executive director on a number of other charitable, educational and non for profit boards. Mr. Harms has an MBA from the University of Chicago and a BA from the University of Michigan.

Candice Koederitz

Candice Koederitz is one of our directors. Ms. Koederitz brings capital markets, due diligence, financial market product development, international and risk management experience which she gained as a Managing Director at Morgan Stanley where she spent over 30 years. At Morgan Stanley, Ms. Koederitz worked with companies and governments globally to raise over $30 billion in capital. Ms. Koederitz held various senior management roles including head of Capital, head of Regulatory Implementation, Chief Executive Officer of Morgan Stanley Asia (S) Ltd in Singapore and head of Capital Markets Execution. She co-chaired the Capital Commitment Committee, Equity Underwriting Committees, Americas Franchise Committee and was a member of the Firm and Securities Risk Committees.

Ms. Koederitz is currently an independent, non-executive director of ICE Benchmark Administration Ltd, a financial benchmark administrator, and is involved with several non-profit organizations.

Ms. Koederitz has an MBA from Harvard Business School and a BS in Civil Engineering from the University of Texas at Austin.

Bespoke Capital Partners LLC

Our Sponsor is indirectly controlled by Bespoke, a private equity firm founded in 2014 by experienced private equity veterans, Rob Berner and Mark Harms. Paul Walsh is currently the Lead Operating Partner of Bespoke. Since its inception, Bespoke has been involved in transactions with a combined enterprise value of over U.S.$2.5 billion.

Bespoke operates with a core team of experienced investment professionals and an extensive network of over 75 highly accomplished operating partners. Bespoke employs a highly tailored approach to investment with a view to strongly align with partners and counterparties while at the same time meeting the needs of the businesses it invests in. Bespoke invests across various types of investments through flexible structures including control and minority positions. Bespoke exhibits proven proprietary “off-market” deal sourcing capabilities from its long-term relationships which it believes is an important factor in identifying a successful target for a SPAC. Bespoke’s sourcing capabilities are further evidenced through its investments which were the result of proprietary “off-market” deals sourced from long term relationships and agreed to through bilateral negotiations, away from auction or competitive processes. Bespoke believes it is viewed as a “partner of choice” given its reputation, its structuring flexibility and its operating expertise. Bespoke’s portfolio currently includes 24 Hour Fitness (privately owned and operated fitness center chain operating 440 clubs across 13 states in the U.S.), Vinventions (provider of over 3 billion closures annually to the global wine industry), World Fitness Services (leading Asian fitness center with 65 clubs in Taiwan) and Olympic Entertainment (European provider of gaming services, operation a portfolio of 115 casinos). Bespoke and its affiliate GLP are regulated in the United States by the SEC and the Financial Industry Regulatory Authority and in the United Kingdom by the Financial Conduct Authority. The firm operates its business to the highest regulatory and compliance standards.

We believe our competitive strengths which will help us complete a successful qualifying acquisition include:

•	Outstanding Corporate Management Team and Sponsor Group:

○	The Corporation brings together a team of experienced investment professionals with deep capabilities and an extensive network;

○	Our leadership team has experience navigating regulated markets with strong compliance frameworks;

○	Paul Walsh, former CEO of Diageo, will act as Executive Chairman and provide oversight and guidance; and

○	Peter Caldini, our CEO and one of our directors, brings a strong consumer health background with extensive management experience.

•	Proprietary Deal Sourcing:

○	Our ability to leverage Bespoke’s and our leadership team’s extensive network including proven proprietary “off-market” deal sourcing capabilities; and

○	Our leadership’s long-term relationships with other market participants and strong reputation as business builders.

We intend to structure and execute a qualifying acquisition that will provide the combined business with a capital structure that will support the growth in shareholder value and give it the flexibility to grow organically and/or through strategic acquisitions. In addition, we believe that our status as a public company, expected available cash and benefit from public market currency are each important factors that will allow us to achieve those targets.

In evaluating a prospective target business, we will conduct a thorough due diligence review which will encompass, among other things, meetings with incumbent management and employees, document reviews, and inspection of facilities, as applicable, as well as review of financial information. We believe that our management’s and our Sponsor’s expertise in M&A and finance, as well as our reputation as active investors has enabled us to build strong relationships with company owners, executives, stakeholders, industry experts, consultants, professionals and financial intermediaries which will provide us with attractive acquisition opportunities to consider. We will bring a private equity approach to the completion of due diligence and documentation for the qualifying acquisition, and then provide private equity style active oversight to the Corporation once the qualifying acquisition is completed. We believe that understanding the dynamics, competitors, trends, risks, and opportunities of the segment will enable us to target selected companies and efficiently pursue potential transactions.

Notwithstanding the foregoing, past performance of our management team is not a guarantee either (i) of success with respect to any qualifying acquisition we may consummate or (ii) that we will be able to identify a suitable candidate for our initial qualifying acquisition. You should not rely on the historical performance record of our management as indicative of our future performance.

Competitive Strengths

In addition to the factors described above, including our corporate management team and sponsor group, we believe this structure has the following competitive strengths:

Status as a public company

We believe our structure will make us an attractive business combination partner to target businesses. As an existing public company, we offer a target business an alternative to the traditional initial public offering through a merger or other business combination. In this situation, the owners of the target business would exchange their shares in the target business for our securities or for a combination of our securities and cash, allowing us to tailor the consideration to the specific needs of the sellers. We believe target businesses might find this method a more certain and cost effective method to becoming a public company than the typical initial public offering. In a typical initial public offering, there are additional expenses incurred in marketing, roadshow and public reporting efforts that will likely not be present to the same extent in connection with a qualifying acquisition with us. Furthermore, once the qualifying acquisition is consummated, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions, that could prevent the offering from occurring. Once public, we believe the target business would then have greater access to capital and an additional means of providing management incentives consistent with shareholders’ interests than it would have as a privately-held company. It can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented employees.

Some potential target businesses may view the inherent limitations in our status as a SPAC as a deterrent and may prefer to effect a business combination with a more established entity or with a private company, however we believe that our status as a public company will make us an attractive business partner. These inherent limitations include: limitations on our available financial resources, which may be inferior to those of other entities pursuing the acquisition of similar target businesses; the requirement that we file a prospectus and, where required under applicable law, seek shareholder approval of a qualifying acquisition, which may delay the consummation of a transaction; and the existence of our outstanding warrants, which may represent a source of future dilution.

Financial position

With funds in the escrow account of U.S.$350,000,000 (or U.S.$402,500,000 if the Over-Allotment Option is exercised in full) available to use for a qualifying acquisition, we offer a target business a variety of options such as providing the owners of a target business with cash or securities and a public means to sell such shares, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. As we are able to consummate our initial qualifying acquisition using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires.

INDUSTRY OVERVIEW

We intend to identify, evaluate and execute an attractive qualifying acquisition by leveraging our network to find one or more attractive investment opportunities. We intend to focus our search for target businesses that are involved in cannabis industry and/or related sectors; however, we are not limited to a particular industry or geographic region for the purposes of completing our qualifying acquisition.

Expanding Legal Global Cannabis Markets

Global

The growing adoption of cannabis in legal markets is expected to propel revenue growth in the global legal cannabis market from $13.8 billion in 2018 to retail sales of approximately US$200 billion globally over the next 15 years. Increased demand has led to legalization or movement towards legalization of both adult use or medical cannabis in various jurisdictions. Significant public and private investment in research and the development of safer forms of ingestible cannabis products such as tinctures, oils, vaporizers, beverages and edibles are also expected to contribute market growth. The cannabis industry is, however, highly fragmented with over 100 Canadian licensed producers and 1,000 U.S. CBD brands.

Source: Grandview Research and Constellation Brands

Figure 1: Global Legal Cannabis Market

Additionally, the expectation for the total available market for cannabis and CBD globally is expected to climb to over US$300 billion by 2032, with similar shares of market between the U.S., Europe and Asia.

Source: Bank of America Merrill Lynch – A Cannabis World … and More People are Living In It (April 17, 2019).

Figure 2: Geographic Breakdown of Cannabis Market1

Potential Disruption of Traditional Consumer Segments by Cannabis

We expect cannabis, particularly CBD, to disrupt, or to become included in consumer markets globally where legal. We expect it to disrupt a variety of industries from packaged food to healthcare. Research estimates predict that cannabis could account for a 10% market share within a variety of consumer health and pet care categories. We believe that pet care in particular represents a significant market opportunity as cannabis and CBD products continue to gain acceptance.

Figure 3 below sets out the 2018 retail sales of select disruptable categories.

1 Includes market estimates.

(US$ billions)

Source: Jefferies International Limited – Initiating on cannabis: Long-term highs expected but not all at the party (February 25, 2019).

Figure 3: 2018 Retail Sales of Select Disruptable Categories

Evolution of Form Factor Share in Cannabis Markets

As the number and sophistication of companies operating in the cannabis market increases, the quantity and variety of products that reach consumers and advances in product development are expected to enhance product adoption among consumers contributing to further market growth.

We believe trends in maturing cannabis markets, such as certain state markets in the US, are helpful in providing insight into what we believe could become global trends in the future.

Source: BDS Analytics – The Taste Future of Cannabis Edibles – Cannabis Intelligence Briefing (2018).

Figure 4: Consumable Cannabis by Categories in the United States

Regulation of Cannabis in Global Markets

Canada

The Cannabis Act came into force on October 17, 2018 and Canada became the first major industrialized nation to legalize adult-use cannabis at the federal level. The Cannabis Act provides an overall framework for the legalization of adult-use cannabis in Canada, including in respect of medical cannabis. The Cannabis Regulations promulgated under the Cannabis Act set out a detailed regime for the licensing of various activities in the industry, including cultivation, industrial hemp, processing, sales, distribution, packaging and labelling, as well as promotional and marketing activities. On June 14, 2019, the Federal Government announced amendments to the Cannabis Regulations, that will come into effect October 17, 2019. A limited selection of products (extracts and topicals) will appear in physical stores mid-December 2019. The new regulation has created three new classes of cannabis products: edibles; cannabis extracts; and cannabis “topicals.” Federal license holders are required to provide 60 days’ notice to Health Canada of their plan to sell these products.

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult use purposes and related matters, it also provides the provinces and territories of Canada with the authority to regulate other aspects of adult use cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed and a range of other matters. Provincial and territorial governments have enacted differing legislation and regulations for the distribution and retail of adult-use cannabis. The models differ and range from a government-run model for retail and distribution to a fully private system.

United States

In the United States, cannabis is largely regulated at the state level. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a Schedule I controlled substance under the CSA in the United States and as such, elements of its production, distribution and use violate federal law in the United States. As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and in the case of conflict between federal and state law, the federal law must be applied. Notwithstanding the paramountcy of U.S. federal law, enforcement of such laws may be limited by other means or circumstances. Unless and until the United States Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law, which may adversely affect the U.S. cannabis sector.

United States CBD Market

In December 2018, the 2018 Farm Bill was passed by U.S. Congress and signed into law. This legislation removes hemp (as well as hemp-based derivatives) from the definition of “marijuana” (which we refer to herein as “cannabis”) under the CSA as well as from the United States’ Drug Enforcement Administration’s Schedule I list of controlled substances.

While the regulatory structure regarding the cultivation and sale of hemp under the 2018 Farm Bill is still underway, this significant shift toward full legalization is expected to drive a new wave of investment in the hemp cultivation and processing industries, with the total U.S. hemp-derived CBD market expected to grow to an addressable market size of $22 billion by 2022.2

The forecasted demand is expected to be largely driven by the increased awareness around the potential health and wellness benefits provided by CBD. There are other hemp-based products that generate demand in addition to CBD, such as cooking oil, dairy alternatives, salad dressings and flour. There has been a global regulatory shift within the

2 Green Entrepreneur, citing Brightfield Group, CBD Market Research Report, September 2018.

hemp industry and we are aware of approximately 36 countries where hemp is currently grown legally as of 2017, including Canada and the U.S.3

Source: Brightfield Group – U.S. CBD Market (2019 Report), Canaccord Genuity research.

Figure 5: United States CBD Market4

Europe

We are aware of at least 12 European countries where cannabis is currently legal for medical purposes. It is estimated that progressive views with regards to cannabis use across certain European countries will result in further legalization of medical cannabis allowing this market to continue to grow. With a total market of over 742 million people, and total healthcare spend of €2.3 trillion, Europe is estimated to become the largest medical cannabis market in the world.

3 Grand View Research, Industrial Hemp Market Size, Share & Trends Analysis Report By Product (Seeds, Fiber, Shivs), By Application (Textiles, Personal Care, Animal Care, Construction Materials), By Region, And Segment Forecasts, 2018 – 2025.

4 Includes market estimates.

Figure 6 below sets out the current views regarding cannabis use across certain European countries.

Source: Prohibition Partners – the European Cannabis ReportTM, July 2018.

Figure 6: European Countries’ Views Regarding Cannabis Use

South America

South America is a growing market for cannabis and is expected to become a large global player in the medical cannabis market. Based on various publicly available sources, a number of countries in South America currently have legalized cannabis for medical use in some form, including: Argentina, Brazil, Chile, Colombia, Peru, Paraguay and Uruguay. Additionally, cannabis is legalized for adult use in Uruguay, and the following countries have taken legislative steps towards decriminalizing cannabis use: Brazil, Chile, Colombia, Ecuador, Peru and Paraguay.

Figure 7 below sets out status of cannabis legalization in various countries in South America.

Figure 7: Legalization of Cannabis in South America

Asia

Asia represents a significant long term market opportunity in the cannabis sector. Today, most foreign governments on this continent enforce strict laws and regulations with respect to cannabis. Recent developments, however, indicate the increasing societal and governmental acceptance of cannabis in Asia, particularly for medical use. This is led in part, by the international community. In early 2019, the World Health Organization proposed that cannabis should be rescheduled within international law. Subsequently, Thailand legalized medical cannabis and the Malaysian Health Ministry indicated that it will consider allowing the use of medical cannabis. China and Singapore are also pursuing research into the healthcare applications of cannabis. Additionally, under the guidance of the UN, countries such as Myanmar are increasingly moving closer to viewing cannabis use as a public health issue rather than one requiring engagement with the criminal justice system. With this increasing acceptance, the legal cannabis market in Asia is expected to reach $8.5bn by 2024. 5

Outside of medical and adult-use cannabis, hemp is a key focus in the region. China is the world’s largest producer of hemp, and its crops make up almost half of the global legal hemp market. As a result, China is expected to account for a major share of the global hemp-derived CBD market by 2024.6 Japan, which legalized CBD oil in 2016, also represents a sizable and growing CBD market.

Oceania

In 2018, the Oceania region had a total estimated cannabis market value of US$5.6 billion which is expected to reach US$8.7 billion by 2028. The two largest growth markets in Oceania are Australia and New Zealand, which legalized medical cannabis in 2016 and 2018, respectively. As of July 2018, 1,059 patients in Australia have received prescriptions and as many as 400,000 medical cannabis patients are expected by 2028. 7

QUALIFYING ACQUISITION

General

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time following this Offering. We have identified prospective targets for a qualifying acquisition but have not, nor has anyone on our behalf, initiated any substantive discussions with any prospective targets. No assurance can be given that any discussions with prospective targets will lead to the entering of a binding acquisition agreement. We intend to continue our search for target businesses with a focus on the cannabis industry; however, we are not limited to a particular industry or geographic region for the purposes of completing our qualifying acquisition. We intend to effectuate our qualifying acquisition using the cash proceeds from (i) the escrow account after redemptions, taxes and permitted expenses, (ii) the portion of the sales of the Founder’s Warrants and Founder’s Shares not placed in the escrow account (in the estimated amount of U.S.$5,375,000), and (iii) the U.S.$25,000 of initial proceeds to be raised prior to the Closing, or our shares, or debt, or a combination of these as the consideration to be paid in our qualifying acquisition. Accordingly, investors in this Offering are investing without first having an opportunity to evaluate the specific merits or risks of any one or more qualifying acquisitions. A qualifying acquisition may involve the acquisition of, or merger with, a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various applicable securities laws. We may also seek to effect simultaneous qualifying acquisitions with more than one target business. If we complete more than one qualifying acquisition, each such qualifying acquisition is expected to occur concurrently and would be subject to the same shareholder vote at the Shareholders Meeting, if required under applicable law. We do not intend to consummate a qualifying acquisition with a target business that we determine is operating in violation of any applicable cannabis-related state, federal and foreign laws.

[5]	Prohibition Partners – The Asian Cannabis ReportTM, May 2019.

[6]	Prohibition Partners – The Asian Cannabis ReportTM, May 2019.

[7]	Prohibition Partners – The Oceania Cannabis ReportTM, July 2018.

Significant Sources of Target Businesses

We have identified prospective targets for a qualifying acquisition but have not, nor has anyone on our behalf, initiated any substantive discussions with any prospective targets. We believe based on our management’s business knowledge and past experience that there are numerous qualifying acquisition targets. We expect that our principal means of identifying potential target businesses will be through the extensive contacts and relationships of our Sponsor, officers and directors. While our officers and directors are not required to commit any specific amount of time in identifying or performing due diligence on potential target businesses, our officers and directors believe that the relationships they have developed over their careers and their access to our Sponsor’s and its affiliates contacts and resources will generate a number of potential qualifying acquisition opportunities that will warrant further investigation. We also anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to target businesses they think we may be interested in on an unsolicited basis, since many of these sources will have read this prospectus and know what types of businesses we are targeting. Our Sponsor, officers and directors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. Our officers and directors must present to us all target business opportunities that have a fair market value of at least 80% of the assets held in the escrow account (excluding deferred underwriting commissions and applicable taxes payable on the income accrued in the escrow account) at the time of the agreement to enter into the initial qualifying acquisition, subject to any pre-existing fiduciary or contractual obligations. While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction.

Conflicts of Interest

There will be no finder’s fees, consulting fees, reimbursements or cash payments made to our Sponsor, officers or directors, or to their affiliates, for services rendered to us prior to or in connection with the completion of our qualifying acquisition, unless expressly approved by a majority of our unconflicted directors, being the other directors who do not have a conflict of interest in respect of the proposed acquisition, and subject to any consent required from the Exchange, except for the following payments, which will not be made prior to the completion of the qualifying acquisition and will not be paid from the proceeds of the escrow account prior to the completion of the qualifying acquisition, but rather from funds on hand, from additional sources of funds at the time of the qualifying acquisition, from the proceeds of the escrow account after their release to the Corporation, or from additional funds as discussed in this prospectus:

•	repayment of unsecured loans, and any interest thereon, which may be made by our Sponsor or our Sponsor’s affiliates to finance transaction costs in connection with a prospective qualifying acquisition;

•	payment of U.S.$10,000 (plus applicable taxes) per month for administrative and related services pursuant to an administrative services agreement entered into with our Sponsor which, if applicable, may include payment for services of related parties or qualified affiliates of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect our qualifying acquisition; and

•	reimbursement of out-of-pocket expenses incurred by the above-noted persons in connection with certain activities on our behalf, such as identifying possible business targets and qualifying acquisitions.

There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the escrow account, such expenses would not be reimbursed by us unless we consummate a qualifying acquisition.

Our board of directors will review and be required to approve all material reimbursements and payments made to our Sponsor, officers or directors or our affiliates or associates or their respective affiliates or associates, with any interested director abstaining from such review and approval.

None of our Sponsor, directors or officers are required to commit their full time to our affairs and, accordingly, they may be susceptible to conflicts of interest in allocating their time among various business activities. In addition, in the course of their other business activities, the Sponsor, directors and/or officers may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including to seek and present investment and business opportunities to other entities. As more fully discussed in “Directors and Offices — Conflicts of Interest,” if any of our officers or directors becomes aware of an initial business combination opportunity that falls within the line of business of any entity to which he has pre-existing fiduciary or contractual obligations, they may be required to present such initial business combination opportunity to such entity prior to presenting such initial business combination opportunity to us.

In addition, if the qualifying acquisition involves a related party, the transaction may be subject to the minority shareholder protections of MI 61-101, which would, in certain circumstances, require approval by minority shareholders and/or an independent valuation. The Exchange may also impose additional requirements in such circumstances. Further, in addition to the requirements of the BCBCA in this respect, officers and directors will be required to recuse themselves from our consideration of a potential acquisition involving a participant in respect of which the director or officer has either a material economic interest or a perceived conflict of interest.

The Corporation may, as needed and as may be approved by its board of directors, from time to time, both prior to and following our qualifying acquisition, enter into service agreements with related parties or qualified affiliates of related parties for, but not limited to, various administrative, managerial or operational services or to help effectuate our qualifying acquisition. Although some of our officers and directors may enter into employment or consulting agreements with the acquired business following our qualifying acquisition, the presence or absence of any such arrangements will not be used as a criteria in our selection process of an acquisition target.

Additional Funding for General Ongoing Expenses

To the extent that we require additional funding for general ongoing expenses or in connection with our sourcing of a qualifying acquisition, the Corporation may seek funding by way of unsecured loans from our Sponsor and/or its affiliates, which loans must be on reasonable commercial terms. The lender under the loans would not have recourse against the funds held in the escrow account, and thus the loans will not reduce the value thereof. Such loans will collectively be subject to a maximum aggregate principal amount equal to 10% of the escrowed funds. Such loans may be repayable in cash or be convertible into shares and/or Warrants, however no such repayment or conversion shall occur prior to the closing of the qualifying acquisition. The Corporation will not obtain any other form of debt financing except: (i) in the ordinary course for short term trade, accounts payable and general ongoing expenses; or (ii) contemporaneous with, or after, the completion of a qualifying acquisition.

The Corporation may also seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation and subject to the consent of the Underwriters, subject to placing the required funds raised in the escrow account in accordance with the Exchange’s rules and also subject to fulfilling the following condition: the Corporation would not undertake a rights offering unless the amount per share deposited into the escrow account in connection therewith would be at least equal to the per share amount of the escrow funds then on deposit in the escrow account, including any interest and other amounts earned thereon (net of any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account), and provided that 100% of the gross proceeds raised in any subsequent rights offering from holders of Class A Restricted Voting Units are held in the escrow account.

Permitted Timeline Extension

We have 18 months from the Closing to consummate a qualifying acquisition (or 21 months from the Closing if we have executed a definitive agreement for a qualifying acquisition within 18 months from the Closing).

If our management believes that we need an extension of the Permitted Timeline in order to successfully execute a qualifying acquisition, the Corporation will hold a meeting of holders of Class A Restricted Voting Shares and seek approval by ordinary resolution of only the holders of the Class A Restricted Voting Shares for an amendment to the articles to facilitate an extension to up to 36 months and an acceleration of such holders’ redemption rights. Assuming a meeting of holders of Class A Restricted Voting Shares is called and the requisite Class A Restricted Voting Shares approval is obtained, holders of Class A Restricted Voting Shares would be permitted to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to the second business day before the meeting, and, subject to applicable law, immediately prior to the date that an extension to the Permitted Timeline takes effect. See “Description of Securities – Class A Restricted Voting Shares and Class B Shares”. Holders of Class A Restricted Voting Shares will be given not less than 21 days’ notice of the meeting. Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares pursuant to the redemption right. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

Minimum Fair Market Value of Qualifying Acquisition

Absent exemptive relief from the Exchange, the business or assets forming our qualifying acquisition (or any number of qualifying acquisitions, all of which must be completed concurrently) must have a minimum fair market value equal to 80% of the assets held in the escrow account at the time the agreement is entered into (excluding the deferred underwriting commission and applicable taxes payable on interest and other amounts earned in the escrow account). The fair market value of the target business will be determined by our board of directors based upon one or more valuation methods generally accepted by the financial community (potentially including, without limitation, actual and potential sales, earnings, cash flow and book value). Where the qualifying acquisition is comprised of more than one acquisition, and multiple acquisitions are required to satisfy the aggregate fair market value of a qualifying acquisition, these acquisitions are expected to close concurrently and would be subject to the same shareholder vote at the Shareholders Meeting, if required under applicable law.

In the event that the amount required to be paid to holders of Class A Restricted Voting Shares to be redeemed in connection with a shareholder vote on the qualifying acquisition would exceed the additional financing obtained by the Corporation to offset the redemption amount (especially where the proposed qualifying acquisition contains a minimum cash balance condition as a condition to closing), the Corporation may consider offering additional shares to the vendor of the target company, such that the cash that would otherwise be payable to the vendor that is needed to redeem the shares is replaced with additional shares issued to the vendor. In addition, holders of Class A Restricted Voting Shares that would otherwise intend to redeem their shares may (including for tax reasons) prefer to sell their shares in the market, and the Corporation may also pursue debt financing, as further described in this prospectus, all of which may reduce the likelihood of any cash deficiencies at the time of the qualifying acquisition. Accordingly, any such cash deficiencies, including as a result of redemptions, may result in the inability of the Corporation to complete a qualifying acquisition despite shareholder approval thereof.

Limited Ability to Evaluate the Target’s Management Team

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our qualifying acquisition with that business, our assessment of the target’s management may not prove to be correct. The future role of members of our management team, if any, in the target business cannot presently be stated with any certainty but we expect that the current management team of the Corporation will remain with the Corporation following our qualifying acquisition. Nevertheless, some members of our management team may not become a part of the target’s management team, and the future management may not have the necessary skills, qualifications or abilities to manage a public company. Further, it is also not certain if all or any of our directors will remain associated in any capacity with us following our qualifying acquisition. While we expect that our key personnel will remain with the combined company, the final determination will be made at the time of our qualifying acquisition.

Following our qualifying acquisition, we may seek to recruit additional managers to supplement the incumbent management of the target business. We may not have the ability to recruit additional managers, or such additional managers may not have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Completion of a Qualifying Acquisition

As 100% of the Gross Proceeds of the Offering and any additional equity raised pursuant to a rights offering will be held by •, as Escrow Agent, in the escrow account, shareholder approval of our qualifying acquisition is not required pursuant to the Exchange rules. As such, and unless shareholder approval is otherwise required under applicable law, we will: (i) prepare and file with applicable securities regulatory authorities a prospectus containing disclosure regarding the Corporation and its proposed qualifying acquisition, (ii) mail a notice of redemption to the holders of the Class A Restricted Voting Shares and make the final prospectus publicly available at least 21 days prior to the deadline for redemption; and (iii) send by prepaid mail or otherwise deliver the prospectus to the holders of the Class A Restricted Voting Shares no later than midnight (Toronto time) on the second business day prior to the deadline for redemption, which delivery may be effected electronically in compliance with NP 11-201.

The holders of the Class A Restricted Voting Shares are entitled to vote on and receive notice of meetings on all matters requiring shareholder approval (including any proposed extension to the Permitted Timeline and approval of the qualifying acquisition if otherwise required under applicable law) other than the election and/or removal of directors and auditors prior to closing of a qualifying acquisition. Assuming that our Sponsor does not purchase any Class A Restricted Voting Units in this Offering, our Sponsor will hold a 20% voting interest to vote at any such meeting (other than approval of any proposed extension to the Permitted Timeline where only holders of Class A Restricted Voting Shares are entitled to vote), regardless of whether or not the Over-Allotment Option is exercised. Accordingly, our Sponsor may significantly influence the vote at any such meeting. See “Risk Factors”.

Prior to the Closing, our Sponsor will have purchased the Founder’s Shares, being 10,062,500 Class B Shares (up to 1,312,500 of which are Over-Allotment Relinquishable Founder’s Shares and are subject to relinquishment by our Sponsor without compensation depending on the extent to which the Over-Allotment Option is exercised). These Founder’s Shares will be purchased for an aggregate price of U.S.$25,000, or approximately $0.0025 per Founder’s Share, or U.S.$0.0029 per Founder’s Share if the Over-Allotment Option is not exercised and the Over-Allotment Relinquishable Founder’s Shares are relinquished. The number of Founder’s Shares was determined so that the Founder’s Shares would represent 20% of the shares issued and outstanding immediately following completion of this Offering (including all Class A Restricted Voting Shares). Other than the Founder’s Shares, no other Class B Shares are expected to be outstanding on Closing. In addition, our Sponsor intends to purchase 12,000,000 Founder’s Warrants at an offering price of U.S.$1.00 per Founder’s Warrant (for an aggregate purchase price of U.S.$12,000,000) that will occur simultaneously with the Closing. The Founder’s Warrants will be subject to the same terms and conditions as the Warrants underlying the Class A Restricted Voting Units, except as otherwise disclosed herein.

Our Sponsor will have an economic interest in the qualifying acquisition that may differ as compared to those of holders of Class A Restricted Voting Shares, given that, among other things, prior to the Closing, our Sponsor will agree to certain transfer restrictions in respect of their Founder’s Shares and Founder’s Warrants, as applicable, as further described under “Description of Securities – Founder’s Shares”.

Information regarding the qualifying acquisition and the resulting business following the completion of the qualifying acquisition will be made available to shareholders in a prospectus prepared by our management. Such prospectus will contain disclosure of the resulting issuer assuming completion of the qualifying acquisition and will be filed with applicable securities regulatory authorities and the Exchange. This prospectus would be either a non-offering prospectus or provide for the issuance of securities required in connection with the completion of the qualifying acquisition. Any such financing would not affect amounts held in the escrow account or amounts to be distributed to holders of the Class A Restricted Voting Shares therefrom. In the event that the Corporation proposes to acquire a target business that operates or has significant businesses in an emerging market jurisdiction, additional securities regulatory requirements may apply, and any such transaction may warrant additional review and scrutiny of the applicable securities regulatory authorities.

Initial Listing Requirements

Unless exempted by the Exchange, the reporting issuer resulting from our qualifying acquisition must satisfy the initial listing requirements of the designated stock exchange (likely the Exchange), as prescribed under the applicable policies of the Exchange or such designated stock exchange.

Exchange’s Escrow Policy

Upon completion of the qualifying acquisition, the resulting issuer may be subject to the Exchange’s escrow policy, and that the securities held by the founders of such resulting issuer, which may include the Sponsor’s Post-Qualifying acquisition Shares or securities issued to our Sponsor in connection with the completion of the qualifying acquisition, would be released from an escrow account that would restrict their disposition as follows:

On the closing date of the qualifying acquisition	1/10 of the founding securities
6 months after the closing date of the qualifying	1/3 of the remaining founding securities
acquisition
12 months after the closing date of the qualifying	1/2 of the remaining founding securities
acquisition
18 months after the closing date of the qualifying	the remaining founding securities
acquisition

Redemption Rights

In connection with seeking to complete a qualifying acquisition, we will provide holders of our Class A Restricted Voting Shares with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to the deadline specified by the Corporation, following public disclosure of the details of the qualifying acquisition and prior to the closing of the qualifying acquisition, of which prior notice had been provided to the holders of the Class A Restricted Voting Shares by any means permitted by the Exchange, not less than 21 days nor more than 60 days in advance of such deadline, in each case, with effect, subject to applicable law, immediately prior to the closing of our qualifying acquisition, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to the limitations described in this prospectus. For greater certainty, such amount will not be reduced by the amount of any tax of the Corporation under Part VI.1 of the Tax Act or the deferred underwriting commission per Class A Restricted Voting Share held in escrow. If approval of the qualifying acquisition by shareholders is otherwise required under applicable law, holders of Class A Restricted Voting Shares shall have the option to redeem their Class A Restricted Voting Shares irrespective of whether they vote for or against, or do not vote on, the qualifying acquisition at any Shareholders Meeting. Holders of Class A Restricted Voting Shares will be given not less than 21 days’ notice of the Shareholders Meeting (if such meeting is required under applicable law). Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares for redemption. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

The amount in the escrow account will initially be U.S.$10.00 per Class A Restricted Voting Unit. Based on the initial U.S.$350,000,000 placed in escrow (and assuming no exercise of the Over-Allotment Option), an interest rate of approximately 2.0% per annum, if the escrow account remains in place over the next 18 months (and no qualifying acquisition has been completed), the cash held in escrow is expected to grow from the initial U.S.$10.00 per Class A Restricted Voting Unit sold to the public to approximately U.S.$10.30 per Class A Restricted Voting Share, before applicable taxes and other permitted deductions.

Following the redemption, each of the remaining Class A Restricted Voting Shares would then be automatically converted on or immediately following the closing of the qualifying acquisition into one Common Share, and the residual escrow account balance would be available to the Corporation to pay tax liabilities on amounts earned on the escrowed funds, to pay the Underwriters their deferred underwriting commission, and to otherwise use at its discretion, in accordance with the Escrow Agreement.

Notwithstanding the foregoing redemption rights, each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the Closing. This limitation will not apply in the event a qualifying acquisition does not occur within the Permitted Timeline, or in the event of an extension to the Permitted Timeline. By its election to redeem, each registered holder (other than CDS) and each beneficial holder of Class A Restricted Voting Shares shall be required to represent or shall be deemed to have represented to the Corporation that, together with any affiliate of such holder and any other person with whom such holder or affiliate is acting jointly or in concert, he, she or it is not redeeming Class A Restricted Voting Shares with respect to more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the Closing.

We believe that this restriction will discourage shareholders from accumulating large blocks of shares and subsequently attempting to use their ability to exercise their redemption rights against a proposed qualifying acquisition as a means to force us or our management to engage in inappropriate transactions. Absent this provision, a holder of Class A Restricted Voting Shares holding more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following this Offering could threaten to exercise its redemption rights if such holder is not otherwise satisfied with the qualifying acquisition. By limiting our shareholders’ ability to redeem more than 15% of the number of Class A Restricted Voting Shares issued and outstanding following this Offering, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete a qualifying acquisition that is favoured by our other shareholders, and particularly in connection with a qualifying acquisition with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash available at the time of closing. However, we would not be restricting our shareholders’ ability to vote all of their shares for or against our qualifying acquisition.

Our articles (which, among other things, provide for the various redemption rights of holders of Class A Restricted Voting Shares) may only be amended by a special resolution, which would require 66 2/3% of votes cast to be voted in favour of the proposed amendment. The Corporation and our Sponsor have each agreed with the Underwriters that they will not proceed with any amendments to the articles prior to the closing of a qualifying acquisition which would materially adversely affect the redemption rights of the holders of Class A Restricted Voting Shares unless it has first amended the Escrow Agreement to provide that the escrow amount per unit will be released to redeeming holders of Class A Restricted Voting Shares upon such redemption, should such amendment of the articles proceed, on terms that are substantially equivalent to the redemption rights that would apply to redemptions on the extension of the Permitted Timeline. In addition, consent of the Exchange to any such amendments would be required. The consent of the Underwriters and the Escrow Agent would also be required. Accordingly, any such amendments are considered extremely unlikely.

Automatic Redemption if No Qualifying Acquisition

If we are unable to consummate a qualifying acquisition within the Permitted Timeline, we will be required to redeem, as promptly as reasonably possible, on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), each of the outstanding Class A Restricted Voting Shares. See “Description of Securities – Class A Restricted Voting Shares and Class B Shares”. Such redemption will completely extinguish the rights of holders of Class A Restricted Voting Shares as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and the Warrants (including the Founder’s Warrants) will be cancelled.

Our Sponsor will not be entitled to redeem the Founder’s Shares in connection with a qualifying acquisition or entitled to access the escrow account upon our Winding-Up. Our Sponsor will, however, be entitled to redeem any Class A Restricted Voting Shares it may acquire pursuant to this Offering, in privately negotiated transactions or in the open market.

The Underwriters will have no right to their deferred underwriting commission held in the escrow account in connection with our Winding-Up.

Contractual Rights of Action

The Corporation expects that a contractual right of action for rescission or damages against the Corporation (or its successor) and a contractual right for damages against the directors of the Corporation at the time of the deposit redemption deadline and against every person or company, including the Promoter, who signs the prospectus that is required to be prepared by the Corporation at the time of its proposed qualifying acquisition (the “QA Prospectus”) will be required to be granted to original purchasers of Class A Restricted Voting Units from the Underwriters in connection with this Offering in the event that there is a misrepresentation in the QA Prospectus. The contractual rights of action against such persons or companies are expected to be consistent with the rights (and defences) under section 130 of the Securities Act (Ontario). In addition, the Corporation will indemnify the other parties granting such rights.

USE OF PROCEEDS

We estimate that the net proceeds of the sale of the Class A Restricted Voting Units to the public, as well as the net proceeds of the sale of the Founder’s Warrants to our Sponsor or its affiliates, of which U.S.$350,000,000 (assuming no exercise of the Over-Allotment Option) will be deposited into the escrow account, will be used as set forth in the following table.

This prospectus assumes (i) an offering size of U.S.$350,000,000 worth of Class A Restricted Voting Units ($402,500,000 in the event the Over-Allotment Option is fully exercised), (ii) the subscription by our Sponsor for U.S.$12,000,000 worth of Founder’s Warrants, and (iii) the prior issuance of 8,750,000 Founder’s Shares (assuming no exercise of the Over-Allotment Option and thus the relinquishment of the maximum of 1,312,500 Over-Allotment Relinquishable Founder’s Shares subject to relinquishment; the 8,750,000 Founder’s Shares would increase up to a maximum of 10,062,500 to the extent the Over-Allotment Option is fully exercised). Should those numbers change, proportionate or other changes, as applicable, will be made to reflect such changes to the Offering including the size of the over-allotment and the purchases by our Sponsor of the Founder’s Shares including the Over-Allotment Relinquishable Founder’s Shares.

	Without Over- Allotment Option		With Over- Allotment Option
Gross Proceeds

Gross proceeds from Class A Restricted Voting Units offered to public	U.S.$	350,000,000	U.S.$	402,500,000

Gross proceeds from Founder’s Warrants offered to our Sponsor	U.S.$	12,000,000	U.S.$	12,000,000

Total gross proceeds	U.S.$	362,000,000	U.S.$	414,500,000

Offering Expenses(1)

Offering expenses	U.S.$	500,000	U.S.$	500,000

Underwriting commission (1.75% upfront)(2)	U.S.$	6,125,000	U.S.$	7,043,750

	U.S.$	6,625,000	U.S.$	7,543,750

Total offering expenses (other than deferred underwriting commission)

Net proceeds after offering expenses	U.S.$	355,375,000	U.S.$	406,956,250

Held in escrow account	U.S.$	350,000,000	U.S.$	402,500,000

% of proceeds of the Offering	100.0%		100.0%

$ per Class A Restricted Voting Unit	U.S.$	10.00	U.S.$	10.00

Not held in Escrow	U.S.$	5,375,000	U.S.$	4,456,250

The following table shows the expected use of the approximately U.S.$5,375,000 (in the event that the Over-Allotment Option is not exercised) of net proceeds not held in the escrow account (which, for greater certainty, does not include the U.S.$25,000 of initial proceeds from the Founder’s Shares issued to our Sponsor).

	Anticipated Use of Net
	Proceeds not Held in		Percentage
	Escrow		(Approximate)
Legal, accounting, due diligence, travel, and other fees and expenses in connection with any qualifying acquisition	U.S.$	4,595,000	85.5%

Legal and accounting fees related to public vehicle	U.S.$	150,000	2.8%

Ongoing listing fees and regulatory fees	U.S.$	250,000	4.7%

Payment for administrative and support services	U.S.$	180,000	3.3%

Other miscellaneous expenses	U.S.$	200,000	3.7%

Total	U.S.$	5,375,000	100.0%

(1)	In the event that offering expenses are less than set forth in this table, any such amounts will be used for post-Closing general ongoing expenses.

(2)	Subject to the following, an underwriting commission equal to up to U.S.$19,250,000 (or U.S.$22,137,500 if the Over-Allotment Option is exercised in full) or 5.5% of the Gross Proceeds will be payable by the Corporation. U.S.$0.375 per Class A Restricted Voting Unit or U.S.$13,125,000 in the aggregate (or U.S.$15,093,750 if the Over-Allotment Option is exercised in full), representing 68.18% of the underwriting commission, will be deposited with the Escrow Agent in the escrow account at a Canadian chartered bank or subsidiary thereof, in accordance with the Escrow Agreement, and released only upon completion of our qualifying acquisition. The Discretionary Deferred Portion will be payable and released only at the Corporation’s sole discretion, in whole or in part, and only upon completion of our qualifying acquisition. Upon the closing of our qualifying acquisition, such U.S.$13,125,000 in deferred underwriting commission (or U.S.$15,093,750 if the Over-Allotment Option is exercised in full) will be payable from the funds held in the escrow account. These expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring our qualifying acquisition based upon the level of complexity of such transaction. In the event we identify an acquisition target that is subject to specific regulations, we may incur additional expenses associated with legal due diligence and the engagement of special legal counsel. In addition, our staffing needs may vary and as a result, we may engage a number of consultants to assist with legal and financial due diligence. In the event that our assumptions prove to be inaccurate, we may re-allocate some of such proceeds within the above described categories. To the extent that we require additional funding for general ongoing expenses or in connection with our qualifying acquisition, we may obtain unsecured loans from our Sponsor and/or its affiliates, as further described below under “Use of Proceeds – Additional Funding”, or we may conduct a rights offering in respect of shares, in accordance with the requirements of applicable securities legislation and subject to the consent of the Underwriters, and also subject to placing the required funds raised in the escrow account in accordance with the Exchange’s rules or we may obtain additional funding as otherwise permitted by the Exchange. The Corporation would not undertake a rights offering unless the amount per share deposited into the escrow account in connection therewith was at least equal to the per share amount of the escrow funds then on deposit in the escrow account, including any interest and other amounts earned thereon (net of any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account).

While the Exchange’s rules require that no less than 90% of the Gross Proceeds raised in this Offering, including at least 50% of the Underwriters’ commission, be placed in an escrow account, the Corporation will deposit 100% of the Gross Proceeds raised in this Offering into the escrow account. Upon Closing, the Initial Escrow Amount will be held by •, as Escrow Agent, in an escrow account at a Canadian chartered bank or subsidiary thereof, in accordance with the Escrow Agreement. The Initial Escrow Amount includes $13,125,000 (or U.S.$15,093,750 if the Over-Allotment Option is exercised in full) in deferred underwriting commission.

The Initial Escrow Amount and any other amounts deposited in the escrow account will be required to be invested only in Permitted Investments. The Corporation intends to invest the proceeds deposited in the Escrow Account only in instruments that are the obligation of, or guaranteed by, the federal government of the United States of America.

Based on the Initial Escrow Amount of U.S.$10.00 per Class A Restricted Voting Unit sold to the public, assuming an interest rate of approximately 2.0% per annum, the Corporation expects the escrow account to generate approximately U.S.$10,500,000 of interest over the next 18 months following the Closing. Based on the same assumptions, the Corporation also expects that the cash held in escrow will grow from the initial U.S.$10.00 per Class A Restricted Voting Unit sold to the public to approximately $10.30 per Class A Restricted Voting Share, before applicable taxes and other permitted deductions. Following the closing of our qualifying acquisition, we will use the balance of the non-redeemed Class A Restricted Voting Shares’ portion of the escrow account (less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) to pay the Deferred Amount as set out under “Plan of Distribution – General” (subject to availability, failing which any shortfall may be made up from other sources at our discretion) and otherwise use, in whole or in part, at our discretion.

The escrowed funds will be held following the Closing to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a qualifying acquisition or an extension to the Permitted Timeline, or in the event a qualifying acquisition does not occur within the Permitted Timeline), (ii) fund the qualifying acquisition with the net proceeds following payment of any such redemptions and deferred underwriting commission, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses, such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commission in the amount of $13,125,000 (or $15,093,750 if the Over-Allotment Option is exercised in full), which (subject to availability, failing which any shortfall shall be made up from other sources) will be payable by the Corporation to the Underwriters upon the closing of our qualifying acquisition provided that the Discretionary Deferred Portion may be used for payment to parties of the Corporation’s choosing.

Subject to applicable law, none of the funds held in the escrow account will be released from the escrow account until the earliest of: (i) the closing of our qualifying acquisition within the Permitted Timeline, (ii) a redemption (on the closing of a qualifying acquisition or on an extension of the Permitted Timeline, each as provided herein) of, or an automatic redemption of, Class A Restricted Voting Shares, and (iii) a Winding-Up. Proceeds held in the escrow account may also be used to satisfy the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the escrowed funds (including, if applicable, under Part VI.1 of the Tax Act arising in connection with the redemption of the Class A Restricted Voting Shares), and for payment of certain expenses. For greater certainty, the aggregate U.S.$25,000 and approximately U.S.$5,375,000 of initial net proceeds from the issuance of the Founder’s Shares and the Founder’s Warrants, respectively, to our Sponsor prior to and simultaneously with the Closing will not be held in escrow and may be used to fund our general ongoing expenses.

The net proceeds held in the escrow account may be used as consideration to fund expenses in connection with the qualifying acquisition and to pay the sellers of one or more target businesses with which we ultimately complete our qualifying acquisition. Although we believe that the net proceeds of this Offering will be sufficient to allow us to consummate our qualifying acquisition, we have not yet initiated any substantive discussions or entered into a written or oral binding acquisition agreement with any prospective target business and thus we cannot ascertain the capital requirements, if any, for any particular transaction or the sources of such potential financing. Such financing may not be available on acceptable terms, if at all. To the extent additional financing proves to be unavailable or insufficient when needed to consummate our qualifying acquisition, we would be compelled to either seek additional financing, restructure the transaction or abandon that particular qualifying acquisition and seek an alternative target business candidate. To the extent that our share capital is used in whole or in part as consideration to effect our qualifying acquisition, the proceeds held in the escrow account which are not used to consummate our qualifying acquisition will be disbursed to the Corporation and will, along with any other amounts not expended, be used to fund general ongoing expenses. Such funds could be used in a variety of ways, including continuing or expanding the post-qualifying acquisition entity’s operations, for strategic acquisitions by such new entity, for payment of dividends and for marketing, research and development of existing or new products, or for other purposes.

The remaining net proceeds from the issuance of the Founder’s Warrants not placed in escrow are expected to be used to pay the expenses of this Offering and be used towards general ongoing expenses and funding the identification and completion of a qualifying acquisition.

We believe that amounts not held in escrow will be sufficient to pay the costs and expenses to which such proceeds are allocated. This belief is based on the fact that, while we may begin preliminary due diligence of a target business in connection with an indication of interest, we intend to undertake in-depth due diligence, depending on our then resources and the circumstances of the relevant prospective acquisition, only after we have negotiated and signed a letter of intent or other preliminary agreement that addresses the terms of our qualifying acquisition. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating our initial qualifying acquisition is less than the actual amount necessary to do so, we may be required to raise additional capital, and, if so, we could seek such additional capital through unsecured loans from our Sponsor and/or its affiliates, as described in greater detail below. Such persons, however, are not under any obligation to advance funds to the Corporation. To the extent that we require additional funding for general ongoing expenses or in connection with our qualifying acquisition, we may also obtain such funding as otherwise permitted by the Exchange or through a rights offering in respect of shares available to our shareholders (in accordance with the requirements of applicable securities legislation, the Exchange’s rules, and subject to the consent of the Underwriters), and subject to the amount per share deposited into the escrow account in connection therewith being at least equal to the per share amount of the escrow funds then on deposit in the escrow account, including any interest and other amounts earned thereon (net of any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account). See “Use of Proceeds – Additional Funding” below for further details on possible unsecured loans from our Sponsor and/or its affiliates or possible rights offerings in respect of shares.

If we were to expend all of the net proceeds of this Offering, other than the proceeds deposited in the escrow account, and without taking into account interest, if any, earned on the escrow account, permitted expenses or taxes, the per share redemption amount received by holders of our Class A Restricted Voting Shares upon a redemption would be approximately U.S.$10.00. The proceeds deposited in the escrow account could, however, become subject to the claims of our creditors which would have higher priority than the claims of holders of our Class A Restricted Voting Shares. We cannot assure investors that the actual per share redemption amount received by holders of Class A Restricted Voting Shares will not be substantially less than U.S.$10.00. See “Description of Securities – Make Whole Covenants”.

We will have entered into an administrative services agreement at the Closing pursuant to which we will pay our Sponsor a total of U.S.$10,000 (plus applicable taxes) per month, for an initial term of 18 months, subject to possible extension, for administrative support and related services. Upon completion of our qualifying acquisition, we will cease paying these monthly fees.

A holder of Class A Restricted Voting Shares will be entitled to be paid by us from funds we receive from the escrow account only upon the earliest to occur of: (i) the closing of our qualifying acquisition, and only in connection with those shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) a redemption upon an extension of the Permitted Timeline, (iii) a Winding-Up, or (iv) if we are unable to consummate a qualifying acquisition within the Permitted Timeline, the redemption by the Corporation of the Class A Restricted Voting Shares on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline). In no other circumstance will a holder of Class A Restricted Voting Shares have any right or interest of any kind to or in the escrow account.

The holder of the Founder’s Shares and Founder’s Warrants have no access to the escrow account prior to or following the closing of our qualifying acquisition in respect of such securities.

If we fail to complete our qualifying acquisition within the Permitted Timeline or seek an extension to the Permitted Timeline, our Sponsor will be entitled to redeem any Class A Restricted Voting Shares it is holding as a result of any purchases pursuant to or following this Offering.

Additional Funding

To the extent that we require additional funding for general ongoing expenses or in connection with our sourcing of a qualifying acquisition, the Corporation may seek funding by way of unsecured loans from our Sponsor and/or its affiliates, which loans must be on reasonable commercial terms. The lender under the loans would not have recourse against the funds held in the escrow account, and thus the loans will not reduce the value thereof. Such loans will collectively be subject to a maximum aggregate principal amount equal to 10% of the escrowed funds. Such loans may be repayable in cash or be convertible into shares and/or Warrants, however no such repayment or conversion shall occur prior to the closing of the qualifying acquisition. The Corporation will not obtain any other form of debt financing except: (i) in the ordinary course for short term trade, accounts payable and general ongoing expenses; or (ii) contemporaneous with, or after, the completion of a qualifying acquisition.

The Corporation may also seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation and subject to the consent of the Underwriters, subject to placing the required funds raised in the escrow account in accordance with the Exchange’s rules and also subject to fulfilling the following condition: the Corporation would not undertake a rights offering unless the amount per share deposited into the escrow account in connection therewith would be at least equal to the per share amount of the escrow funds then on deposit in the escrow account, including any interest and other amounts earned thereon (net of any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account), and provided that 100% of the gross proceeds raised in any subsequent rights offering from holders of Class A Restricted Voting Units are held in the escrow account.

Other than the foregoing, the Corporation will not be able to obtain any form of debt or equity financing other than in accordance with applicable securities laws and only with the consent of the Exchange.

DIVIDEND POLICY

We have not paid any cash dividends on our shares to date. Class A Restricted Voting Shares and Class B Shares would be entitled to dividends on an equal per share basis, if, as and when declared by the board of directors of the Corporation. However, we do not intend to declare or pay any cash dividends prior to the completion of our qualifying acquisition. The payment of cash dividends in the future following the completion of our qualifying acquisition will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be at the discretion of our existing board of directors at that time.

DILUTION

The difference between the public offering price per Class A Restricted Voting Share, assuming no value is attributed to the Warrants included in the Class A Restricted Voting Units being offered pursuant to this prospectus, and the projected net tangible book value per Class A Restricted Voting Share after giving effect to this Offering, constitutes the dilution to public investors in this Offering. Such calculation does not reflect any dilution associated with the sale and exercise of Warrants, which would cause the actual dilution to our shareholders to be higher. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities (including the value of Class A Restricted Voting Shares which may be redeemed for cash), by the number of outstanding shares, as set forth below.

The net tangible book value (assuming no exercise of the Over-Allotment Option) was calculated as follows:

Estimated total assets after the Closing, less	$355,375,000
Estimated liabilities (excluding redemption value of Class A Restricted Voting Units)(1), less	$13,125,000
Redemption value of Class A Restricted Voting Shares	$350,000,000
= Net tangible assets after the Closing	$(7,750,000)

(1)	Represents deferred underwriting commission payable only upon completion of our qualifying acquisition as set out under “Plan of Distribution – General”.

The following table sets forth information with respect to our Sponsor and holders of Class A Restricted Voting Shares (assuming the raising of U.S.$350,000,000 from the offering of our Class A Restricted Voting Units) of the total number and percentage of purchased shares and total consideration paid, as well as the respective average price per share:

	Total purchased shares(1)		Total consideration
	Number	Percentage	Amount		%	Average Price per share(1)
Sponsor	8,750,000	20%	U.S.$	25,000	0.01%	U.S.$	0.0029
Public Shareholders	35,000,000	80%	U.S.$	350,000,000	99.99%	U.S.$	10.00
Total	43,750,000	100%	U.S.$	350,025,000	100%	U.S.$	8.00

(1)	Assumes that the Over-Allotment Option has not been exercised and thus the 1,312,500 Over-Allotment Relinquishable Founder’s Shares owned by our Sponsor have been relinquished. For purposes of this table, all Warrant values have been attributed to the applicable shares.

PLAN OF DISTRIBUTION

General

This prospectus assumes (i) the subscription by our Sponsor for U.S.$12,000,000 worth of Founder’s Warrants, and (ii) the prior issuance of 8,750,000 Founder’s Shares (assuming no exercise of the Over-Allotment Option and thus the relinquishment of the maximum of 1,312,500 Over-Allotment Relinquishable Founder’s Shares; the 8,750,000 Founder’s Shares would increase up to a maximum of 10,062,500 to the extent the Over-Allotment Option is fully exercised). This prospectus qualifies the Class A Restricted Voting Units, including the Class A Restricted Voting Shares and the Warrants forming part of the Class A Restricted Voting Units. This prospectus also qualifies the Founder’s Warrants being offered to our Sponsor at an offering price of U.S.$1.00 per Founder’s Warrant.

Pursuant to the Underwriting Agreement we have entered into with our Sponsor and the Underwriters, we have agreed to sell and the Underwriters have agreed to purchase on the Closing an aggregate of 35,000,000 Class A Restricted Voting Units (consisting of one Class A Restricted Voting Share and one-half of a Warrant) at a purchase price of U.S.$10.00 per Class A Restricted Voting Unit, payable in cash to us against delivery of the Class A Restricted Voting Units. Closing is expected to take place on or about August •, 2019, or such other date as we, our Sponsor and the Underwriters may agree, but in any event no later than September •, 2019 (subject to any termination right pursuant to the terms and conditions of the Underwriting Agreement). The obligations under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain events. The Underwriters are, however, obligated to take up and pay for all of the Class A Restricted Voting Units that they have agreed to purchase if any of the Class A Restricted Voting Units are purchased under the Underwriting Agreement.

There is currently no market through which the Class A Restricted Voting Units may be sold. The offering price of the Class A Restricted Voting Units has been determined by negotiation between us, our Sponsor and the Underwriters. The Class A Restricted Voting Units will separate into Class A Restricted Voting Shares and Warrants 40 days following the Closing Date (or, if such date is not a trading day on the Exchange, the next trading day on the Exchange).

In consideration for the Underwriters’ services in connection with this Offering, we have agreed to pay a commission equal to up to U.S.$19,250,000 (or U.S.$22,137,500 if the Over-Allotment Option is exercised in full) or 5.5% of the Gross Proceeds, plus applicable taxes (if any) as follows: (i) the Underwriters shall receive on the Closing Date and on the date upon which the Over-Allotment Option, if exercised, closes, a fee equal to 1.75% of the Gross Proceeds realized by the Corporation on that date payable in cash, and (ii) the remaining 3.75% of the Gross Proceeds (the “Deferred Amount”) will be paid only if and when the Corporation consummates a qualifying acquisition, as follows: (A) as to 3.25% of the Gross Proceeds, to the Underwriters, in cash; and (B) as to 0.50% of the Gross Proceeds, at the Corporation’s sole discretion, in whole or in part, as the Corporation sees fit, for payment to parties of the Corporation’s choosing (the “Discretionary Deferred Portion”). If no qualifying acquisition is consummated within the Permitted Timeline, no Deferred Amount shall be payable. For greater certainty, the Underwriters will not be excluded from consideration for any portion of the Discretionary Deferred Portion, and the payment of any or all of the Discretionary Deferred Portion is at the Corporation’s complete discretion.

The Deferred Amount, representing 68.18% of the Underwriters’ commission, will be deposited with the Escrow Agent in the escrow account at a Canadian chartered bank or subsidiary thereof, in accordance with the Escrow Agreement. The per share amount we will distribute to holders of Class A Restricted Voting Shares who properly redeem their shares will not be reduced by any deferred underwriting commissions we may pay to the Underwriters and otherwise use, in whole or in part, at our discretion.

Subscriptions for Class A Restricted Voting Units will be received subject to rejection or allocation in whole or in part and the right is reserved to close the subscription books at any time without notice.

We have granted to the Underwriters the Over-Allotment Option, which is exercisable in whole or in part and at any time up to 30 days after the Closing, to purchase up to an additional 5,250,000 Class A Restricted Voting Units on the same terms as set forth above solely to cover over-allocations, if any. We have agreed to pay a commission equal to up to $22,137,500 or 5.5% of the Gross Proceeds of the Class A Restricted Voting Units (assuming full exercise of the Over-Allotment Option). The Underwriters have agreed that approximately 68.18% of the underwriting commission for Class A Restricted Voting Units purchased on exercise of the Over-Allotment Option will be held in the escrow account until the completion of the qualifying acquisition. This prospectus also qualifies the Over-Allotment Option and the distribution of any Class A Restricted Voting Units issued or sold upon the exercise of the Over-Allotment Option. A purchaser who acquires Class A Restricted Voting Units forming part of the Underwriters’ over-allocation position acquires those Class A Restricted Voting Units under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

We have agreed to indemnify the Underwriters and their affiliates, directors, officers, employees and agents against certain liabilities, including, without limitation, civil liabilities under Canadian securities legislation, and to contribute to any payments the Underwriters may be required to make in respect thereof where indemnification is unavailable or unenforceable.

This Offering is being made in each of the provinces and territories of Canada (other than Quebec). The Class A Restricted Voting Units will be offered in each of the provinces and territories of Canada (other than Quebec) through the Underwriters who are registered to offer the Class A Restricted Voting Units for sale in such provinces and territories and such other registered dealers as may be designated by the Underwriters.

Our Class A Restricted Voting Units offered have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, our Class A Restricted Voting Units may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. Person, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriters have agreed that, except as permitted under the Underwriting Agreement, they will not offer, sell, transfer, deliver or otherwise dispose of, directly or indirectly, the Class A Restricted Voting Units at any time within the United States or to, or for the account or benefit of, any U.S. Person, except pursuant to an exemption from registration under the U.S. Securities Act.

The offer and sale of the Class A Restricted Voting Units pursuant to this Offering in the United States or to, or for the account or benefit of, U.S. Persons shall be conducted in compliance with an available exemption from the registration requirements of the United States Investment Company Act of 1940, as amended.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Class A Restricted Voting Units in the United States or to, or for the account or benefit of, a U.S. Person.

The Underwriting Agreement, however, permits the Underwriters, directly or through their United States registered broker-dealer affiliates and sub-agents, to offer and resell the Class A Restricted Voting Units in the United States or to, or for the account or benefit of, U.S. Persons that are Qualified Institutional Buyers in compliance with Rule 144A under the U.S. Securities Act and similar exemptions under applicable state securities laws. The Underwriting Agreement also provides that the Underwriters will offer and sell the Class A Restricted Voting Units outside of the United States only in accordance with Regulation S under the U.S. Securities Act. The Class A Restricted Voting Units that are sold in the United States or to, or for the account or benefit of, a U.S. Person will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act and will contain a restriction or legend to the effect that such securities have not been registered under the U.S. Securities Act and may only be offered, sold or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

The offer and sale of the Class A Restricted Voting Units pursuant to this Offering in the United States or to, or for the account or benefit of, U.S. Persons shall be conducted in compliance with an available exemption from the registration requirements of the United States Investment Company Act of 1940, as amended.

The Underwriters propose to offer the Class A Restricted Voting Units initially at the offering price stated on the cover page of this prospectus. After the Underwriters have made a reasonable effort to sell all of the Class A Restricted Voting Units offered by this prospectus at that price, the initially stated offering price may be decreased, and further changed from time to time, by the Underwriters to an amount not greater than the initially stated offering price and, in such case, the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Class A Restricted Voting Units is less than the gross proceeds paid by the Underwriters to us.

Price Stabilization, Short Positions and Passive Market Making

In connection with this Offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of our Class A Restricted Voting Units at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A Restricted Voting Units while this Offering is in progress. These transactions may also include making short sales of our Class A Restricted Voting Units, which involves the sale by the Underwriters of a greater number of Class A Restricted Voting Units than they are required to purchase in this Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing our Class A Restricted Voting Units in the open market. In making this determination, the Underwriters will consider, among other things, the price of our Class A Restricted Voting Units available for purchase in the open market compared with the price at which they may purchase our Class A Restricted Voting Units through the Over-Allotment Option.

The Underwriters must close out any naked short position by purchasing Class A Restricted Voting Units in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of our Class A Restricted Voting Units in the open market that could adversely affect investors who purchase in this Offering.

Any naked short sales will form part of the Underwriters’ over-allocation position and will constitute a distribution of securities qualified by this prospectus.

In addition, in accordance with rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period of distribution, bid for or purchase Class A Restricted Voting Units. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, our securities. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the Exchange, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

As a result of these activities, the price of our Class A Restricted Voting Units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on any stock exchange on which our securities are listed, in the over-the-counter market, or otherwise.

Restrictions on Shares

Pursuant to the Underwriting Agreement, the Corporation will be, subject to certain exceptions, prohibited from issuing additional securities prior to the qualifying acquisition. Also, pursuant to the Underwriting Agreement and the Exchange Agreement and Undertaking, except as contemplated in this prospectus, each of the Corporation and our Sponsor will be subject to a lock-up until the closing of the qualifying acquisition.

Additional Transfer Restrictions

For a description of the transfer restrictions on the Founder’s Shares (which are Class B Shares) see “Description of Securities – Founder’s Shares”. For a description of the transfer restrictions on the Founder’s Warrants, see “Description of Securities – Warrants”.

Book Entry System

Subscriptions will be received subject to rejection or allocation in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Other than pursuant to certain exceptions, registration of the Class A Restricted Voting Units (consisting of the Class A Restricted Voting Shares and Warrants) and transfers thereof held through CDS, or its nominee will be made electronically through NCI. Class A Restricted Voting Units registered in the name of CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing. A purchaser of Class A Restricted Voting Units (subject to certain exceptions) will receive only a customer confirmation from the registered dealer through which the Class A Restricted Voting Units are purchased. Following conversion of the Class A Restricted Voting Shares into Common Shares and the separation of the Common Shares and the Warrants following the closing of the qualifying acquisition, subject to certain exceptions, registration of Common Shares and Warrants forming part of the Class A Restricted Voting Units and transfers thereof held through CDS, or its nominee will be made electronically through NCI. The Founder’s Shares and the Founder’s Warrants will be represented by a physical certificate.

Cautionary Note to Investors in the United Kingdom

European laws, regulations and their enforcement, particularly those pertaining to anti-money laundering, relating to making and/or holding investments in cannabis-related practices or activities are in flux and vary dramatically from jurisdiction to jurisdiction. The enforcement of these laws – some of which carry criminal liability - and their effect on shareholders are uncertain and involve considerable risk. Accordingly, all potential investors located in the United Kingdom should take their own, independent legal advice based on their own circumstances prior to making any investment into the Corporation (whether directly or indirectly, or acting on an agency or principal basis).

DESCRIPTION OF SECURITIES

General

Prior to the Closing, we will be authorized to issue an unlimited number of Class A Restricted Voting Shares, Class B Shares, Common Shares, and Proportionate Voting Shares, each without nominal or par value. Prior to the closing of the qualifying acquisition, the Corporation will not issue any Common Shares or Proportionate Voting Shares. Following the closing of the qualifying acquisition, the Corporation will not issue any Class A Restricted Voting Shares or Class B Shares. Prior to the Closing, our Sponsor will have purchased 10,062,500 Class B Shares (representing the Founder’s Shares) and, simultaneously with the Closing, 12,000,000 Founder’s Warrants. The Class A Restricted Voting Shares are considered “restricted securities” within the meaning of such term under applicable Canadian securities laws. The following description summarizes the material terms of our share capital. Because it is only a summary, it may not contain all the information that is important to you. For a complete description, please refer to our notice of articles, articles and the Warrant Agreement, which will be available for inspection at our offices, during ordinary business hours during this Offering, and will be filed on SEDAR at www.sedar.com following this Offering.

Following the closing of the Offering, the Corporation intends to apply for exemptions from the provisions of NI 41-101 relating to restricted securities, Part 10 of National Instrument 51-102 - Continuous Disclosure Obligations, and from the requirements under Part 2 and Part 3 of OSC Rule 56-501 - Restricted Shares, with respect to the issuance of Common Shares and Proportionate Voting Shares on the close of a qualifying acquisition.

Units

Each Class A Restricted Voting Unit consists of one Class A Restricted Voting Share and one-half of a Warrant. Each whole Warrant will entitle the holder to purchase one Class A Restricted Voting Share (and on or immediately following the closing of a qualifying acquisition, each whole Warrant would represent the entitlement to purchase one Common Share). The Warrants will become exercisable commencing 65 days after the completion of our qualifying acquisition. As the outstanding Class A Restricted Voting Shares will have been automatically converted into Common Shares, each whole Warrant outstanding will be exercisable for one Common Share, and at no time are the Warrants expected to be exercisable for Class A Restricted Voting Shares.

It is anticipated that the Class A Restricted Voting Shares and Warrants comprising the Class A Restricted Voting Units will begin trading separately 40 days following the Closing Date (or, if such date is not a trading day on the Exchange, the next trading day on the Exchange). However, no fractional Warrants will be issued and only whole Warrants will trade.

Class A Restricted Voting Shares and Class B Shares

Prior to the Closing, our Sponsor will have purchased 10,062,500 Class B Shares (also referred to herein as the “Founder’s Shares”) for an aggregate purchase price of U.S.$25,000. Upon Closing, and assuming no exercise of the Over-Allotment Option and a full corresponding relinquishment of 1,312,500 of the Over-Allotment Relinquishable Founder’s Shares, the following shares of the Corporation will be issued and outstanding:

•       35,000,000 Class A Restricted Voting Shares forming part of the Class A Restricted Voting Units being offered to the public under this Offering (before the exercise of Warrants); and

•       8,750,000 Founder’s Shares (which are Class B Shares) post-relinquishment of the 1,312,500 Over-Allotment Relinquishable Founder’s Shares since this assumes the Over-Allotment Option is not exercised by the Underwriter. No other Class B Shares are expected to be outstanding on Closing.

The Founder’s Shares outstanding after giving effect to this Offering and at the conclusion of the Over-Allotment Option period will represent 20% of the issued and outstanding shares of the Corporation (including all Class A Restricted Voting Shares). At or prior to the Closing, our Sponsor will agree pursuant to the Exchange Agreement and Undertaking not to transfer any of its Founder’s Shares or Founder’s Warrants until after the closing of the qualifying acquisition, in each case other than transfers required due to the structuring of the qualifying acquisition or unless otherwise permitted by the Exchange. Any Class A Restricted Voting Shares purchased by our Sponsor would not be subject to the restrictions set out in the Exchange Agreement and Undertaking.

On or immediately following the closing of the qualifying acquisition, each Class A Restricted Voting Share would, unless previously redeemed, be automatically converted into one Common Share, as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like.

The holders of the Class A Restricted Voting Shares are entitled to vote on and receive notice of meetings on all matters requiring shareholder approval (including any proposed extension to the Permitted Timeline and approval of the qualifying acquisition if otherwise required under applicable law) other than the election and/or removal of directors and auditors prior to closing of a qualifying acquisition. Prior to a qualifying acquisition, holders of the Class A Restricted Voting Shares are not entitled to vote at (or receive notice of or meeting materials in connection with) meetings held only to consider the election and/or removal of directors and auditors. In lieu of holding an annual meeting prior to the closing of the qualifying acquisition, the Corporation is required to provide an annual update on the status of identifying and securing a qualifying acquisition by way of a press release.

Except for the voting right variations described above on the election and/or removal of directors and auditors prior to the closing of a qualifying acquisition, the voting rights of holders of Class B Shares will, with the exception of statutory class voting rights under the BCBCA, otherwise be identical to those applicable to the publicly held Class A Restricted Voting Shares. In addition, the Class B Shares will have no access to the escrow funds available to redeem the Class A Restricted Voting Units.

The holders of the Class B Shares are entitled to vote at all meetings of shareholders and on all matters requiring a shareholder vote, with the exception of an extension of the Permitted Timeline, which will only be voted upon by holders of Class A Restricted Voting Shares, as further described in this prospectus. Following the closing of the qualifying acquisition, as applicable, the holders of the Common Shares (including those into which any remaining Class A Restricted Voting Shares have been converted) and the Proportionate Voting Shares will also be entitled to receive any dividends on an equal per share basis if, as and when declared by our board of directors. See “Dividend Policy”.

Only holders of Class A Restricted Voting Shares are entitled to have their shares redeemed, as further described below, and receive the escrow proceeds (net of applicable taxes and other permitted deductions) in the event a qualifying acquisition does not occur within the Permitted Timeline, in the event of a qualifying acquisition, and in the event of an extension to the Permitted Timeline. Holders of Class B Shares, being our Sponsor, do not have access to, and cannot benefit from, any proceeds held in the escrow account, and as such, do not have any redemption rights with respect to their Class B Shares. Our Sponsor will, however, be entitled to such redemption rights using proceeds from the escrow account with respect to any Class A Restricted Voting Shares it may acquire pursuant to or following this Offering. The holders of Class A Restricted Voting Shares and Class B Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Consummation of the qualifying acquisition will require approval by a majority of our directors unrelated to the qualifying acquisition. In connection with seeking to complete a qualifying acquisition, we will provide holders of our Class A Restricted Voting Shares with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to the deadline specified by the Corporation, following public disclosure of the details of the qualifying acquisition and prior to the closing of the qualifying acquisition, of which prior notice had been provided to the holders of the Class A Restricted Voting Shares by any means permitted by the Exchange, not less than 21 days nor more than 60 days in advance of such deadline, in each case, with effect, subject to applicable law, immediately prior to the closing of our qualifying acquisition, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline), including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to the limitations described in this prospectus. For greater certainty, such amount will not be reduced by the amount of any tax of the Corporation under Part VI.1 of the Tax Act or the deferred underwriting commission per Class A Restricted Voting Unit held in escrow. If approval of the qualifying acquisition is otherwise required under applicable law, holders of Class A Restricted Voting Shares shall have the option to redeem their Class A Restricted Voting Shares irrespective of whether they vote for or against, or do not vote on, the qualifying acquisition at any Shareholders Meeting, as further described under “Qualifying acquisition – Redemption Rights” and “Description of Securities – Class A Restricted Voting Shares and Class B Shares”. Holders of Class A Restricted Voting Shares will be given not less 21 days’ notice of the Shareholders Meeting (if such meeting is required under applicable law). Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares for redemption. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

In connection with the shareholders meeting to vote on an extension to the Permitted Timeline, we will provide holders of our Class A Restricted Voting Shares with the opportunity to deposit for redemption all or a portion of their Class A Restricted Voting Shares provided that they deposit their shares for redemption prior to the second business day before such meeting in respect of the extension. Upon the requisite approval of the extension of the Permitted Timeline, and subject to applicable law, we will be required to redeem such Class A Restricted Voting Shares so deposited for redemption at an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time of the meeting in respect of the extension, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation. For greater certainty, such amount will not be reduced by the deferred underwriting commission per Class A Restricted Voting Unit held in the escrow account.

Holders of Class A Restricted Voting Shares who redeem or sell their Class A Restricted Voting Shares will continue to have the right to exercise any Warrants they may hold if the qualifying acquisition is consummated.

Upon Closing, based on the initial U.S.$350,000,000 placed in escrow (and assuming no exercise of the Over-Allotment Option), an interest rate of approximately 2.0% per annum, if the escrow account remains in place over the next 18 months (and a qualifying acquisition has not been completed), the cash held in the escrow account is expected to grow from the initial U.S.$10.00 per Class A Restricted Voting Share sold to the public to approximately U.S.$10.30 per Class A Restricted Voting Share, before applicable taxes and other permitted deductions.

The remaining unredeemed Class A Restricted Voting Shares would then be automatically converted on or immediately following the closing of the qualifying acquisition into one Common Share each (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like), and the residual escrow account balance would be available to the Corporation and the Underwriters, as applicable. Notwithstanding the foregoing redemption rights, each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the Closing. This limitation will not apply in the event a qualifying acquisition does not occur within the Permitted Timeline, or in the event of an extension to the Permitted Timeline. By its election to redeem, each registered holder (other than CDS) and each beneficial holder of Class A Restricted Voting Shares shall be required to represent or shall be deemed to have represented to the Corporation that, together with any affiliate of such holder and any other person with whom such holder or affiliate is acting jointly or in concert, he, she or it is not redeeming Class A Restricted Voting Shares with respect to more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the Closing.

If we are unable to consummate a qualifying acquisition within the Permitted Timeline, we will be required to redeem, as promptly as reasonably possible, on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrow funds available in the escrow account including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of U.S.$50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected Winding-Up expenses and certain other related costs (as described in the definition of the term “Winding-Up” in this prospectus), each as reasonably determined by the Corporation. Holders of Class B Shares, being our Sponsor, do not have any such redemption rights; however, the Sponsor will be entitled to such redemption payments from the escrow account with respect to any Class A Restricted Voting Shares it may acquire during or following this Offering if we fail to complete our qualifying acquisition or seek an extension to the Permitted Timeline.

Upon such redemption, the rights of the holders of Class A Restricted Voting Shares as shareholders will be completely extinguished (including the right to receive further liquidation distributions, if any). Subject to the prior rights of the holders of Class A Restricted Voting Shares, and whether prior to or following the Permitted Timeline, the Class B Shares would be entitled to receive the remaining property and assets of the Corporation available for distribution, after payment of liabilities, upon the Winding-Up of the Corporation, whether voluntary or involuntary, subject to applicable law.

Pursuant to the articles of the Corporation, no further Class B Shares or Class A Restricted Voting Shares may be issued commencing on the day following the closing of the qualifying acquisition.

Common Shares

Pursuant to the articles of the Corporation, no Common Shares may be issued prior to the closing of the qualifying acquisition, except in connection with such closing.

The holders of the Common Shares shall be entitled to receive notice of, and to attend and vote at all meetings of, the shareholders of the Corporation (except where solely the holders of one or more other specified classes of shares (other than the Common Shares) shall be entitled to vote at a meeting, in which case, only such holders shall be entitled to receive notice of, and attend and vote at, such meeting). Each Common Share shall confer the right to one vote.

Following the closing of the qualifying acquisition, as applicable, the holders of the Common Shares (including those into which any remaining Class A Restricted Voting Shares have been converted) will also be entitled to receive any dividends on an equal per share basis if, as and when declared by our board of directors. See “Dividend Policy”.

Subject to the prior rights of the holders of the Class A Restricted Voting Units (and the underlying Class A Restricted Voting Shares and Warrants) and applicable law, in the event of the Winding-Up or dissolution of the Corporation, whether voluntary or involuntary, and whether prior to or following the Permitted Timeline, the holders of the Common Shares (or the holders of the Class B Shares, as applicable) shall be entitled to receive the remaining property of the Corporation on a pro-rata basis.

A holder of Common Shares may at any time, at the option of the holder and with the consent of the Corporation, convert such Common Shares into Proportionate Voting Shares on the basis of 100 Common Shares for one Proportionate Voting Share.

Proportionate Voting Shares

Generally, the Common Shares and the Proportionate Voting Shares will have the same rights, will be equal in all respects and will be treated by the Corporation as if they were shares of one class only. No Common Shares or Proportionate Voting Shares will be issued prior to the closing of the qualifying acquisition.

Conversion Rights and Transfers

Issued and outstanding Proportionate Voting Shares, including fractions thereof, may at any time, subject to the FPI Condition, at the option of the holder, be converted into Common Shares at a ratio of 100 Common Shares per Proportionate Voting Share with fractional Proportionate Voting Shares convertible into Common Shares at the same ratio. Further, the board of directors may determine in the future that it is no longer advisable to maintain the Proportionate Voting Shares as a separate class of shares and may cause all of the issued and outstanding Proportionate Voting Shares to be converted into Common Shares at a ratio of 100 Common Shares per Proportionate Voting Share with fractional Proportionate Voting Shares convertible into Common Shares at the same ratio and the Board of Directors shall not be entitled to issue any more Proportionate Voting Shares under the articles of the Corporation thereafter.

The Proportionate Voting Shares are not transferrable without approval of the board of directors, except to Permitted Holders and in compliance with U.S. securities laws.

Conversion Conditions

The right of the Proportionate Voting Shares to convert into Common Shares is subject to certain conditions in order to maintain the Corporation’s status as a “foreign private issuer” under U.S. securities laws. Unless otherwise waived by the board of directors of the Corporation, the right to convert the Proportionate Voting Shares is subject to the condition that the aggregate number of Common Shares and Proportionate Voting Shares (calculated as a single class) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Securities Exchange Act of 1934, as amended) may not exceed forty percent (40%) of the aggregate number of Common Shares and Proportionate Voting Shares issued and outstanding after giving effect to such conversions (calculated as a single class) (the “FPI Condition”).

A holder of Common Shares may at any time, at the option of the holder and with the consent of the Corporation, convert such Common Shares into Proportionate Voting Shares on the basis of 100 Common Shares for one Proportionate Voting Share.

No fractional Common Shares will be issued on any conversion of any Proportionate Voting Shares and any fractional Common Shares will be rounded down to the nearest whole number. For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person.

“Permitted Holders” means (i) the initial holders of Proportionate Voting Shares, as applicable, on closing of the qualifying acquisition; and (ii) any Affiliate or Person controlled, directly or indirectly, by one or more of the Persons referred to in clause (i) above.

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company. A Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

Voting Rights

All holders of Proportionate Voting Shares and Common Shares will be entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the BCBCA. A quorum for the transaction of business at a meeting of shareholders is present if shareholders who, together, hold not fewer than 25% of the votes attaching to the outstanding voting shares entitled to vote at the meeting are present in person or represented by proxy.

On all matters upon which holders of Proportionate Voting Shares and Common Shares are entitled to vote:

•       each Common Share is entitled to one vote per Common Share; and

•       each Proportionate Voting Share is entitled to 100 votes per Proportionate Voting Share, and each fraction of a Proportionate Voting Share is entitled to the number of votes calculated by multiplying the fraction by 100.

The number of votes represented by fractional Proportionate Voting Shares will be rounded down to the nearest whole number. Unless a different majority is required by law or the articles of the Corporation, resolutions to be approved by holders of Common Share and Proportionate Voting Shares require approval by a simple majority of the total number of votes of all Common Share and Proportionate Voting Shares cast at a meeting of shareholders at which a quorum is present based on the voting entitlements of each class of Shares described above.

Dividend Rights

Holders of Common Share and Proportionate Voting Shares are entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the board of directors may from time to time determine on the following basis, and otherwise without preference or distinction among or between the Common Share and Proportionate Voting Shares: each Proportionate Voting Share will be entitled to 100 times the amount paid or distributed per Common Share (including by way of share dividends, which holders of Proportionate Voting Shares will receive in Proportionate Voting Shares, unless otherwise determined by the Board of Directors) and each fraction of a Proportionate Voting Share will be entitled to the applicable fraction thereof. See “Conversion Rights and Transfers” above.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Common Share and Proportionate Voting Shares will be entitled to receive all of the Corporation’s assets remaining after payment of all debts and other liabilities on the basis that each Proportionate Voting Share will be entitled to 100 times the amount distributed per Common Share (and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount otherwise payable in respect of a whole Proportionate Voting Share), and otherwise without preference or distinction among or between the Shares. See “Conversion Rights and Transfers” above.

Pre-emptive and Redemption Rights

Holders of Common Share and Proportionate Voting Shares will not have any pre-emptive or redemption rights.

Subdivision or Consolidation

No subdivision or consolidation of any class of Common Shares or Proportionate Voting Shares may be carried out unless, at the same time, the Common Shares and Proportionate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis, so as to preserve the relative rights of the holders of each class of shares.

Certain Amendments

In addition to any other voting right or power to which the holders of Common Shares and Proportionate Voting Shares shall be entitled by law or regulation or other provisions of the articles of the Corporation from time to time in effect, but subject to the provisions of the articles of the Corporation, holders of Common Shares and Proportionate Voting Shares shall each be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of our articles which would adversely affect the rights or special rights of the holders of Common Shares or Proportionate Voting Shares, or which would affect the rights of the holders of the Common Shares and the holders of Proportionate Voting Shares differently, on a per share basis, including an amendment to the terms of the articles that provide that any Proportionate Voting Shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into Common Shares.

Pursuant to the articles of the Corporation, holders of Common Shares and Proportionate Voting Shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the BCBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of the Common Shares and Proportionate Voting Shares, each voting separately as a class.

Issuance of Additional Proportionate Voting Shares

The Corporation may issue additional Proportionate Voting Shares upon the approval of the board of directors. Approval is not required in connection with a subdivision or consolidation on a pro rata basis as between the Common Shares and the Proportionate Voting Shares.

Take-Over Bid Protection

If an offer is being made for Proportionate Voting Shares (a “PVS Offer”) where: (i) by reason of applicable securities legislation or stock exchange requirements, the offer must be made to all holders of the class of Proportionate Voting Shares; and (ii) no equivalent offer is made for the Common Shares, the holders of Common Shares have the right, pursuant to the articles of the Corporation, at their option, to convert their Common Shares into Proportionate Voting Shares for the purpose of allowing the holders of the Common Shares to tender to such PVS Offer, provided that such conversion into Proportionate Voting Shares will be solely for the purpose of tendering the Proportionate Voting Shares to the PVS Offer in question and that any Proportionate Voting Shares that are tendered to the PVS Offer but that are not, for any reason, taken up and paid for by the offeror will automatically be reconverted into the Common Shares that existed prior to such conversion.

In the event that holders of Common Shares are entitled to convert their Common Shares into Proportionate Voting Shares in connection with a PVS Offer pursuant to (ii) above, holders of an aggregate of Common Shares of less than 100 (an “Odd Lot”) will be entitled to convert all but not less than all of such Odd Lot of Common Shares into an applicable fraction of one Proportionate Voting Share, provided that such conversion into a fractional Proportionate Voting Share will be solely for the purpose of tendering the fractional Proportionate Voting Share to the PVS Offer in question and that any fraction of a Proportionate Voting Share that is tendered to the PVS Offer but that is not, for any reason, taken up and paid for by the offeror will automatically be reconverted into the Common Shares that existed prior to such conversion.

Compliance Provisions

The Corporation’s notice of articles and articles, among other things, facilitate compliance with applicable regulatory and/or licensing regulations. In particular, the articles contain certain provisions (the “Compliance Provisions”), including a combination of certain remedies such as an automatic suspension of voting and/or dividend rights, a discretionary right to force a share transfer to a third party and/or a discretionary redemption right in favour of the Corporation, in each case to seek to ensure that the Corporation and its subsidiaries are able to comply with applicable regulatory and licensing regulations. The purpose of the Compliance Provisions is to provide the Corporation with a means of protecting itself from having a shareholder or a group of shareholders acting jointly or in concert, with an ownership interest of, whether of record or beneficially (or having the power to exercise control or direction over) (“Owning or Controlling”), five percent (5%) or more of the issued and outstanding shares of the Corporation, or such other number as is determined by the board of directors from time to time, and: (i) who a governmental authority granting licenses to, or otherwise governing the operations of, the Corporation or its subsidiaries has determined to be unsuitable to own Common Shares and/or Proportionate Voting Shares, as applicable; (ii) whose ownership of Common Shares and/or Proportionate Voting Shares, as applicable, may reasonably result in the loss, suspension or revocation (or similar action) with respect to any licenses or permits relating to the Corporation or its subsidiaries’ conduct of business (being the conduct of any activities relating to the cultivation, manufacturing and dispensing of cannabis and cannabis-derived products in the United States, which include the owning and operating of cannabis licenses) or in the Corporation being unable to obtain any new licenses or permits in the normal course, all as determined by the board of directors; or (iii) who have not been determined by the applicable regulatory authority to be an acceptable person or otherwise have not received the requisite consent of such regulatory authority to own the Common Shares and/or Proportionate Voting Shares, as applicable, in each case within a reasonable time period acceptable to the board of directors or prior to acquiring any Common Shares and/or Proportionate Voting Shares, as applicable (in each case, an “Unsuitable Person”). The ownership restrictions in the Corporation’s notice of articles and articles are also subject to an exemption for applicable depositaries and clearing houses as well as underwriters (as defined in the Securities Act (Ontario)) in the course of a distribution of securities of the Corporation.

Notwithstanding the foregoing, the Compliance Provisions will provide that any shareholder (or group of shareholders acting jointly or in concert) proposing to Own or Control five percent (5%) or more of the issued and outstanding shares of the Corporation (or such other number as is determined by the board of directors from time to time) will be required to provide not less than 30 days’ advance written notice to the Corporation by mail sent to the Corporation’s registered office to the attention of the Corporate Secretary and to obtain all necessary regulatory approvals. Upon any such shareholder(s) Owning or Controlling five percent (5%) or more of the issued and outstanding shares of the Corporation (or such other number as is determined by the board of directors from time to time), and having not received the requisite approval of any applicable regulatory authority to own the Common Shares and/or Proportionate Voting Shares, as applicable, the Compliance Provisions will provide: (i) that such shareholder(s) may, in the discretion of the board of directors, be prohibited from exercising any voting rights and/or receiving any dividends from the Corporation, unless and until all requisite regulatory approvals are obtained; and (ii) the Corporation with a right, but not the obligation, at its option, upon notice to the Unsuitable Person, to: (A) redeem any or all Common Shares and/or Proportionate Voting Shares, as applicable, directly or indirectly held by an Unsuitable Person; and/or (B) forcibly transfer any or all Common Shares and/or Proportionate Voting Shares, as applicable, directly or indirectly held directly or indirectly by an Unsuitable Person to a third party. Such rights are required in order for the Corporation to comply with regulations in various jurisdictions where the Corporation or its subsidiaries may conduct business.

Upon receipt by the holder of a notice to redeem or to transfer any or all of its Common Shares and/or Proportionate Voting Shares, the holder will be entitled to receive, as consideration therefor, no less than 95% of the lesser of: (i) the closing price of the Common Shares on the Exchange (or the then principal exchange on which the Corporation’s securities are quoted for trading) on the trading day immediately prior to the closing of the redemption or transfer (or the average of the last bid and last asking prices if there was no trading on the specified date); and (ii) the five-day volume weighted average price of the Common Shares on the Exchange (or the then principal exchange on which the Corporation’s securities are quoted for trading) for the five trading days immediately prior to the closing of the redemption or transfer (or the average of the last bid and last asking prices if there was no trading on the specified dates).

Further, a holder of the Common Shares and/or Proportionate Voting Shares, as applicable, will be prohibited from acquiring five percent (5%) or more of the issued and outstanding shares of the Corporation, directly or indirectly, in one or more transactions, without providing 30 days’ advance written notice to the Corporation by mail sent to the Corporation’s registered office to the attention of the Corporate Secretary. The foregoing restriction will not apply to the ownership, acquisition or disposition of Common Shares and/or Proportionate Voting Shares, as applicable, as a result of: (i) transfer of Common Shares and/or Proportionate Voting Shares, as applicable, occurring by operation of law including, inter alia, the transfer of Common Shares and/or Proportionate Voting Shares, as applicable, to a trustee in bankruptcy, (ii) an acquisition or proposed acquisition by one or more underwriters who hold Common Shares and/or Proportionate Voting Shares, as applicable, for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with the foregoing restriction, or (iii) conversion, exchange or exercise of securities issued by the Corporation or a subsidiary into or for Common Shares and/or Proportionate Voting Shares, as applicable, in accordance with their respective terms. If the board of directors reasonably believes that any such holder of the Common Shares may have failed to comply with the foregoing restrictions, the Corporation may apply to the Supreme Court of British Columbia, or any other court of competent jurisdiction, for an order directing that such shareholder disclose the number of Common Shares and/or Proportionate Voting Shares, as applicable, directly or indirectly held.

Notwithstanding the adoption of the proposed Compliance Provisions, the Corporation may not be able to exercise such rights in full or at all, including its redemption rights. Under the BCBCA, a corporation may not make any payment to redeem shares if there are reasonable grounds for believing that the company is unable to pay its liabilities as they become due in the ordinary course of its business or if making the payment of the redemption price or providing the consideration would cause the company to be unable to pay its liabilities as they become due in the ordinary course of its business. Furthermore, the Corporation may become subject to contractual restrictions on its ability to redeem its Common Shares and/or Proportionate Voting Shares, as applicable, by, for example, entering into a secured credit facility subject to such restrictions. In the event that restrictions prohibit the Corporation from exercising its redemption rights in part or in full, the Corporation will not be able to exercise its redemption rights absent a waiver of such restrictions, which the Corporation may not be able to obtain on acceptable terms or at all.

Advance Notice Provisions

The Corporation has included certain advance notice provisions with respect to the election of its directors in its articles (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of director nominations to the board of directors and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide the Corporation, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not fewer than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date (the “Notice Date”) of the annual meeting of shareholders is less than 50 days before the meeting date, not later than the close of business on the 15th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not fewer than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

Warrants

No Warrants are currently outstanding. Following the Closing, there will be an aggregate of 29,500,000 Warrants (17,500,000 Warrants forming part of the Class A Restricted Voting Units to be sold to the public and 12,000,000 Founder’s Warrants to be sold to our Sponsor). In the event the Over-Allotment Option is exercised in full, there will be an aggregate of 32,125,000 Warrants if the Over-Allotment Option is fully exercised (20,125,000 Warrants forming part of the Class A Restricted Voting Units to be sold to the public and 12,000,000 Founder’s Warrants to be sold to our Sponsor). Upon Closing, each whole Warrant entitles the registered holder to purchase one Class A Restricted Voting Share (and on or immediately following the closing of a qualifying acquisition, each whole Warrant would represent the entitlement to purchase one Common Share). The Warrants will become exercisable commencing 65 days after the completion of our qualifying acquisition. As the outstanding Class A Restricted Voting Shares will have been automatically converted into Common Shares, each whole Warrant outstanding will be exercisable for one Common Share, and at no time are the Warrants expected to be exercisable for Class A Restricted Voting Shares.

The Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after the completion of our qualifying acquisition or may expire earlier upon our Winding-Up or if the expiry date is accelerated.

Once the Warrants become exercisable, we may accelerate the expiry date of the outstanding Warrants (excluding the Founder’s Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their dealings in such securities) by providing 30 days’ notice, if and only if, the closing price of the Common Shares equals or exceeds U.S.$18.00 per Common Share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of acceleration of the expiry date. On and after the acceleration of the expiry date, a record holder of a Warrant will have no further rights.

The exercise price and number of shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend, or our recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of shares at a price below their exercise price.

Warrants may be exercised only for a whole number of shares. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares to be issued to the Warrant holder.

The exercise of the Warrants by any holder in the United States, or that is a U.S. Person, may only be effected in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable State “blue sky” securities laws.

In no event would the Warrants be entitled to escrow account proceeds. The Warrant holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their Warrants and receive corresponding shares. After the issuance of corresponding shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. On the exercise of any Warrant, the Warrant exercise price will be U.S.$11.50, subject to adjustments as described herein. At the election of the holder, the Warrants may be exercised through a cashless exercise.

The Warrant Agent shall, on receipt of a written request of the Corporation or holders of not less than 25% of the aggregate number of Warrants then outstanding, convene a meeting of holders of Warrants upon at least 21 calendar days’ written notice to holders of Warrants. Every such meeting shall be held in Toronto, Ontario or at such other place as may be approved or determined by the Warrant Agent. A quorum at meetings of holders or Warrants shall be two persons present in person or represented by proxy holding or representing more than 20% of the aggregate number of Warrants then outstanding.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Agreement for certain purposes including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Agreement that adversely affects the interests of the holders of Warrants may only be made by an “extraordinary resolution”, which is defined in the Warrant Agreement as a resolution either (i) passed at a meeting of the holders of Warrants by the affirmative vote of holders of Warrants representing not less than two-thirds of the aggregate number of the then outstanding Warrants represented at the meeting and voted on such resolution, or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than two-thirds of the aggregate number of the then outstanding Warrants.

The Founder’s Warrants issued to our Sponsor will be identical to the Warrants forming part of the Class A Restricted Voting Units. At or prior to the Closing, our Sponsor will agree pursuant to the Exchange Agreement and Undertaking not to transfer any of its Founder’s Shares or Founder’s Warrants until after the closing of the qualifying acquisition, in each case, other than transfers required due to the structuring of the qualifying acquisition or unless otherwise permitted by the Exchange.

Make Whole Covenants

Although we will seek to have all vendors, service providers (other than our auditors), prospective qualifying business targets or other entities with which we do business, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the escrow account for the benefit of holders of our Class A Restricted Voting Shares, there is no guarantee that they will execute such agreements or that, even if they execute such agreements, they would be prevented from bringing claims against the Corporation (including amounts held in the escrow account) including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the escrow account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the escrow account for any reason.

In order to protect the amounts held in the escrow account, prior to the Closing, and pursuant to the Make Whole Agreement and Undertaking, our Sponsor will agree that, (A) in the event of the liquidation of the escrow account upon the occurrence of the automatic redemption by the Corporation of the Class A Restricted Voting Shares resulting from the inability of the Corporation to complete a qualifying acquisition within the Permitted Timeline, or on a Winding-Up, or (B) in the event of an extension to the Permitted Timeline, or the completion of a qualifying acquisition, it will be liable to us if and to the extent any claims by any third party (other than our auditors) for services rendered or products sold to us, or a prospective qualifying acquisition target with which we have entered into, or discussed entering into a transaction agreement, reduce the amount of funds in the escrow account to below the lesser of (i) U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the escrow account as of the date of the full or partial liquidation of the escrow account, as applicable, due to reductions in the value of the assets held in escrow (other than due to the failure to obtain waivers from such third parties), in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the escrow account, and except as to any claims under our indemnity of the Underwriters against certain liabilities.

We believe the likelihood of our Sponsor having to indemnify us is limited because we will endeavor to have all or substantially all vendors and prospective qualifying acquisition targets as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the escrow account. However, we cannot assure investors that our Sponsor would be able to satisfy those obligations, and we have not asked our Sponsor to reserve for such eventuality. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not asked our Sponsor to reserve for such eventuality.

In the event of an extension to the Permitted Timeline, an automatic redemption, or a Winding-Up, whereby the taxes payable pursuant to Part VI.1 of the Tax Act would cause the amounts paid per share from the escrow account to redeeming holders of Class A Restricted Voting Shares to be less than the initial U.S.$10.00 invested (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like), our Sponsor will, pursuant to the Make Whole Agreement and Undertaking, be liable to the Corporation for an amount required in order for the Corporation to be able to pay U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 taxes that would be owing by the Corporation where the amount paid to redeem each applicable Class A Restricted Voting Share would be U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share). Other than as described herein, our Sponsor will not be liable to the Corporation for any other reductions to the escrow account that would cause the Corporation to pay less than U.S.$10.00 per Class A Restricted Voting Share to redeeming holders, including any amount on account of non-resident withholding tax applicable to any deemed dividends that arise on any redemptions.

Our Sponsor is permitted to make direct payments or contributions to the escrow account in the matter it determines, for indemnity purposes or otherwise.

In the event that our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors, in exercising their business judgment, may choose not to do so in any particular instance. Accordingly, we cannot assure investors that due to claims of creditors, the actual value of the per share redemption price will not be substantially less than U.S.$10.00 per Class A Restricted Voting Unit.

CAPITALIZATION

The following table sets forth our capitalization at July 9, 2019 and as adjusted to give effect to the sale of our Units, and the application of the estimated net proceeds derived from the sale of such Units:

	As at July 9, 2019 prior to giving effect to the Offering		As at July 9, 2019 after giving effect to this Offering and issuance of Founder’s Shares, and assuming no exercise of the Over- Allotment Option (in thousands of dollars)(1)
Deferred underwriting commission		$--	$13,125
Class A Restricted Voting Shares subject to redemption(2)		$--	$350,000
Shareholders’ equity(3)(4)	U.S.$	10	$(7,750)
Total capitalization	U.S.$	10	$355,375

(1)	Includes the gross proceeds of $362,000,000 and net proceeds (not including the deferred underwriting commission) of $355,375,000 we will receive from the sale of the Units and the Founder’s Warrants (assuming no exercise of the Over-Allotment Option).

(2)	In connection with the qualifying acquisition, we will provide holders of our Class A Restricted Voting Shares with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares as further described under “Qualifying acquisition – Redemption Rights”.

(3)	Excludes Class A Restricted Voting Shares, which are subject to redemption in connection with our qualifying acquisition.

(4)	Assumes issue costs of U.S.$19,750,000. Issue costs include $500,000 of offering expenses and $19,250,000 of underwriting commissions (assuming no exercise of the Over-Allotment Option), of which $6,125,000 will be paid in cash upon Closing and $13,125,000 in deferred underwriting commissions will only become payable upon completion of our qualifying acquisition.

OPTIONS TO PURCHASE SECURITIES

There are no outstanding options to purchase our Class A Restricted Voting Shares or Class B Shares. We will not issue options or adopt a stock option plan for our officers and directors until our qualifying acquisition has been completed.

PRIOR SALES

Since the date of incorporation, the Corporation has not issued any shares. In connection with incorporation and initial organization of the Corporation, one Class B Share was issued to our Sponsor on July 8, 2019.

PRINCIPAL SHAREHOLDERS

The following table shows the names of the persons or companies who, as at the Closing Date, will own of record, or who, to our knowledge, will own beneficially, directly or indirectly, more than 10% of any class or series of our voting securities.

	Number of Securities	Number of Class B Shares	Percentage of Outstanding
Name	Owned before this Offering	Owned after the Closing	Securities after the Closing
Bespoke Sponsor Capital LP	1 Class B Share[1]	10,062,500	20%

(1)	1 Class B Share is owned by our Sponsor which share was issued in connection with the incorporation of the Corporation. Our Sponsor is controlled by certain officers and directors of the Corporation.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The following are the names and municipalities of residence of our directors and officers, their positions and offices with the Corporation and corresponding start dates, and their principal occupations during the last five years:

Name and municipality of	Office held with the	Director and/or Officer	Present principal occupation and
residence	Corporation	Since	positions held(1)
Paul Walsh	Executive Chairman	July 8, 2019	Lead Operating Partner of Bespoke
Peter Caldini	Chief Executive Officer and Director	July 8, 2019	Consultant
Maja Spalevic	Chief Financial Officer	July 8, 2019	Chief Financial Officer of Bespoke
Ian Starkey	Chair of the Audit Committee and Director	July 8, 2019	Corporate Director
Rob Berner	Director	July 8, 2019	Joint Managing Partner of Bespoke
Mark Harms	Director	July 8, 2019	Joint Managing Partner of Bespoke
Candice Koederitz	Director	July 15, 2019	Consultant

(1)	Each of the persons has held these positions for five years other than as described below.

At the date hereof, as a group, our directors and officers do not beneficially own, or control or direct, directly or indirectly, any Class A Restricted Voting Shares or any Class B Shares. As a group, our directors and officers will beneficially own, or control or direct, directly or indirectly, 10,062,500 Class B Shares, which will be issued prior to the Closing to the Sponsor.

All directors are elected on an annual basis, and unless re-elected, the term of office of the directors will expire at each annual meeting of shareholders. As of the Closing Date, the board of directors will be comprised of • directors, • of whom are independent. Pursuant to NI 52-110, as amended from time to time, an independent director is one who is free from any direct or indirect relationship which could, in the view of the board of directors, be reasonably expected to interfere with a director’s exercise of independent judgment.

The Corporation has taken steps to seek to ensure that adequate structures and processes will be in place following the Closing to permit the board of directors to function independently of our management team. It is contemplated that independent directors will hold in-camera sessions without management present at meetings of the board of directors, if considered necessary.

We plan to adopt a majority voting policy consistent with the Exchange requirements prior to the first uncontested meeting of shareholders at which directors are to be elected.

The Corporation recognizes the importance of diversity at the board of directors and executive officer level and intends to engage in an ongoing discussion of the representation of women on the board of directors and in executive officer positions. Written policies and specific targets or quotas for gender or other diversity representation have not been adopted for the board of directors or for executive officer positions in the Corporation due to the small size of these groups and the need to consider a balance of criteria in each individual appointment. It is important that each appointment to the board of directors and as an executive officer be made, and be perceived as being made, on the merits of the individual and the needs of the Corporation at the relevant time. In addition, targets or quotas based on specific criteria could limit the board of director’s ability to ensure that the overall composition of the board of directors and executive officers meets the needs of the Corporation and its shareholders.

Currently, as to gender, the board of directors has appointed one women as a director (or approximately 16.67% of the directors) and one woman as an executive officer (or approximately 33.33% of the executive officers).

The directors and officers will devote such time and expertise as is required by us. Time actually spent may vary according to our needs.

The following are brief biographies of the directors and officers of the Corporation.

Paul Walsh

Paul Walsh is our Executive Chairman and brings with him a wealth of experience as Chief Executive Officer of a large multinational branded consumer products corporation operating in highly regulated markets. Mr. Walsh was the Chief Executive Officer of Diageo, the world’s largest spirits company, from 2000 to 2013. Prior to that, Mr. Walsh was the Chairman and President of The Pillsbury Company from 1996 to 1999. Under Mr. Walsh’s leadership, Diageo’s precursor, Grand Metropolitan, was transformed from a multi-national conglomerate into a focused, global market leading spirits business via a combination of organic growth and significant acquisitions. Mr. Walsh and his management team created over U.S.$80 billion of shareholder value while in leadership at Diageo.

Mr. Walsh brings with him substantial corporate leadership experience, knowledge of consumer-centric companies, international operations expertise, and experience with regulated industries. He has also held executive-level finance positions, including as Chief Financial Officer of Grand Metropolitan Foods and Intercontinental Hotels. Throughout his career, Mr. Walsh has built success and growth at his companies through the deployment of effective brand development and marketing strategies, which brings added perspective to our Board. Notable successes include the creation of the Johnnie Walker family of Scotch Whiskey brands.

Mr. Walsh is the Lead Operating Partner of Bespoke and also serves as Chairman of Compass Group PLC. He is a non-executive director of McDonald’s Corporation and FedEx Corporation.

Peter Caldini

Peter Caldini is our Chief Executive Officer and one of our directors. Mr. Caldini has over 30 years of experience building and restructuring multinational organizations around the world and a strong consumer healthcare background. Mr. Caldini developed extensive commercial management expertise at Pfizer Inc., Bayer AG and Wyeth, LLC. Mr. Caldini was the Regional President North America for Pfizer Consumer Healthcare from 2017 to 2019. Prior to that role he was the Regional President EMEA of Pfizer Consumer Healthcare from 2016 to 2017 and led the Northern European cluster from 2015 to 2016. Mr. Caldini was at Bayer from 2009 to 2014, with roles including the head of sub-region Emerging Markets EMEA, the General Manager of Bayer Consumer Care China and the head of the Nutritionals Strategic Business unit, the global leader in nutritional supplements with brands One-A-Day, Berocca, and Supradyn. From 2002 to 2009 Mr. Caldini was at Wyeth LLC where he was responsible for affiliates across LATAM and AsiaPac and also managed the Centrum brand globally. Early in his career Mr. Caldini held various leadership roles in brand management at Unilever in the US and Europe.

As President of Pfizer Consumer Healthcare North America Mr. Caldini was responsible for managing the 2nd largest OTC consumer healthcare company in the region with over U.S.$2.1 billion in net sales. He drove market share growth for leading brands Advil, Emergen-C, Nexium, Chapstick, and Prep-H and improved the profitability of the business unit. As Regional President, he drove organizational change, brand acceleration, marketing strategy, trade execution, global e-commerce and transitioned the business to a more integrated operating culture. Mr. Caldini simultaneously led the turnaround of the Pfizer Canada affiliate, the 2nd largest OTC company in the market.

As Regional President EMEA of Pfizer Consumer Healthcare he managed a U.S.$580 million P&L with over 850 employees. He was credited for restructuring the region, resulting in above market revenue growth and significantly improved profitability. He led the turnaround of several underperforming affiliates including the UK, Spain, Russia, and the Middle East. He directed the successful brand launches of Nexium across Europe and the Viagra switch in the UK. He also led the successful acquisition of B-Total, a leading vitamin B brand in Italy and the integration of Ferrosan in the Nordics and Russia.

Mr. Caldini holds board roles with healthcare companies Kramer Labs, Solvotrin, and PreMark Pharma. He has a Masters of International Economics and Management from Bocconi University in Milan, Italy, an MBA from Northeastern University and a BA, Political Science from Boston University. Mr. Caldini holds US and Italian citizenship.

Maja Spalevic

Maja Spalevic is our Chief Financial Officer. Mrs. Spalevic has over 18 years of experience in the financial services and private equity industries including over 13 years with GLP, an affiliate of Bespoke, where she manages finances, oversees the accounting, business support, financial reporting, planning and analysis, treasury, regulatory, human resources, legal, external audit and tax functions for GLP, Bespoke and the affiliated investment entities. Mrs. Spalevic was part of the formation of Bespoke in 2014. Prior to GLP Mrs. Spalevic was a staff accountant at Getty Images. She has a BSc (Hons) in Applied Accounting from Oxford Brookes University, is a Fellow of Chartered Certified Accountants (FCCA) and is an Association of Accounting Technicians full member (MAAT).

Ian Starkey

Ian Starkey is one of our directors and the Chair of the Audit Committee. Mr. Starkey brings audit, M&A, management consulting and forensic accounting experience which he gained as a partner at KPMG (UK) where he spent over 35 years. At KPMG, Mr. Starkey was one of the most senior audit partners for over 20 years and was associated with companies such as Diageo plc, F. Hoffmann-La Roche AG and BAE Systems plc. He held various senior management roles, primarily as head of the Consumer Goods markets sector for the UK and Europe. He was a member of the boards of KPMG Europe and KPMG UK LLP, where he chaired at various times the Audit & Risk and Remuneration & Nominations Committees.

Mr. Starkey is currently a non-executive board member of DAC Beachcroft LLP, an international law firm, a member of Meyler Campbell’s Mastered Programme for executive coaching and is also involved in various finance and non-profit ventures. His career history brings to the company extensive experience of operating at board level in regulated businesses across a variety of sectors.

Robert L. Berner III

Rob Berner is one of our directors as well as a founder and Joint Managing Partner, Chief Investment Officer of Bespoke and Chairman of Bespoke’s Investment Committee. He has been active in the private equity industry for over 30 years. Mr. Berner has sat on numerous boards and is currently Chairman of Johnnie-O LLC (men’s lifestyle brand). Mr. Berner also was a principal investor in, and Chairman of Diversified Distribution Systems, LLC (DDS), the largest specialty retail distribution and services business in the United States, which was recently sold very successfully to Bunzl Plc.

Mr. Berner was previously a Partner at CVC, a global private equity firm with over U.S.$50 billion of assets under management and assisted in the opening and development of the firm’s US efforts, including serving as Chairman of CVC US. Prior to CVC, he served as a Managing Director at Ripplewood Holdings and was a member of the firm’s Investment Committee. Prior thereto, Mr. Berner was a Partner and member of the Investment Committee of Charterhouse International. Mr. Berner began his career in the investment banking division of Morgan Stanley where he was a Principal responsible for the consumer products sector. Mr. Berner also serves on the boards of Bespoke’s portfolio companies, Vinventions and 24 Hour Fitness. In addition, Mr. Berner has acted as a non-executive director on the boards of over 25 private equity portfolio companies during his private equity career and has sat on the board of several charitable and not for profit organizations.

Mr. Berner has an MBA from Northwestern University and a BA in Finance from the University of Notre Dame.

Mark W.B. Harms

Mark Harms is one of our directors and a founder and Joint Managing Partner of Bespoke. Prior to Bespoke, Mr. Harms founded GLP in 2004, where he is the Chairman and Chief Executive Officer. GLP has advised on over U.S.$60 billion of transactions to date, deploying over U.S.$500 million of capital into a number of investments and developed an industry leading operating executive network with 75+ members. Mr. Harms has completed over 130 advisory and principal transactions in North and South America, Europe and Australia. Mr. Harms has extensive experience with regard to leveraged debt, mezzanine and equity financing techniques in Europe and the U.S. with over U.S.$100 billion in completed transactions.

Prior to founding GLP, Mr. Harms worked at Oppenheimer as a Managing Director and at CIBC World Markets as the founder and head of the Consumer Growth Group. Mr. Harms built within Consumer Growth Group strong industry verticals in branded consumer products and services, gaming, health and fitness, specialty retail and travel and tourism. Mr. Harms currently sits on the board of Bespoke’s portfolio companies, 24 Hour Fitness, World Fitness Services and Vinventions, as well as Olympic Entertainment. Mr. Harms was a Vice Chairman of the World Travel & Tourism Council from 2011 to 2016 and is a member and on the board of the International Association of Gaming Advisors. He was also a non-executive director on a number of other charitable, educational and non for profit boards.

Mr. Harms has an MBA from the University of Chicago and a BA from the University of Michigan.

Candice Koederitz

Candice Koederitz is one of our directors. Ms. Koederitz brings capital markets, due diligence, financial market product development, international and risk management experience which she gained as a Managing Director at Morgan Stanley where she spent over 30 years. At Morgan Stanley, Ms. Koederitz worked with companies and governments globally to raise over $30 billion in capital. Ms. Koederitz held various senior management roles including head of Capital, head of Regulatory Implementation, Chief Executive Officer of Morgan Stanley Asia (S) Ltd in Singapore and head of Capital Markets Execution. She co-chaired the Capital Commitment Committee, Equity Underwriting Committees, Americas Franchise Committee and was a member of the Firm and Securities Risk Committees.

Ms. Koederitz is currently an independent, non-executive director of ICE Benchmark Administration Ltd, a financial benchmark administrator, and is involved with several non-profit organizations.

Ms. Koederitz has an MBA from Harvard Business School and a BS in Civil Engineering from the University of Texas at Austin.

Audit Committee

The Corporation’s audit committee (the “Audit Committee”) is composed of a minimum of three directors, each of whom is and must at all times be financially literate and, by one year following the date of the receipt for the final prospectus, each of whom must be independent within the meaning of NI 52-110. As of the Closing Date, the Audit Committee will be composed of Ian Starkey and •, each of whom is independent, and Candice Koederitz. The relevant education and experience of each member of the Audit Committee is described as part of their respective biographies above under the “Directors and Officers – Name, Address, Occupation and Security Holding” sub-heading. The board of directors of the Corporation has adopted a written charter for the Audit Committee (the “Charter of the Audit Committee”), which sets out the Audit Committee’s responsibility in reviewing and approving the financial statements of the Corporation and public disclosure documents containing financial information and reporting on such review to the board of directors of the Corporation, ensuring that adequate procedures are in place for the reviewing of the Corporation’s public disclosure documents that contain financial information, overseeing the work and reviewing the independence of the external auditors. The text of the Charter of the Audit Committee that has been adopted is attached to this prospectus as Appendix A.

Conflicts of Interest

Investors should be aware of the following potential conflicts of interest, among others, to which some of our directors and officers will or may be subject in connection with our operations:

•      None of our directors or officers are required to commit their full time to our affairs and, accordingly, they may be susceptible to conflicts of interest in allocating their time among various business activities.

•      Our officers and directors are, and may in the future become, affiliated with other companies. In order to minimize potential conflicts of interest which may arise from such other corporate affiliations, each of our officers and directors has contractually agreed, pursuant to a written agreement with us, until the earliest of our execution of a definitive agreement for a qualifying acquisition, our liquidation or such time as he or she ceases to be an officer or director, to present to our company for our consideration, prior to presentation to any other entity, any suitable business opportunity which may reasonably be required to be presented to us, subject to any pre-existing fiduciary or contractual obligations he might have. We do not believe, however, that any fiduciary duties or contractual obligations of our executive officers would materially undermine our ability to complete our initial business combination.

•      Unless and until we consummate our qualifying acquisition, our Sponsor and officers, or their respective affiliates or our affiliates, will not receive reimbursement for any out of-pocket expenses incurred by them to the extent that such expenses exceed the amount of proceeds not deposited in the escrow account.

•      Affiliates of our Sponsor may act as underwriters in connection with offerings by one or more SPACs from time to time.

In no event will our Sponsor or any of our officers or directors be paid any fees or other compensation (for greater certainty, excluding reimbursement of expenses), including finder’s fees, consulting fees or other compensation on the closing of our qualifying acquisition for services rendered in order to effectuate a qualifying acquisition, unless expressly approved by a majority of our unconflicted directors, being the other directors who do not have a conflict of interest in respect of the proposed acquisition, and subject to any consent required by the Exchange.

We are not prohibited from pursuing a qualifying acquisition with a company that is affiliated with any of our Sponsor, or our directors or officers. In the event we seek to complete our qualifying acquisition with a company that is affiliated with any of our Sponsor or a director or officer, in accordance with applicable laws, any negotiations would be undertaken on behalf of the Corporation by a committee of unconflicted directors. In addition we may be required to seek shareholder approval of such qualifying acquisition and in connection therewith the committee of unconflicted directors may be required to seek shareholder approval of such qualifying acquisition and in connection therewith, we, or a committee of independent directors, may be required to obtain an opinion from a qualified person concluding that our qualifying acquisition is fair to us or our shareholders from a financial point of view. In addition, if the qualifying acquisition involves a related party, the transaction may be subject to the minority shareholder protections of MI 61-101, which would, in certain circumstances, require approval by minority shareholders and/or an independent valuation. The Exchange may also impose additional requirements in such circumstances.

In order to protect the amounts held in the escrow account, prior to the Closing, and pursuant to the Make Whole Agreement and Undertaking, our Sponsor will agree that, (A) in the event of the liquidation of the escrow account upon the occurrence of the automatic redemption by the Corporation of the Class A Restricted Voting Shares resulting from the inability of the Corporation to complete a qualifying acquisition within the Permitted Timeline, or on a Winding-Up, or (B) in the event of an extension to the Permitted Timeline or the completion of a qualifying acquisition, it will be liable to us if and to the extent any claims by any third party (other than our auditors) for services rendered or products sold to us, or a prospective qualifying acquisition target with which we have entered into, or discussed entering into a transaction agreement, reduce the amount of funds in the escrow account to below the lesser of (i) U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the escrow account as of the date of the full or partial liquidation of the escrow account, as applicable, due to reductions in value of the assets held in escrow (other than due to the failure to obtain waivers from such third parties), in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the escrow account, and except as to any claims under our indemnity of the Underwriters against certain liabilities.

In the event of an extension to the Permitted Timeline, an automatic redemption, or a Winding-Up, whereby the taxes payable pursuant to Part VI.1 of the Tax Act would cause the amounts paid per share from the escrow account to redeeming holders of Class A Restricted Voting Shares to be less than the initial U.S.$10.00 invested (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like), our Sponsor will, pursuant to the Make Whole Agreement and Undertaking, be liable to the Corporation for an amount required in order for the Corporation to be able to pay U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 taxes that would be owing by the Corporation where the amount paid to redeem each applicable Class A Restricted Voting Share would be U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share). Other than as described herein, our Sponsor will not be liable to the Corporation for any other reductions to the escrow account that would cause the Corporation to pay less than U.S.$10.00 per Class A Restricted Voting Share to redeeming holders, including any amount on account of non-resident withholding tax applicable to any deemed dividends that arise on any redemptions.

Our Sponsor is permitted to make direct payments or contributions to the escrow account in the manner it determines, for indemnity purposes or otherwise. See “Description of Securities – Make Whole Covenants”.

Conflicts, if any, will be subject to the procedures as provided under the BCBCA and applicable securities laws.

Indemnification and Insurance

Upon completion of the Offering the Corporation will maintain a director and officer insurance program to limit the Corporation’s exposure to claims against, and to protect, its directors and officers. In addition, following the completion of this Offering, the Corporation will enter into indemnification agreements with each of its directors and officers. The indemnification agreements will generally require that the Corporation indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Corporation as directors and officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in, or not opposed to, the Corporation’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by the Corporation. Statutory indemnification rights also apply. The escrowed proceeds will not be accessible to cover any of the foregoing indemnities.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our directors and officers is, or within 10 years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our directors and officers (i) is, or within 10 years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

None of our directors and officers has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to invest in the Corporation.

Agent for Service of Process

Each of Paul Walsh, Peter Caldini, Ian Starkey, Rob Berner, Mark Harms and Candice Koederitz, who are directors of the Corporation, as well as our Sponsor, Bespoke Sponsor Capital LP, reside or is otherwise organized outside of Canada. Each of the foregoing have appointed •, as agent for service of process. Investors are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides or is otherwise organized outside of Canada even if the party has appointed an agent for service of process.

EXECUTIVE COMPENSATION AND OTHER PAYMENTS

Except as otherwise stated in this prospectus, there will be no salaries, consulting fees, management contract fees or directors’ fees, finder’s fees, loans, bonuses, deposits or similar payments to our officers or directors, directly or indirectly, for services rendered to us prior to or in connection with the completion of our initial qualifying acquisition, or other payments to insiders prior to or in connection with the completion of our initial qualifying acquisition, other than (i) repayment of unsecured loans, and any interest thereon, which may be made by our Sponsor, (ii) the payment of $10,000 (plus applicable taxes) per month for administrative and related services pursuant to an administrative services agreement entered into with our Sponsor which, if applicable, may include payment for services of related parties or qualified affiliates of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect our qualifying acquisition, reimbursement of reasonable out-of-pocket expenses incurred by the above-noted persons in connection with certain activities performed on our behalf, such as identifying possible business targets and qualifying acquisitions, performing business due diligence on suitable target businesses and qualifying acquisitions as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations, and (iii) if approved by a majority of our unconflicted directors, being the other directors who do not have a conflict of interest in respect of the proposed acquisition, and subject to any consent required by the Exchange, payment of a customary finder’s fee, consulting fee or other similar compensation to our Sponsor, officers, or directors, or to their affiliates, for services rendered to us prior to or in connection with the completion of our qualifying acquisition, none of which will be made from the proceeds of this Offering held in the escrow account prior to the completion of the qualifying acquisition.

There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the escrow account, such expenses would not be reimbursed by us unless we consummate a qualifying acquisition.

Our board of directors will review and approve all reimbursements and payments made to our Sponsor, officers or directors, or our affiliates or associates or their respective affiliates or associates, with any interested director abstaining from such review and approval.

Following completion of the qualifying acquisition, it is anticipated that we will pay compensation to our officers. Members of our management team who remain with the Corporation following our qualifying acquisition may be paid consulting, management or other fees from the resulting issuer of the qualifying acquisition with any and all amounts being fully disclosed to shareholders, to the extent then known, in the prospectus prepared by our management in connection with the qualifying acquisition.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our Class A Restricted Voting Units. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

The risk factors outlined below are not a definitive list of all risk factors associated with an investment in the securities offered hereunder. Additional risks and uncertainties not presently known to us, or which we currently deem not to be material, may also have a material adverse effect. Prospective investors should consider carefully all of the information set out in this prospectus and the risks attaching to an investment in us before making any investment decision and consult with their own professional advisors where necessary.

We are a newly incorporated company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

We are a recently incorporated company with no operating results, and we will not commence operations until obtaining funding through this Offering. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our qualifying acquisition with one or more target businesses. We have identified prospective targets for a qualifying acquisition but have not, nor has anyone on our behalf, initiated any substantive discussions with any prospective targets. No assurance can be given that any discussions with prospective targets will lead to the entering of a binding acquisition agreement. We intend to continue our search for target businesses with a focus on the cannabis industry. We may be unable to complete our qualifying acquisition within the Permitted Timeline. If we fail to complete our qualifying acquisition, we will never generate any operating revenues.

The ability of our holders of Class A Restricted Voting Shares to redeem their Class A Restricted Voting Shares for cash may make our financial condition unattractive to potential qualifying acquisition targets, which may make it difficult for us to enter into our qualifying acquisition with a target.

We may enter into a transaction agreement with a prospective target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. If too many holders of Class A Restricted Voting Shares exercise their redemption rights, we may not be able to meet such closing condition, and as a result, would not be able to proceed with the qualifying acquisition. If accepting all properly submitted redemption requests would cause our net cash or net tangible assets to be less than the amount necessary to satisfy a closing condition as described above, we would not be able to proceed with such redemption and the related qualifying acquisition and may instead search for an alternate qualifying acquisition. Prospective targets would be aware of these risks and, thus, may be reluctant to enter into our qualifying acquisition with us.

The requirement that we complete our qualifying acquisition within the Permitted Timeline may give potential target businesses leverage over us in negotiating our qualifying acquisition and may decrease our ability to conduct due diligence on potential acquisition targets as we approach the end of the Permitted Timeline, which could undermine our ability to consummate our qualifying acquisition on terms that would produce value for our shareholders.

Any potential target business with which we enter into negotiations concerning our qualifying acquisition will be aware that we must consummate our qualifying acquisition within 18 months from the Closing (or 21 months from the Closing if we have executed a definitive agreement for a qualifying acquisition within 18 months from the Closing but have not completed the qualifying acquisition within such 18-month period). Consequently, such target businesses  may obtain leverage over us in negotiating our qualifying acquisition, knowing that if we do not complete our qualifying acquisition with that particular target business, we may be unable to complete our qualifying acquisition with any target business. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our qualifying acquisition on terms that we would have rejected upon a more comprehensive investigation.

We may not be able to consummate our qualifying acquisition within the Permitted Timeline, in which case we would redeem our Class A Restricted Voting Shares.

We must complete our qualifying acquisition within the Permitted Timeline; however, we may not be able to find a suitable target business and consummate our qualifying acquisition within such time period. If we are unable to consummate our qualifying acquisition within the Permitted Timeline, we will be required to redeem 100% of the outstanding Class A Restricted Voting Shares, as described herein.

Potential targets may be unwilling to effect a qualifying acquisition with us.

While we believe that our status as a public company will make us an attractive business partner, some potential target businesses may view the inherent limitations in our status as a SPAC and may prefer to effect a qualifying acquisition with a more established entity or with a private company, undertake a transaction with an entity offering operating synergies or effect a traditional initial public offering.

We may attempt to contemporaneously consummate qualifying acquisitions with multiple prospective targets, which may hinder our ability to consummate our qualifying acquisition and give rise to increased costs and risks that could negatively impact our operations and profitability.

If we determine to contemporaneously acquire several businesses that are owned by different sellers, we may need each or some of such sellers to agree that our purchase of its business is contingent on the contemporaneous closings of the other qualifying acquisitions, which may make it more difficult for us, and delay our ability, to complete the qualifying acquisition. With multiple qualifying acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent integration of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

Because of our limited resources and the significant competition for acquisition opportunities of target businesses, it may be difficult for us to complete our qualifying acquisition. If we are unable to complete our qualifying acquisition, our Warrants will expire worthless.

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors, pension funds and private equity firms, other prospective SPACs and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have significant experience identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Some of these competitors may possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses we could potentially acquire with the net proceeds of this Offering, our ability to compete with respect to the acquisition of certain target businesses that are sizeable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. If we are unable to complete our qualifying acquisition, our Warrants will expire worthless.

Our ability to consummate an attractive qualifying acquisition may be impacted by the market for initial public offerings.

It is very likely that our target will want to be a public reporting company. If the market for initial public offerings is limited, we believe that there will be a greater number of attractive target businesses open to being acquired by us as a means to achieve public company status. Alternatively, if the market for initial public offerings is robust, we believe  that there will be fewer attractive target businesses amenable to being acquired by us to become a public reporting company. Accordingly, during periods with strong public offering markets, it may be more difficult for us to complete our initial qualifying acquisition.

If the net proceeds of this Offering not being held in the escrow account are insufficient to allow us to operate for at least the period preceding the end of the Permitted Timeline, we may be unable to complete our qualifying acquisition.

The funds available to us outside of the escrow account may not be sufficient to allow us to operate for the next 18 to 21 months from the Closing and to fund the consummation of our qualifying acquisition. If we are unable to borrow funds from our Sponsor or its affiliates, our Class A Restricted Voting Shares would be redeemed. Of the funds available to us, we could use a portion of the funds to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment with respect to a particular proposed qualifying acquisition, although we do not have any current intention to do so. If we are unable to fund such down payments, our ability to close a contemplated transaction could be impaired.

If third parties bring claims against us, the proceeds held in the escrow account could be reduced and the per unit redemption amount received by holders of Class A Restricted Voting Shares may be less than U.S.$10.00 per unit.

Our placing of funds in the escrow account may not protect those funds from third party claims against us. Given that we will not have access to the escrowed funds except under certain permitted circumstances with respect to payment of taxes and of redemptions, and that the funds we hold which are not placed in escrow are intended to be used in accordance with our estimates in the “Use of Proceeds” section, we may not have the financial resources to defend a potential claim, nor may we have the ability to sue to enforce a potential claim. Although we will seek, where practicable, to have material vendors, service providers, prospective target businesses or other entities with which we do business execute agreements to waive any right, title, interest or claim of any kind in or to any monies held in the escrow account, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the escrow account.

Prior to the Closing, and pursuant to the Make Whole Agreement and Undertaking, our Sponsor will agree that (A) in the event of the liquidation of the escrow account upon the occurrence of the automatic redemption by the Corporation of the Class A Restricted Voting Shares resulting from the inability of the Corporation to complete a qualifying acquisition within the Permitted Timeline, or on a Winding-Up, or (B) in the event of an extension to the Permitted Timeline or the completion of a qualifying acquisition, it will be liable to us if and to the extent any claims by any third party (other than our auditors) for services rendered or products sold to us, or a prospective qualifying acquisition target with which we have entered into, or discussed entering into a transaction agreement, reduce the amount of funds in the escrow account to below the lesser of (i) U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the escrow account as of the date of the full or partial liquidation of the escrow account, as applicable, due to reductions in the value of the assets held in escrow (other than due to the failure to obtain waivers from such third parties), in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the escrow account, and except as to any claims under our indemnity of the Underwriters against certain liabilities. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the escrow account available for distribution to holders of our Class A Restricted Voting Shares.

In the event that the proceeds in the escrow account are reduced below the lesser of (i) U.S.$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share, or (ii) such lesser amount per share held in the escrow account as of the date of the liquidation of the escrow account due to reductions in the value of the escrow assets, in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to claims by a third party who executed a waiver, or by our auditors or the Underwriter, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors, in exercising their business judgment, may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the escrow account available for distribution to holders of our Class A Restricted Voting Shares may be reduced below U.S.$10.00 per share.

Our Sponsor will have significant influence in determining the outcome of the Shareholders Meeting (if required under applicable law), at which shareholder approval of the qualifying acquisition would be sought, and accordingly, which transaction would ultimately be completed as our qualifying acquisition.

Upon the Closing, it is intended that our Founder’s Shares, which will be held by our Sponsor, will represent 20% of our issued and outstanding shares (including all Class A Restricted Voting Shares and Class B Shares). Accordingly, with the inclusion of the Founder’s Shares (and assuming that our Sponsor does not purchase any Class A Restricted Voting Units in this Offering), our Sponsor will hold approximately a 20% voting interest to vote on the qualifying acquisition whether or not the Over-Allotment Option is exercised in full. Further, given the forfeiture and transfer restrictions placed on the shares held by our Sponsor until the completion of our qualifying acquisition and its ownership of the Founder’s Warrants, our Sponsor may be incentivized to support and vote for a transaction even if not the most commercially beneficial to the Corporation. Our Sponsor has agreed, if a vote is required, to vote its Founder’s Shares and any Class A Restricted Voting Shares purchased pursuant to or following this Offering in favour of the proposed qualifying acquisition. For the foregoing reasons, our Sponsor may significantly influence the vote on the qualifying acquisition, which they may be inclined to do given the difference in economic interests of our Sponsor as compared to the holders of Class A Restricted Voting Shares.

Our Sponsor, directors, officers or their affiliates may elect to purchase Class A Restricted Voting Shares, which may influence a vote on a proposed qualifying acquisition.

Class A Restricted Voting Shares acquired by our Sponsor, directors, officers or their affiliates, for investment or other purposes, may be entitled to be voted at the Shareholders Meeting, if required, and could therefore increase the likelihood of obtaining shareholder approval of the qualifying acquisition or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at closing. This may result in the completion of a qualifying acquisition that may not otherwise have been possible.

Our key personnel may negotiate employment or consulting agreements with a target business in connection with a qualifying acquisition. These agreements may provide for them to receive compensation following our qualifying acquisition and as a result, may cause them to have conflicts of interest in determining whether a particular qualifying acquisition is the most advantageous.

Our key personnel may choose to, or be asked to, remain with the company after the completion of our qualifying acquisition, and if so, they may negotiate employment or consulting agreements in connection with the transaction. Such negotiations may take place simultaneously with the negotiation of the qualifying acquisition and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the completion of our qualifying acquisition. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business.

Since our Sponsor will lose its investment in us if our qualifying acquisition is not completed, a conflict of interest may arise in determining whether a qualifying acquisition target is appropriate.

Our Sponsor will not be entitled to redeem its Founder’s Shares in connection with a qualifying acquisition or entitled to access to the escrow account in respect thereof upon our Winding-Up. Simultaneously with the Closing, our Sponsor intends to also purchase 12,000,000 Founder’s Warrants at an offering price of U.S.$1.00 per Founder’s Warrant (for an aggregate purchase price of U.S.$12,000,000). As a result, the personal and financial interests of our Sponsor may influence the identification and selection of a qualifying acquisition, the voting on the qualifying acquisition, if required, and the operation of the business following our qualifying acquisition. Notwithstanding the foregoing, holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares in connection with the completion of our qualifying acquisition, irrespective of whether they vote for or against, or do not vote on, the qualifying acquisition.

Because there are other companies with a business plan similar to ours seeking to effectuate a qualifying acquisition, it may be more difficult for us to complete a qualifying acquisition.

Based upon publicly available information, there are three Canadian SPACs and numerous U.S. SPACs who are currently pursuing qualifying acquisitions. The Canadian SPACs may consummate a qualifying acquisition in any industry they choose, and so we may be subject to competition from these and other companies seeking to execute a business plan similar to ours.

Accordingly, we cannot assure investors that we will be able to successfully compete for an attractive qualifying acquisition and, because of this competition, we cannot assure investors that we will be able to complete a qualifying acquisition within the required time period.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain Canadian securities law, income tax law and the Exchange and other legal and regulatory requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application also may change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, investments and results of operations.

Our directors and officers and our Sponsor live or are organized outside of Canada; therefore investors may not be able to enforce applicable securities laws or their other legal rights against such parties.

Our directors and officers and our Sponsor reside or is organized outside of Canada. As a result, it may be difficult, or in some cases not possible, for investors to enforce their legal rights or to enforce judgments of Canadian courts predicated upon civil liabilities under securities laws and/or criminal penalties against any person that resides or is otherwise organized outside of Canada even if the party has appointed an agent for service of process.

In the event the Corporation acquires a United States entity or assets of a United States entity, it may have adverse tax consequences on holders of Class A Restricted Voting Shares and on the Corporation.

In the event the Corporation acquires a United States entity or assets of a United States entity, under certain circumstances, the Corporation will be treated under section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”) as a United States corporation for United States federal income tax purposes. While the Corporation does not have any current plans to engage in an acquisition which will be subject to section 7874 of the Code, there can be no assurances provided by the Corporation that it will not engage in such an “inversion” transaction at the time of the qualifying acquisition.

If the Corporation engages in such an inversion transaction and the Corporation is treated as a United States corporation, the Corporation generally would be subject to United States federal income tax and the United States and Canadian federal income tax consequences to United States, Canadian and other non-United States holders of Class A Restricted Voting Shares (which, on or immediately following the closing of a qualifying acquisition, would, unless previously redeemed, be automatically converted into Common Shares) may materially differ. Any such United States federal corporate tax liability could have a material adverse effect on the results of the Corporation’s operations. If the Corporation engages in such an inversion transaction, any dividends paid by the Corporation to non-United States holders may be subject to United States federal income tax withholding at a 30% rate or such lower rate as provided in an applicable treaty. Because the Common Shares would be treated as shares of a United States domestic corporation, the United States gift, estate and generation-skipping transfer tax rules generally would apply to a non-United States holder of Common Shares.

You will be unable to ascertain the merits or risks of any prospective qualifying acquisition target or any particular target business’ operations.

Because we have not yet initiated any substantive discussions or entered into a written or oral binding acquisition agreement with any prospective target business, there is no basis to evaluate the possible merits or risks of that or any other particular target business’ operations, results of operations, cash flows, liquidity, tax considerations, financial condition or prospects. To the extent we consummate our qualifying acquisition, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business. An investment in our Class A Restricted Voting Units may not ultimately prove to be more favourable to investors than a direct investment in an acquisition target, if such opportunity were available.

We may seek acquisition opportunities outside of our management’s area of expertise and our management may not be able to adequately ascertain or assess all significant risks associated with the target company.

Even though we intend to focus on the cannabis sector, we may be presented with a qualifying acquisition target in a sector unfamiliar to our management team, but determine that such candidate offers an attractive acquisition opportunity for the Corporation. In the event we elect to pursue an investment outside of our management’s expertise, our management’s experience may not be directly applicable to the target business or their evaluation of its operations.

Although we identified general criteria and guidelines that we believe are important in evaluating prospective target businesses, we may enter into our qualifying acquisition with a target that does not meet such criteria and guidelines, and as a result, the target business with which we enter into our qualifying acquisition may not have attributes entirely consistent with our general criteria and guidelines.

Although we have identified specific investment criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our qualifying acquisition will not have all of these positive attributes. If we consummate our qualifying acquisition with a target that does not meet some or all of these guidelines, such acquisition may not be as successful as an acquisition with a business that does meet all of our general criteria and guidelines. In addition, if we announce our qualifying acquisition with a target that does not meet our general criteria and guidelines, a greater number of holders of Class A Restricted Voting Shares may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash. In addition, it may be more difficult for us to attain shareholder approval, which is a prerequisite to the closing of our qualifying acquisition if the target business does not meet our general criteria and guidelines.

We are not required to obtain an opinion from a qualified person, and consequently, an independent source may not confirm that the price we are paying for the business is fair to us or our shareholders from a financial point of view.

Unless we consummate our qualifying acquisition with a related party (within the meaning of applicable securities law), we may not be required to obtain an opinion from a qualified person that the price we are paying is fair to us or our shareholders from a financial point of view. Accordingly, our shareholders will be relying on the judgment of our management and board of directors.

Resources could be wasted in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

We anticipate that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, legal counsel and other experts. If we decide not to complete a specific qualifying acquisition, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to consummate our qualifying acquisition for any number of reasons, including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

After our qualifying acquisition, it is possible that a majority of our directors and officers will live outside of Canada and all or the majority of our assets will be located outside of Canada; therefore investors may not be able to enforce applicable securities laws or their other legal rights.

It is possible that after our qualifying acquisition, a number of our directors and officers will reside outside of Canada and all or the majority of our assets will be located outside of Canada. As a result, it may be difficult, or in some cases not possible, for investors in Canada to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of Canadian courts predicated upon civil liabilities and criminal penalties on our directors and officers under Canadian laws.

We are highly dependent upon our directors and officers and their loss could adversely affect our ability to operate and effect our qualifying acquisition.

Our operations are dependent upon a relatively small group of individuals and, in particular, our directors and officers. We believe that our success depends on the continued service of our directors and officers, at least until we have consummated our qualifying acquisition and possibly thereafter. In addition, our directors and officers are not required to commit any specified amount of time to our affairs and, accordingly, may have conflicts of interest in allocating management time among various business activities, including identifying potential qualifying acquisitions and monitoring the related due diligence. We do not have an employment agreement with, or key-man insurance on the life of, any of our directors and officers. The unexpected loss of the services of one or more of our directors and officers could have a detrimental effect on us, our operations and our ability to effect our qualifying acquisition.

Our ability to successfully effect our qualifying acquisition and to be successful thereafter will be largely dependent upon the efforts of our key personnel, some of whom may join us following our qualifying acquisition. The loss of key personnel could negatively impact the operations and profitability of our post-qualifying acquisition business.

Our ability to successfully effect our qualifying acquisition is dependent upon the efforts of our key personnel. The role of our key personnel in the target business, however, cannot presently be ascertained. Although some of our key personnel will remain with the target business in senior management or advisory positions following our qualifying acquisition, it is likely that some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after our qualifying acquisition, our assessment of these individuals may not prove to be correct. As well, these individuals may be unfamiliar with the requirements of operating a company regulated as a reporting issuer under applicable Canadian securities laws, which could cause us to have to expend time and resources helping them become familiar with such requirements.

We may have a limited ability to assess the management of a prospective target business and, as a result, may effect our qualifying acquisition with a target business whose management may not have the skills, qualifications or abilities to manage a public company.

When evaluating the desirability of effecting our qualifying acquisition with a prospective target business, our ability to assess the target business’ management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the target business’ management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we expected. Should the target’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-qualifying acquisition business may be negatively impacted.

The officers and directors of an acquisition target may resign upon or following the closing of our qualifying acquisition. The loss of an acquisition target’s key personnel could negatively impact the operations and profitability of our post-qualifying acquisition business.

The role of an acquisition target’s key personnel upon or following the closing of our qualifying acquisition cannot be ascertained at this time. Although we contemplate that certain members of an acquisition target’s management team will remain associated with the acquisition target following our qualifying acquisition, it is possible that some members of the management team of an acquisition target will not wish to remain in place, which could negatively affect the business.

Our Sponsor, directors and officers may now be, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Following the completion of this Offering and until we consummate our qualifying acquisition, we intend to engage in the business of identifying and combining with one or more businesses. Our Sponsor, directors and officers may now be, or may in the future become, affiliated with entities that are engaged in a similar business, including one or more SPACs that may seek to acquire businesses similar to the businesses that the Corporation is seeking to acquire as part of its qualifying acquisition.

Our Sponsor, directors and officers also may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe duties. In the course of their other business activities, our Sponsor, directors and/or officers may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including to seek and present investment and business opportunities to other entities. Additionally, our directors and officers are not required to present investment and business opportunities to the Corporation in priority to other entities with which they are affiliated or to which they owe duties.

Our directors, officers, security holders and their respective affiliates and associates may have interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, officers, security holders, affiliates or associates from having a direct or indirect financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. We are not prohibited from entering into our qualifying acquisition with a target business that is affiliated with our Sponsor, or our directors or officers. In the event that we did wish to enter into our qualifying acquisition with a target business affiliated with our Sponsor, however, we would be required to obtain a fairness opinion from a qualified person, concluding that our qualifying acquisition is fair to us or our shareholders from a financial point of view.

We may attempt to consummate our qualifying acquisition with a private company about which little information is available, which may result in a qualifying acquisition with a company that is not as profitable as we suspected, if at all.

In pursuing our acquisition strategy, we may seek to effectuate our qualifying acquisition with a privately held company. By definition, very little public information exists about private companies, and we could be required to make our decision on whether to pursue a potential qualifying acquisition on the basis of limited information, which may result in our qualifying acquisition with a company that is not as profitable as we suspected, if at all.

The Corporation may lose “foreign private issuer status” in the future, which could result in significant additional costs and expenses.

Following our qualifying acquisition, we expect to employ Proportionate Voting Shares to meet the definition of “foreign private issuer,” as such term is defined in Rule 405 of Regulation C under the U.S. Securities Act. As a result,  the Corporation will be a “foreign private issuer,” and will not be subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares and Proportionate Voting Shares are held in the U.S. and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (1) a majority of its directors or executive officers are U.S. citizens or residents; (2) a majority of its assets are located in the U.S.; or (3) its business is administered principally in the U.S.

If the Corporation loses its foreign private issuer status and decides, or is required, to register as a U.S. domestic issuer, the regulatory and compliance costs will be significantly more than the costs incurred as a Canadian foreign private issuer. In such event, the Corporation would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

The Corporation may be subject to risks related to the protection and enforcement of intellectual property rights subsequent to its qualifying acquisition, and may become subject to allegations that the Corporation is in violation of intellectual property rights of third parties.

The ownership and protection of intellectual property rights may be a significant aspect of the Corporation’s future success. We may rely on trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. We will try to protect such intellectual property by entering into confidentiality agreements with parties that have access to it, such as our partners, collaborators, employees and consultants. Any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. In addition, trade secrets and technical know-how, which are not protected by patents, may otherwise become known to or be independently developed by competitors, in which event we could be materially adversely affected.

Unauthorized parties may attempt to replicate or otherwise obtain and use products, trade secrets, technical know-how and proprietary information of other parties. Policing the unauthorized use of intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the owner may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of an issuer, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Corporation.

In addition, other parties may claim that the Corporation’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Corporation may need to obtain licenses from third parties who allege that the Corporation has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Corporation or at all. In addition, the Corporation may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

The Corporation may be subject to risks related to information technology systems, including cyber-attacks.

An issuer’s operations may depend, in part, on how well it and its suppliers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Following its qualifying acquisition, the Corporation’s operations may also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation’s reputation  and results of operations. The Corporation’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access may become a priority to ensure the ongoing success and security of the business. As cyber threats continue to evolve, an issuer may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Management of growth may prove to be difficult.

The Corporation’s business may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of an issuer to manage growth effectively requires it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation.

We may not be able to maintain control of a target business after our qualifying acquisition.

We may structure our qualifying acquisition to acquire less than 100% of the equity interests or assets of a target business. Even though we may own a majority interest in the target, our shareholders prior to the qualifying acquisition may collectively own a minority interest in the post-qualifying acquisition company, depending on valuations ascribed to the target and us in the qualifying acquisition. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital of a target. In this case, even if we were to acquire a 100% interest in the target, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to such transaction could own less than a majority of our outstanding shares subsequent to such transaction. In addition, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the target company’s shareholdings than we initially acquired. Accordingly, this may make it more likely that we will not be able to maintain control of the target business. In the event that we structure our qualifying acquisition to acquire less than 100% of the equity interest or assets of the target business, specific securities regulatory requirements may apply to the qualifying acquisition, including pursuant to National Policy 41-201 – Income Trusts and Other Indirect Offerings.

We may be unable to obtain additional financing to complete our qualifying acquisition or to fund the operations and/or growth of a target business, which could compel us to restructure or abandon a particular qualifying acquisition.

Although we believe that the net proceeds of this Offering, and the net proceeds of any loans we may incur from our Sponsor, as further described in this prospectus, will be sufficient to allow us to consummate our qualifying acquisition, we have not yet initiated any substantive discussions or entered into a written or oral binding acquisition agreement with any prospective target business and thus we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of this Offering prove to be insufficient, either because of the size of our qualifying acquisition, the depletion of the available net proceeds in search of a target business, the obligation to redeem for cash a significant number of Class A Restricted Voting Shares from holders of Class A Restricted Voting Shares who elect redemption in connection with our qualifying acquisition, or the terms of negotiated transactions to purchase shares in connection with our qualifying acquisition, we may be required to seek additional financing or to abandon the proposed qualifying acquisition. Additional financing may not be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate our qualifying acquisition, we would be compelled to either restructure the transaction or abandon that particular qualifying acquisition and seek an alternative target business candidate. In addition, even if we do not need additional financing to consummate our qualifying acquisition, we may require such financing to fund the operations and/or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our Sponsor, officers, directors or shareholders are required to provide any financing to us in connection with or after our qualifying acquisition.

We may only be able to complete one qualifying acquisition with the proceeds of this Offering, which will cause us to be solely dependent on a single target business which may have a limited number of products or services.

If we complete a qualifying acquisition with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the industry in which we operate. Further, we will not be able to immediately diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several acquisitions or business combinations in different industries or different areas of a single industry. Accordingly, in such case, the prospects for our success may be solely dependent upon the performance of a single business, or dependent upon the development or market acceptance of a single or limited number of products, processes or services.

There is currently no market for our securities and a market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

There is currently no market for our securities. Prospective investors therefore have no access to information about prior market history on which to base their investment decision. Following this Offering, the price of our securities may vary significantly due to one or more potential qualifying acquisitions and general market or economic conditions. Furthermore, an active trading market for our securities may never develop or, if developed, may not be sustained. Investors may be unable to sell their securities unless a market can be established and sustained.

There may be tax consequences to our qualifying acquisition that may adversely affect us.

While we expect to undertake any merger or acquisition so as to minimize taxes both to the acquired business and/or assets and us, such qualifying acquisition might not meet the statutory requirements of a tax-deferred rollover for the Corporation or for shareholders. A qualifying acquisition that does not qualify for a tax-deferred rollover could result in the imposition of substantial taxes, and may have other adverse tax consequences to us, the acquired business or assets and/or our shareholders.

Holders of Class A Restricted Voting Shares may not be afforded an opportunity to vote on our proposed qualifying acquisition, which means we may complete our qualifying acquisition even though a majority of our holders of Class A Restricted Voting Shares do not support such a transaction.

We do not intend to hold a shareholder vote to approve our qualifying acquisition. Accordingly, we may consummate a qualifying acquisition even if holders of a majority of the Class A Restricted Voting Shares do not approve of the qualifying acquisition we consummate.

The only opportunity for holders of Class A Restricted Voting Shares to affect the investment decision regarding a potential qualifying acquisition may be limited to the exercise of their right to redeem their Class A Restricted Voting Shares for cash.

At the time of your investment in us, you will not be provided with an opportunity to evaluate the specific merits or risks of one or more target businesses. Since our board of directors intends to complete a qualifying acquisition without seeking approval from holders of the Class A Restricted Voting Shares, this means that the only opportunity for holders of the Class A Restricted Voting Shares to affect the investment decision regarding a potential qualifying acquisition may be limited to exercising your redemption rights.

The ability of our shareholders to exercise redemption rights with respect to a large number of our Class A Restricted Voting Shares may not allow us to complete the most desirable qualifying acquisition or optimize our capital structure.

At the time we enter into an agreement for our qualifying acquisition, we will not know how many holders of our Class A Restricted Voting Shares may exercise their redemption rights, and therefore will need to structure the transaction based on our expectation as to the number of Class A Restricted Voting Shares that will be submitted for redemption. This consideration may limit our ability to complete the most desirable qualifying acquisition available to us or optimize our capital structure.

Risks Associated with Acquiring and Operating a Cannabis Business (If Applicable)

Cannabis businesses may be highly regulated entities and, subject to identifying an appropriate target business or businesses for our qualifying acquisition, we may be subject to significant regulatory risks.

Successful execution of a qualifying acquisition and the Corporation’s strategy within the cannabis sector is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products, including maintaining and renewing all applicable licenses. The commercial cannabis industry is still a nascent industry and the Corporation cannot predict the impact of the compliance regime to which it may be subject following completion of a qualifying acquisition in the sector. Similarly, the Corporation cannot predict the time required to secure all appropriate regulatory approvals for any of the products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, financial condition and operating results of the Corporation. Without limiting the foregoing, failure to comply with the requirements of any underlying licenses or any failure to maintain any underlying licenses would have a material adverse impact on the business, financial condition and operating results of the Corporation. There can be no guarantees that any required licenses for the operation of our business will be extended or renewed in a timely manner, if at all, or that if they are extended or renewed, that the licenses will be extended or renewed on the same or similar terms.

If we complete a qualifying acquisition within the cannabis sector, the Corporation will incur ongoing costs and obligations related to regulatory compliance, and such costs may prove to be material. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions on the Corporation’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Corporation’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the Corporation.

The cannabis sector will be subject to a variety of changes in laws, regulations and guidelines, the full effect of which cannot yet be fully determined or assessed.

The Corporation may target businesses that are involved in the cannabis industry and/or related sectors which are subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of cannabis but also including laws and regulations relating to drug, controlled substances, health and safety, the conduct of operations and the protection of the environment. These laws also differ internationally and from jurisdiction to jurisdiction. Changes to such laws, regulations and guidelines due to matters beyond the control of the Corporation could have a material adverse effect on the Corporation.

Following the Cannabis Act coming into force in Canada on October, 17, 2018, uncertainty remains with respect to the implementation of the Cannabis Act, federal regulations thereunder, as well as the various provincial and territorial legislation regulating the distribution and sale of cannabis for adult use purposes including edibles. There can be no assurance that the legalization of adult-use cannabis by the federal, provincial and territorial governments will be carried out on the terms currently anticipated or announced, or create the opportunities for growth anticipated by the Corporation, and the impact of the implementation of the varied legislative framework pertaining to the Canadian adult-use cannabis market remains uncertain. The impact of these new laws, regulations and guidelines on the business of the Corporation, including increased costs of compliance and other potential risks cannot be predicted, and accordingly, the Corporation may experience adverse effects.

Scientific research related to the benefits of cannabis remains in early stages, is subject to a number of important assumptions and may prove to be inaccurate.

Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids remains in early stages. To the Corporation’s knowledge, there have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids.

Although the Corporation believes that the articles and reports, and details of research studies and clinical trials that are publicly available reasonably support the medical benefits, viability, safety, efficacy and dosing of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding and perceptions relating to cannabis. Future research studies and clinical trials may reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, that could materially impact issuers in this sector.

Competition in the cannabis industry is intense and includes increased competition by larger and better-financed competitors.

The Corporation expects intense competition in the cannabis industry, some of which can be expected to come from companies with long operating histories and significant financial resources and manufacturing and marketing experience. In addition, there is potential that the cannabis industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities, and products that will be greater than those achievable by the Corporation. As a result of this competition, we may be unable to identify a target or after our qualifying acquisition maintain our operations or develop them on terms we consider to be acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the Corporation’s business, financial condition and results of operations.

Negative publicity or consumer perception may affect the success of the cannabis industry.

The success of the cannabis industry may be significantly influenced by the public’s perception of cannabis. Both the medical and adult use of cannabis are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to cannabis will be favourable. The cannabis industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical and adult use cannabis is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of cannabis, whether in Canada, or internationally, may have a material adverse effect on our opportunities and in the future operational results, consumer base and financial results. Among other things, such a shift in public opinion could cause jurisdictions in the United States to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which the Corporation could identify potential acquisition opportunities.

Certain events or developments in the cannabis industry more generally may impact the Corporation’s reputation.

Damage to an issuer’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that the business might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact the reputation of an issuer. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to an issuer and its activities, whether true or not and the cannabis industry in general, whether true or not. The Corporation does not ultimately have direct control over how it or the cannabis industry is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Corporation’s overall ability to advance its business strategy and realize on its growth prospects.

Third parties with whom an issuer may do business may perceive themselves as being exposed to reputational risk as a result of their relationship with the issuer.

The parties with which the Corporation may do business may perceive that they are exposed to reputational risk as a result of the Corporation’s cannabis-related business activities. Failure to establish or maintain business relationships due to reputational risk arising in connection with the nature of the Corporation’s business could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

An issuer may be subject to advertising and promotional risk in the event the issuer cannot effectively implement a successful branding strategy.

If we successfully execute a qualifying acquisition with a cannabis-related businesses, our future growth and profitability may depend on the effectiveness and efficiency of advertising and promotional costs, including our ability to (i) create brand recognition for any products we may develop or sell; (ii) determine appropriate advertising strategies, messages and media; and (iii) maintain acceptable operating margins on such costs. There can be no assurance that advertising and promotional costs will result in revenues for the Corporation’s business in the future, or will generate awareness for any of the Corporation’s product. In addition, no assurance can be given that we will be able to manage our advertising and promotional costs on a cost-effective basis.

In Canada, the Cannabis Act prohibits the promotion of cannabis, cannabis accessories and services related to cannabis, except in very limited circumstances. It also establishes plain packaging and labelling requirements of cannabis and cannabis accessories. The Cannabis Act contains specific prohibitions on several types of promotional activities or packaging or labelling, including in relation to promotion, packaging or labelling: (i) that there are reasonable grounds to believe could be appealing to young persons; (ii) that sets out a testimonial or endorsement; (iii) that sets out the depiction of a person, character or animal, whether real or fictional; (iv) that associates cannabis, the cannabis accessory or service or any of its brand elements, or evokes a positive or negative emotion about or image of, a way of life such as one that includes glamour, recreation, excitement, vitality, risk or daring. Provincial and territorial governments will also regulate the distribution and sale of cannabis in their respective jurisdictions and may impose additional restrictions and regulations that may affect the promotion, sale or marketing of cannabis. The restriction on the use of logos and brand names on cannabis products, and any other restrictions or regulations on the promotion, sale or marketing of cannabis, could have a material adverse impact on the Corporation’s business, financial condition and results of operation. In addition, the cannabis industry in Canada, including both the medical and adult use cannabis markets, is in its early development stage and restrictions on advertising, marketing and branding of cannabis companies and products by Health Canada, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may adversely affect an issuer’s ability to conduct sales and marketing activities and to create brand recognition, and could have a material adverse effect on the Corporation’s business.

The businesses we acquire may be subject to product liability regimes and strict product recall requirements.

If we were to acquire a distributor of products designed to be ingested, the Corporation may face the risk of exposure to product liability claims, regulatory action and litigation if any of its businesses’ products are alleged to have or have caused significant loss or injury. In addition, the sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from consumption of cannabis products alone or in combination with other medications or substances could occur. An issuer may be subject to various product liability claims, including, among others, that specific cannabis products caused injury or illness, or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Corporation could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on the Corporation.

In addition, manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. To the extent any products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Moreover, a recall for any of the foregoing reasons could lead to decreased demand and could have a material adverse effect on the Corporation. Product recalls may lead to increased scrutiny of operations by applicable regulatory agencies, requiring further management attention and potential legal fees and other expenses.

An issuer may not be able to successfully develop new products or find a market for their sale.

The cannabis industry is in its early stages of development and the sector participants may seek to introduce new products in the future. In attempting to keep pace with any new market developments, an issuer may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by it. An issuer may also be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time. An issuer may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on the Corporation.

Insurance risks in the cannabis industry are not insignificant.

While the Corporation believes adequate insurance coverage is available in the cannabis industry, such insurance is subject to coverage limits and exclusions and may not be available for all risks and hazards to which an issuer may be exposed in this industry. No assurance can be given that such insurance will be adequate to cover the Corporation’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable and may be much higher compared to insurance for businesses in other sectors. If the Corporation were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Corporation were to incur such liability at a time when it is not able to obtain liability insurance, we could be materially adversely affected.

There can be also no assurances that an issuer will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of any of the Corporation’s potential products.

The Corporation may be subject to transportation risks.

The Corporation’s business may involve, directly or indirectly, the production, sale and distribution of cannabis products. Due to the perishable nature of such products, the Corporation may depend on fast and efficient third party transportation services to distribute its product. Any prolonged disruption of third party transportation services could have an adverse effect on the Corporation. Rising costs associated with the third party transportation services which may be used to ship products may also adversely impact the business of the Corporation.

The Corporation may be vulnerable to rising energy costs.

The Corporation’s business may involve, directly or indirectly, the production of cannabis products which will consume considerable energy, making the Corporation vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Corporation and its ability to operate profitably.

The Corporation may be subject to risks inherent in an agricultural business.

The Corporation’s business may involve, directly or indirectly, the growing of cannabis, which is an agricultural product. As such, the business may be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Even when grown indoors under climate-controlled conditions monitored by trained personnel, there can be no assurance that natural elements, such as insects and plant diseases, will not have a material adverse effect on the production of cannabis products and on the Corporation.

The Corporation may be subject to significant environmental regulations and risks.

Participants in the cannabis industry are subject to environmental regulation in the various jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation.

Government approvals and permits are currently, and may in the future be required in connection with operations in the cannabis sector. To the extent such approvals are required and not obtained, a business may be curtailed or prohibited from producing cannabis or from proceeding with the development of its operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. An issuer may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

A limited number of licenses have been issued to date in Canada.

The Canadian government has, to date, only issued a limited number of licenses under the Cannabis Regulations and the Cannabis Act to produce and sell cannabis. There are, however, several hundred applicants for licenses. The number of licenses granted could have an impact on the operations of an issuer in this sector. Because of the early stage of the industry, issuers also expect to face additional competition from new entrants. If the number of users of cannabis in Canada increases, the demand for products will increase and the Corporation expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, an issuer will require a continued level of investment in research and development, marketing, sales and client support. Some participants may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the Corporation.

While cannabis is legal in many U.S. state jurisdictions, it continues to be a controlled substance under the United States federal CSA.

Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Regulations and the Cannabis Act, cannabis is largely regulated at the state level in the United States. To the Corporation’s knowledge, there are to date a total of 47 states, plus the District of Columbia, Puerto Rico and Guam that have legalized cannabis in some form. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a controlled substance under the CSA and as such, violates federal law in the United States, and we do not intend to consummate a qualifying acquisition with a target business that we determine is operating in violation of any applicable cannabis-related state, federal and foreign laws.

The United States Congress has passed appropriations bills each of the last three years that have not appropriated funds for prosecution of cannabis offenses of individuals who are in compliance with state medical cannabis laws. American courts have construed these appropriations bills to prevent the U.S. federal government from prosecuting individuals when those individuals comply with state law. However, because this conduct continues to violate U.S. federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business - even those that have fully complied with state law - could be prosecuted for violations of U.S. federal law. And if Congress restores funding, the government will have the authority to prosecute individuals for violations of the law before it lacked funding under the CSA’s five-year statute of limitations.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on an issuer, including its reputation and ability to conduct business, its holding of medical cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded securities. In addition, it is difficult to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

The differing regulatory requirements across state jurisdictions may hinder or otherwise prevent the Corporation from achieving economies of scale.

Traditional rules of investing may prove to be imperfect in the cannabis industry. For example, while it would be common for investment managers to purchase equity in companies in different states to reach economies of scale and to conduct business across state lines, such an investment thesis may not be feasible in the U.S. cannabis industry because of varying state-by-state legislation. As no two regulated markets in the cannabis industry are exactly the same, doing business across state lines may not be possible or commercially practicable.

The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined.

As a result of the conflicting views between state legislatures and the federal government regarding cannabis in the United States, investments in cannabis or cannabis related businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several U.S. states have enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the Department of Justice has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the Department of Justice should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions authored a memorandum (the “Sessions Memorandum”), which rescinded the Cole Memorandum. The Sessions Memorandum rescinded previous nationwide guidance specific to the prosecutorial authority of United States attorneys relative to cannabis enforcement on the basis that they are unnecessary, given the well-established principles governing federal prosecution that are already in place. Those principals are included in chapter 9.27.000 of the United States Attorneys’ Manual and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

As a result of the Sessions Memorandum, federal prosecutors will now be free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how actively federal prosecutors will be in relation to such activities. Furthermore, the Sessions Memorandum did not discuss the treatment of medical cannabis by federal prosecutors.

Former U.S. Attorney General Jeff Sessions resigned on November 7, 2018 and was replaced by Matthew Whitaker as interim Attorney General. On February 14, 2019, William Barr was sworn in as Attorney General. It is unclear what position the new Attorney General will take on the enforcement of federal laws with regard to the U.S. cannabis industry. However, in a written response to questions from U.S. Senator Cory Booker made as a nominee, Attorney General Barr stated “I do not intend to go after parties who have complied with state law in reliance on the Cole Memorandum.”

Additionally, the Rohrbacher-Farr Amendment has been adopted by Congress in successive budgets since 2015. The Amendment prohibits the Department of Justice from spending funds appropriated by Congress to enforce the tenets of the CSA against the medical cannabis industry in U.S. states that have legalized such activity. This Amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The Rohrbacher-Farr Amendment (now known colloquially as the “Joyce-Leahy Amendment” after its most recent sponsors) was included in the Consolidated Appropriations Act of 2019, which was signed by President Trump on February 14, 2019 and funds the departments of the federal government through the fiscal year ending September 30, 2019. In signing the Consolidated Appropriations Act of 2019, President Trump issued a signing statement noting that the act “provides that the Department of Justice may not use any funds to prevent implementation of medical marijuana laws by various States and territories,” and further stating “I will treat this provision consistent with the President’s constitutional responsibility to faithfully execute the laws of the United States.” While the signing statement can fairly be read to mean that the executive branch intends to enforce the CSA and other federal laws prohibiting the sale and possession of medical marijuana, the President did issue a similar signing statement in 2017 and no federal enforcement actions followed.

Any such proceedings could have a material adverse effect on an issuer’s business, revenues, operating results and financial condition as well as companies which provide services to such issuers. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of the issuer or the seizure of corporate assets.

Any investments or acquisitions by the Corporation may be subject to applicable anti-money laundering laws and regulations.

If the Corporation were to acquire or invest in a cannabis related business, the Corporation may be subject to a variety of applicable laws and regulations domestically, in Canada, and in the United States, the United Kingdom, or elsewhere, that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime Act 2002 (United Kingdom), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by applicable governmental authorities.

In the United States, in February 2014, the Financial Crimes Enforcement Network of the Treasury Department issued a memorandum providing instructions to banks seeking to provide services to cannabis-related businesses (the “FCEN Memorandum”). The FCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis related businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of U.S. money laundering offenses predicated on cannabis-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memorandum.

In the United Kingdom, in the event that we consummate a qualifying acquisition with a target business whose business, despite being in compliance with local laws, would not be, if operated in the U.K., in compliance with U.K. laws, the sale of their securities of the Corporation or the receipt of dividends therefrom following the consummation of the qualifying acquisition may be in violation of U.K. domestic anti-money laundering legislation.

In the event that the Corporation’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Corporation to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada, among other things.

Any investments or acquisitions by the Corporation in the United States may be subject to heightened scrutiny.

Any future investments or acquisitions by the Corporation in the United States may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Corporation may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Corporation’s ability to invest in the United States or any other jurisdiction.

To the extent we acquire related cannabis businesses or assets in the United States in connection with our qualifying acquisition, U.S. border officials could deny entry into the U.S. to employees of, or investors in companies with cannabis operations in the United States.

Since medical cannabis remains illegal under U.S. federal law, those employed at or investing in legal and licensed medical and adult use cannabis companies or providing services to such companies could face detention, denial of entry or lifetime bans from the U.S. for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of the U.S. Customs and Border Protection officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The Government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the U.S. In addition, business or financial involvement in the legal cannabis industry in the United States could also be reason enough for U.S. border guards to deny entry. On September 21, 2018, U.S. Customs and Border Protection released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that U.S. Customs and Border Protection enforcement of United States laws regarding controlled substances has not changed and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal may affect admissibility to the U.S. As a result, U.S. Customs and Border Protection has affirmed that, a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada, coming to the U.S. for reasons unrelated to the cannabis industry, will generally be admissible to the U.S. however, if a traveler is found to be coming to the U.S. for reasons related to the cannabis industry, they may be deemed inadmissible.

To the extent we acquire cannabis related businesses or assets in the United States in connection with our qualifying acquisition, there may be difficulty accessing the services of banks, which may make it difficult for us to operate our business.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Previous guidance issued by the FinCEN, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Prior to the DOJ’s announcement in January 2018 of the rescission of the Cole Memorandum and related memoranda, supplemental guidance from the DOJ directed federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memorandum when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. It is unclear what impact the rescission of the Cole Memorandum will have, but federal prosecutors may increase enforcement activities against institutions or individuals that are conducting financial transactions related to cannabis activities. The increased uncertainty surrounding financial transactions related to cannabis activities may also result in financial institutions discontinuing services to the cannabis industry.

Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships, which may increase over time. The inability to maintain bank accounts would make it difficult for any company to operate its business, increase its operating costs, and pose additional operational, logistical and security challenges and could result in an inability to implement its business plan.

To the extent we acquire cannabis related businesses or assets in the United States in connection with our qualifying acquisition, there may be a restriction on the deduction of certain expenses.

Section 280E of the Code generally prohibits businesses from deducting or claiming tax credits with respect to expenses paid or incurred in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by U.S. federal law or the law of any state in which such trade or business is conducted. Section 280E currently applies to businesses operating in the cannabis industry, irrespective of whether such businesses that are licensed and operating in accordance with applicable state laws. The application of Code Section 280E generally causes such businesses to pay higher effective U.S. federal tax rates than similar businesses in other industries. The impact of Code Section 280E on the effective tax rate of a cannabis business generally depends on how large the ratio of non-deductible expenses is to the business’ total revenues. The application of Code Section 280E to any business that we may acquire as part of our qualifying acquisition may adversely affect our profitability and, in fact, may cause us to operate at a loss. While recent legislative proposals, if enacted into law, could eliminate or diminish the application of Code Section 280E to cannabis businesses, the enactment of any such law is uncertain.

To the extent we acquire cannabis related businesses or assets in the United States in connection with our qualifying acquisition, there may be a lack of access to U.S. bankruptcy protections.

Because the use of medical cannabis is illegal under federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If a company we acquire as part of a qualifying acquisition were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available, which could have a material adverse effect on the financial condition and prospects of such business and on the rights of lenders to and securityholders.

To the extent we acquire cannabis related businesses or assets in the United States in connection with our qualifying acquisition, there may be difficulty with the enforceability of contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal in the United States at a federal level, judges in multiple U.S. states have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of state law. There could thus be doubt and uncertainty that any company we acquire as part of a qualifying acquisition will be able to legally enforce contracts it enters into with such companies if necessary, which means there can be no assurance that there will be a remedy for breach of contract, which would have a material adverse effect on the business, revenues, operating results, financial condition and prospects of such entity.

Risks Associated with Acquiring and Operating a Business Outside of Canada

If we effect our qualifying acquisition with a company located outside of North America, we could be subject to a variety of additional risks that may negatively impact our operations.

We may pursue acquisition opportunities in any industry or geographic region. If we effect our qualifying acquisition with a company located or operated outside of Canada, we could be subject to any special considerations or risks associated with companies operating in the target business’ home jurisdiction, including any of the following:

•     rules and regulations regarding currency redemption;

•     complex corporate withholding taxes on individuals;

•     laws governing the manner in which future transactions may be effected;

•     exchange listing and/or delisting requirements;

•     tariffs and trade barriers;

•     regulations related to customs and import/export matters;

•     longer payment cycles;

•     tax issues, such as tax law changes and variations in tax laws as compared to Canada;

•     currency fluctuations and exchange controls;

•       rates of inflation;

•       challenges in collecting accounts receivable; cultural and language differences;

•       employment regulations;

•       crime, strikes, riots, civil disturbances, terrorist attacks and wars; and

•       deterioration of political relations with Canada or other governments or sanctions imposed by Canada or other governments.

We may also be subject to currency exchange risks in connection with any qualifying acquisition. We may not be able to adequately address these additional risks. If we were unable to do so, our operations of the continued business could be compromised.

Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted.

Managing a business, operations, personnel or assets in another country is challenging and costly. Any management that we may have (whether based abroad or in Canada) may be inexperienced in cross-border business practices and unaware of significant differences in accounting rules, legal regimes and labour practices. Even with a seasoned and experienced management team, the costs and difficulties inherent in managing cross-border business operations, personnel and assets can be significant (and much higher than in a purely domestic business) and may negatively impact the Corporation.

If social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, or policy changes or enactments occur in a country in which we may operate after we effect our qualifying acquisition, it may result in a negative impact on our business.

Political events in another country may significantly affect our business, assets or operations. Social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, and policy changes or enactments could negatively impact our business in a particular country.

Many countries have difficult and unpredictable legal systems and underdeveloped laws and regulations that are unclear and subject to corruption and inexperience, which may adversely impact our results of operations and financial condition.

Our ability to seek and enforce legal protections, including with respect to intellectual property and other property rights, or to defend ourselves with regard to legal actions taken against us in a given country, may be difficult or impossible, which could adversely impact us.

Rules and regulations in many countries are often ambiguous or open to differing interpretations by responsible individuals and agencies at the municipal, state, provincial, regional and federal levels. The attitudes and actions of such individuals and agencies are often difficult to predict and can be inconsistent. Delay with respect to the enforcement of particular rules and regulations, including those relating to customs, tax, environment and labour, could cause serious disruptions to operations abroad and negatively impact us.

After our qualifying acquisition, substantially all of our assets may be located in a foreign country and substantially all of our revenue may be derived from our operations in such country. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal policies, developments and conditions and the tax laws in the country in which we operate.

The economic, political and social conditions, as well as government policies and tax laws, of the country in which our operations are located could affect our business. If in the future such country’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could materially and adversely affect our ability to find an attractive target business with which to consummate our qualifying acquisition and if we effect our qualifying acquisition, the ability of that target business to become profitable.

In the event we acquire a non-Canadian target, or a Canadian target with material non-Canadian operations, some or all of our net income (including gain realized on a sale of the acquired target) may be subject to taxation (including income and withholding taxation) in the target business’ home jurisdiction. The resulting rate of taxation on such income may be materially higher than would have been applicable if such income had been earned by the Corporation in Canada from Canadian operations or assets.

Currency policies may cause a business’ ability to succeed in the international markets to be diminished.

In the event we acquire a non-Canadian target, or a Canadian target with material non-Canadian operations, some or all of our revenues and income would likely be received in a foreign currency, and the dollar equivalent of our net assets and distributions, if any, could be adversely affected by reductions in the value of the local currency. The value of the currencies in our target regions fluctuate and are affected by, among other things, changes in political and economic conditions. Any change in the relative value of such currency against our reporting currency may affect the attractiveness of any target business or, following the closing of our qualifying acquisition, our financial condition and results of operations. Additionally, if a currency appreciates in value against the Canadian dollar prior to the closing of our qualifying acquisition, the cost of a target business as measured in dollars will increase, which may make it less likely that we are able to consummate such transaction.

The opportunity of holders of Class A Restricted Voting Units to affect the investment decision regarding a potential qualifying acquisition may be limited to their exercise of the right to redeem their Class A Restricted Voting Units for cash.

At the time of the closing of this Offering, investors will not be provided with an opportunity to evaluate the specific merits or risks of one or more target businesses. Since our board of directors will not be seeking shareholder approval in connection with a qualifying acquisition, holders of Class A Restricted Voting Shares will not have the right or opportunity to vote on the qualifying acquisition. Accordingly, you will be relying on the judgment of our management and board of directors and your only opportunity to affect the investment decision regarding a potential qualifying acquisition may be limited to exercising the redemption rights attaching to the Class A Restricted Voting Units.

Risks associated with the contractual right of action.

The contractual right of action expected to be provided at the time of a qualifying acquisition (see “Qualifying acquisition - Contractual Rights of Action”) could expose the Corporation to one or more actions for rescission or damages, and costs, following a qualifying acquisition if the applicable prospectus contains or is alleged to have contained a misrepresentation. In addition, as the Corporation will indemnify the other parties granting such rights, it could suffer additional expenses. The Corporation may seek to mitigate its exposure through insurance. These contractual rights could potentially have a material adverse effect on the Corporation.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Goodmans LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder, as amended (the “Tax Act”), as of the date hereof, generally applicable to a holder who acquires Class A Restricted Voting Units as beneficial owner pursuant to this prospectus and who, at all relevant times, for the purposes of the Tax Act, holds its Class A Restricted Voting Shares and Warrants, and will hold its Common Shares issued on the exercise of Warrants or the automatic conversion of Class A Restricted Voting Shares following the closing of the qualifying acquisition, (collectively, the “Securities”) as capital property, deals at arm’s length with the Corporation and the Underwriters, and is not affiliated with the Corporation or the Underwriters (a “Holder”). This summary does not apply to (i) the Sponsor, or (ii) a Holder who has entered or will enter into a “derivative forward agreement” as that term is defined in the Tax Act with respect to any of the Securities.

A Security will generally be considered to be capital property to a Holder unless either (i) the Holder holds the Security in the course of carrying on a business of buying and selling securities or (ii) the Holder has acquired the Security in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the facts set out in this prospectus, the current provisions of the Tax Act in force as of the date hereof, counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and a certificate of the Corporation relating to factual matters. No assurances can be given that the Proposed Amendments will be enacted or will be enacted as proposed. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations and does not describe the income tax considerations relating to the deductibility of interest on money borrowed to acquire Class A Restricted Voting Units or to exercise Warrants. Accordingly, prospective investors in Class A Restricted Voting Units should consult their own tax advisors with respect to their own particular circumstances.

Currency Conversion

In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Securities must be converted into Canadian dollars based on the applicable exchange rate quoted by the Bank of Canada for the relevant day or such other rate of exchange that is acceptable to the CRA. Holders of Securities may, as a consequence, realize capital gains or capital losses, or be deemed to receive dividends, by virtue of changes in the value of the U.S. dollar relative to the Canadian dollar.

Allocation of Cost

A Holder who acquires Class A Restricted Voting Units will be required to allocate the purchase price paid for each Class A Restricted Voting Unit on a reasonable basis between the Class A Restricted Voting Share and the one-half of a Warrant comprising each Class A Restricted Voting Unit in order to determine their respective costs to such Holder for the purposes of the Tax Act. For its purposes, the Corporation intends to allocate U.S.$9.90 of the offering price as consideration for the issue of each Class A Restricted Voting Share and U.S.$0.10 of the offering price as consideration for the issue of each one-half of a Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or the Holders.

A Holder who disposes or is deemed to dispose of Class A Restricted Voting Units will be required to allocate the amount received or deemed to be received for each Class A Restricted Voting Unit on a reasonable basis between the Class A Restricted Voting Share and the one-half of a Warrant forming part of each Class A Restricted Voting Unit in order to determine their respective proceeds of disposition to such Holder for the purposes of the Tax Act.

Holders Resident in Canada

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (a “Resident Holder”). This summary is not applicable to a Resident Holder: (i) that is a “financial institution” for purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) that reports its “Canadian tax results” within the meaning of the Tax Act in a currency other than Canadian currency or (iv) an interest in which is a “tax shelter investment” for the purposes of the Tax Act. Such Resident Holders should consult their own tax advisors.

A Resident Holder whose Class A Restricted Voting Shares or Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Class A Restricted Voting Shares, Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances. Such election will not apply in respect of Warrants. See “– Disposition of Securities” below.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Resident Holder of a Warrant upon the exercise of such Warrant. When a Warrant is exercised, the Resident Holder’s cost of the Common Share acquired thereby will be equal to the adjusted cost base of the Warrant to such Resident Holder, plus the amount paid by such Resident Holder on the exercise of the Warrant. For the purpose of computing the adjusted cost base to a Resident Holder of each Common Share acquired on the exercise of a Warrant, the cost of such Common Share must be averaged with the adjusted cost base to such Resident Holder of all other Common Shares (if any) held by the Resident Holder as capital property immediately prior to the exercise of such Warrant.

Generally, the expiry of an unexercised Warrant will give rise to a capital loss equal to the adjusted cost base to the Resident Holder of such expired Warrant. See “– Disposition of Securities” below.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year dividends (including deemed dividends) received or deemed to be received on the Class A Restricted Voting Shares and Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. Following a qualifying acquisition, there may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their own circumstances.

The Class A Restricted Voting Shares will be “short-term preferred shares” and “taxable preferred shares”, each as defined in the Tax Act. As a result, Resident Holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Class A Restricted Voting Shares.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received on the Class A Restricted Voting Shares and Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Redemptions

If the Corporation redeems, acquires or cancels Class A Restricted Voting Shares or Common Shares (other than by a purchase by the Corporation of the shares in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation on the redemption, acquisition or cancellation of such shares in excess of the paid-up capital (as determined for purposes of the Tax Act) of such shares immediately before such time.

The amount of any deemed dividend will not be included in computing the Resident Holder’s proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. See “– Dividends” above and “– Disposition of Securities” below. In the case of a corporate Resident Holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend. Such corporate Resident Holders are urged to consult their own tax advisors having regard to their own circumstances.

Conversion

The automatic conversion of Class A Restricted Voting Shares into Common Shares will be deemed not to constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss.

The cost to a Resident Holder of the Common Shares received on the conversion of Class A Restricted Voting Shares will be deemed to be equal to the Resident Holder’s adjusted cost base of the converted Class A Restricted Voting Shares immediately before the conversion. For the purpose of computing the adjusted cost base to a Resident Holder of each Common Share acquired on the conversion of a Class A Restricted Voting Share, the cost of such Common Share must be averaged with the adjusted cost base to such Resident Holder of all other Common Shares (if any) held by the Resident Holder as capital property immediately prior to the conversion.

Disposition of Securities

Upon the redemption, retraction, or other disposition of a Security (including the redemption of a Class A Restricted Voting Share, but not upon the exercise of a Warrant by a Resident Holder), a Resident Holder will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the particular Security immediately before the disposition or deemed disposition. The amount of any deemed dividend arising on the redemption by the Corporation of Class A Restricted Voting Shares will not be included in computing the Resident Holder’s proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on the disposition of such shares. See “– Redemptions” above.

A Resident Holder will be required to include in computing its income for the taxation year of disposition one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will be required to deduct one-half of the amount of any capital loss realized in a particular taxation year (an “allowable capital loss”) against taxable capital gains realized in the taxation year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a Class A Restricted Voting Share (including upon the redemption of a Class A Restricted Voting Share) or Common Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under the circumstances specified in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains.

Alternative Minimum Tax

In general terms, a Resident Holder who is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Class A Restricted Voting Shares or Common Shares, or realizes a capital gain on the disposition or deemed disposition of Securities, may be liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, any of the Securities in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Exercise or Expiry of Warrants

The tax consequences of the exercise and expiry of a Warrant held by a Non-Resident Holder are the same as those described above under “Holders Resident in Canada – Exercise or Expiry of Warrants”.

Dividends

Under the Tax Act, dividends on Class A Restricted Voting Shares and Common Shares paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

Redemptions

If the Corporation redeems, acquires or cancels Class A Restricted Voting Shares or Common Shares (other than by a purchase by the Corporation of the shares in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Non-Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation on the redemption, acquisition or cancellation of such shares in excess of the paid-up capital (as determined for purposes of the Tax Act) of such shares immediately before such time. The amount of any deemed dividend will not be included in computing the Non-Resident Holder’s proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. See “– Dividends” above and “– Disposition of Securities” below.

Conversion

The tax consequences of the automatic conversion of a Class A Restricted Voting Share held by a Non-Resident Holder to a Common Share are the same as those described above under “Holders Resident in Canada – Conversion”.

Disposition of Securities

Upon the redemption, retraction, or other disposition of a Security (including the redemption of a Class A Restricted Voting Share, but not upon the exercise of a Warrant), a Non-Resident Holder will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the Non-Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Non-Resident Holder of the particular Security immediately before the disposition or deemed disposition. The amount of any deemed dividend arising on the redemption by the Corporation of Class A Restricted Voting Shares will not be included in computing the Non-Resident Holder’s proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on the disposition of such shares. See “– Redemptions” above.

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Securities (including upon the redemption of a Class A Restricted Voting Share), unless such Securities constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided that the Class A Restricted Voting Shares or Common Shares, as applicable, are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the Exchange) at the time of the disposition, the Class A Restricted Voting Shares and Warrants or the Common Shares and Warrants, as applicable, generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition of the Security (as applicable): (i) 25% or more of the issued shares of any class or series of the share capital of the Corporation were owned by, or belonged to, one or any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act), and (z) partnerships in which the Non-Resident Holder or a person referred to in (y) holds a membership interest directly or indirectly through one or more partnerships, and (ii) more than 50% of the fair market value of the Class A Restricted Voting Share or Common Share, as applicable, was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada, (B) Canadian resource property (as defined in the Tax Act), (C) timber resource property (as defined in the Tax Act), and (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Security (as applicable) is deemed under the Tax Act to be taxable Canadian property.

If a Security is taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Security may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Non-Resident Holders whose Securities are taxable Canadian property should consult their own tax advisors.

EXCHANGE OF INFORMATION

There are due diligence and reporting obligations in the Tax Act which were enacted to implement the Canada-United States Enhanced Tax Information Exchange Agreement (the “IEA”). By reference to the IEA, as long as Class A Restricted Voting Shares or the Warrants (or Common Shares issued upon the conversion or exercise of such shares or warrants, respectively) are listed and continue to be listed on the Exchange, such shares or warrants should not be United States reportable accounts and, as a result, the Corporation should not be required to provide information to the CRA in respect of holders of such shares or warrants. However, the dealers through which such holders hold their shares or warrants may be subject to due diligence and reporting obligations with respect to financial accounts that they maintain for their clients, and accordingly, holders of Class A Restricted Voting Shares or Warrants (or Common Shares issued upon the conversion or exercise of such shares or warrants, respectively) may be requested to provide information to their dealers to allow the dealers to identify holders that are United States persons, or that are “controlling persons” who are United States persons of holders that are non-U.S. entities. If a holder or a “controlling person” is a United States person (including, for example, a United States citizen who is resident in Canada), or if the holder does not provide the requested information, Part XVIII of the Tax Act will generally require information about the holder’s investment in the Corporation, including certain personal identifying details as specified in the IEA, to be reported to the CRA, unless the investment is held within a registered plan. The CRA will automatically provide this information to the United States Internal Revenue Service.

In addition, Canada has implemented the Organization for Economic Co-operation and Development Multilateral Competent Authority Agreement and Common Reporting Standard (“CRS”). The CRS is a global model for the automatic exchange of information on certain financial account information applicable to residents of jurisdictions other than Canada or the United States that have signed the CRS. As long as Class A Restricted Voting Shares and Warrants (or Common Shares issued upon the conversion or exercise of such shares or warrants, respectively) are registered in the name of CDS and/or held in a dealer’s name, the Corporation should not have any reportable accounts and should not be required to provide information to the CRA in respect of its holders. However, the dealers through which holders hold their Class A Restricted Voting Shares and Warrants (or Common Shares issued upon the conversion or exercise of such shares or warrants, respectively) are required, under new Part XIX of the Tax Act, to have procedures in place to identify holders that are residents of foreign countries that have signed the CRS or certain entities the “controlling persons” of which are resident in such foreign countries and to report required information to the CRA. Such information is exchanged on a reciprocal, bilateral basis with the foreign jurisdictions in which such holders, or controlling persons, as the case may be, are resident, if Canada and such country have agreed to such exchange, unless the investment is held within a registered plan.

AUDITORS, TRANSFER AGENT, WARRANT AGENT AND ESCROW AGENT

Our auditors are •, having an address of •. • is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

•, at its principal offices in •, is the transfer agent and registrar for our Class A Restricted Voting Units and Class A Restricted Voting Shares and is the Warrant Agent for our Warrants under the Warrant Agreement.

•, at its principal offices in Toronto, Ontario, is the Escrow Agent.

EXPERTS

Certain legal and tax matters relating to this Offering will be passed upon at the date of this Offering by Blake, Cassels & Graydon LLP on our behalf and on behalf of our Sponsor, and by Goodmans LLP on behalf of the Underwriters.

As at the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and Goodmans LLP, as a group, beneficially own, directly or indirectly, none of our securities, but may subscribe for Class A Restricted Voting Units pursuant to this Offering.

PROMOTER

Our Sponsor is considered a promoter of the Corporation within the meaning of applicable securities legislation.

As of the date of this prospectus, our Sponsor holds, of record and beneficially, 100% of our outstanding shares. Following the Closing (and assuming no exercise of the Over-Allotment Option), our Sponsor will own, of record and beneficially, approximately 8,750,000 Class B Shares, representing 20% of our issued and outstanding shares (including the Class A Restricted Voting Shares forming part of our Class A Restricted Voting Units and assuming no exercise of our Warrants). At the Closing Date, our Sponsor will not own any of our Class A Restricted Voting Units. If the Over-Allotment Option is exercised in full, our Sponsor will own, of record and beneficially, approximately 10,062,500 Class B Shares, representing 20% of our issued and outstanding shares (including the Class A Restricted Voting Shares forming part of our Class A Restricted Voting Units and assuming no exercise of our Warrants).

Our Sponsor will also purchase 12,000,000 Founder’s Warrants under this Offering.

LEGAL PROCEEDINGS

We are not party to any legal proceedings nor, to our knowledge, are any such proceedings contemplated by or against us.

MATERIAL CONTRACTS

We have not entered into any contracts material to investors in Units, other than:

(a)	the Underwriting Agreement;

(b)	the Relinquishment Agreement;

(c)	the Exchange Agreement and Undertaking;

(d)	the Make Whole Agreement and Undertaking;

(e)	the Escrow Agreement; and

(f)	the Warrant Agreement.

Copies of these agreements will be available for inspection at our offices, during ordinary business hours and will be available on SEDAR at www.sedar.com.

EXEMPTIVE RELIEF

Following the closing of the Offering, the Corporation intends to apply for exemptions from the requirements of NI 41-101, Part 10 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), and from the requirements under Part 2 of OSC Rule 56-501 - Restricted Shares (“OSC Rule 56-501”) relating to the use of, as applicable, restricted security and restricted share terms and disclosure with respect to the Common Shares to be issued upon the closing of a qualifying acquisition. Upon completion of the qualifying acquisition, the Common Shares will be “restricted securities” (as defined in NI 41-101 and NI 51-102) and “restricted shares” (as defined in OSC Rule 56-501) and absent the exemptive relief, the Corporation would be unable to use the word “common” to refer to the Common Shares in prospectuses, continuous disclosure documents, dealer and adviser documentation, rights offering circulars and offering memorandum. The Corporation also intends to apply for exemptions from the requirements of section 12.3 of NI 41-101 and Part 3 of OSC Rule 56-501, without which the Corporation would be required to obtain minority shareholder approval prior to making distributions of Proportionate Voting Shares, Common Shares, or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, Proportionate Voting Shares or Common Shares. The Corporation expects to obtain such relief but there can be no assurance that such exemptions will be granted.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

In an offering of the Warrants forming part of the Units, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the Warrants forming part of the Units is offered to the public under this Offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon exercise of the Warrants, those amounts may not be recoverable under the statutory right of action for damages that applies in such provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal adviser.

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE

OF BESPOKE CAPITAL ACQUISITION CORP.

Section 1      PURPOSE

The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Bespoke Capital Acquisition Corp. (the “Corporation”). The primary function of the Audit Committee is to assist the directors of the Corporation in fulfilling their applicable roles by:

(a)	recommending to the Board the appointment and compensation of the Corporation’s external auditor;

(b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation by the Corporation’s external auditor;

(d)	satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation; and

(g)	reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Corporation to any governmental body or the public.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with International Financial Reporting Standards, to conduct investigations, or to assure compliance with laws and regulations or the Corporation’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

Section 2      LIMITATIONS ON AUDIT COMMITTEE’S DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor, (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Section 3      COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of National Instrument 52-110 – Audit Committees (“52-110”) of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. At least one member of the Audit Committee should have accounting or related financial management expertise and be considered a financial expert. Each member should be “financially literate” within the meaning of 52-110. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Corporation’s securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within 45 days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

This Charter is subject in all respects to the Corporation’s notice of articles and articles from time to time.

Section 4      ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(1)	Determine any desired agenda items;

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(3)	Review the public disclosure regarding the Audit Committee required by 52-110;

(4)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(5)	Summarize in the Corporation’s annual information form the Audit Committee’s composition and activities, as required; and

(6)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents / Reports Review

(7)	Review and recommend to the Board for approval the Corporation’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Corporation provided to the public or any governmental body as the Audit Committee or the Board require.

(8)	Review other financial information provided to any governmental body or the public as they see fit.

(9)	Review, recommend and approve any of the Corporation’s press releases that contain financial information.

(10)	Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(11)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review the fees and other compensation to be paid to the external auditor.

(12)	Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Corporation’s financial condition, financial performance and cash flow.

(13)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(14)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(15)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Corporation to determine the external auditor’s independence.

(16)	Pre-approve all non-audit services (or delegate such pre-approval as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

(17)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(18)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(19)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(20)	Review and approve any proposed hiring by the Corporation of current or former partners or employees of the current (and any former) external auditor of the Corporation.

Audit Process

(21)	Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(22)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(23)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(24)	Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(25)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(26)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(27)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(28)	Review with management and the external auditor the Corporation’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto.

(29)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(30)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(31)	Periodically consider the need for an internal audit function, if not present.

Risk Management

(32)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(33)	With prior Board approval, the Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Corporation) the compensation for any such advisors.

(34)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(35)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(36)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:

(i)	the Charter of the Audit Committee;

(ii)	the composition of the Audit Committee;

(iii)	the relevant education and experience of each member of the Audit Committee;

(iv)	the external auditor services and fees; and

(v)	such other matters as the Corporation is required to disclose concerning the Audit Committee.

(37)	Review in advance, and approve, the hiring and appointment of the Corporation’s senior financial executives by the Corporation, if any.

(38)	Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet Committee reporting obligations under 52-110.

Section 5      AUDIT COMMITTEE COMPLAINT PROCEDURES

Submitting a Complaint

(1)	Anyone may submit a complaint regarding conduct by the Corporation or its employees or agents (including its independent auditors) reasonably believed to involve questionable accounting, internal accounting controls or auditing matters. The Chair should oversee treatment of such complaints.

Procedures

(2)	The Chair will be responsible for the receipt and administration of employee complaints.

(3)	In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employee may submit a complaint confidentially.

Investigation

(4)	The Chair should review and investigate the complaint. Corrective action will be taken when and as warranted in the Chair’s discretion.

Confidentiality

(5)	The identity of the complainant and the details of the investigation should be kept confidential throughout the investigatory process.

Records and Report

(6)	The Chair should maintain a log of complaints, tracking their receipt, investigation, findings and resolution, and should prepare a summary report for the Audit Committee.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation’s securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Corporation or other liability whatsoever.

APPENDIX B

FINANCIAL STATEMENTS

(See attached)

BESPOKE CAPITAL ACQUISTION CORP.

BALANCE SHEET

(expressed in U.S. dollars)

As at
July 9, 2019
U.S.$
ASSETS
Current
Cash	10
10
SHAREHOLDER’S EQUITY
Share capital [note 3]	10
10

The accompanying notes are an integral part of these financial statements

Approved by the Board:

BY: (SIGNED) “MARK HARMS”	BY: (SIGNED) “ROB BERNER”
DIRECTOR	DIRECTOR

BESPOKE CAPITAL ACQUISTION CORP.

STATEMENT OF INCOME

(expressed in U.S. dollars)

For the period from
July 8, 2019, to July
9, 2019
U.S.$
REVENUE
Revenue	—
—

EXPENSES
Expenses	—
—
Income before income taxes	—
Provision for income taxes	—
Net income and comprehensive income for the period	—

EARNINGS PER SHARE
Basic	—
Diluted	—

The accompanying notes are an integral part of these financial statements

BESPOKE CAPITAL ACQUISITION CORP.

STATEMENT OF SHAREHOLDER’S EQUITY

For the period from July 8, 2019 to July 9, 2019

(expressed in U.S. dollars, except for number of shares outstanding amounts)

	Number of
	Shares	U.S.$
SHARE CAPITAL
Outstanding, beginning of period	—	—
Issuance of Class B Share [note 3]	1	10
Outstanding, end of period	1	10

The accompanying notes are an integral part of these financial statements

BESPOKE CAPITAL ACQUISITION CORP.

STATEMENT OF CASH FLOW

(expressed in U.S. dollars)

For the period from
July 8, 2019 to July 9,
2019
U.S.$
OPERATING ACTIVITIES
Net income for the period	—
Cash provided by operating activities	—

FINANCING ACTIVITIES
Issuance of Class B Share [note 3]	10
Cash provided by financing activities	10

Net increase in cash during the period	10
Cash, beginning of period	—
Cash, end of period	10

The accompanying notes are an integral part of these financial statements

BESPOKE CAPITAL ACQUISITION CORP.

NOTES TO THE FINANCIAL STATEMENTS

As at July 9, 2019 and for the period from July 8, 2019 (the date of incorporation) to July 9, 2019

1.	CORPORATE INFORMATION

Bespoke Capital Acquisition Corp. (the “Corporation”) is a newly organized special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying acquisition”).

The Corporation was incorporated on July 8, 2019 under the Business Corporations Act (British Columbia), and is domiciled in Canada. The registered office of the company is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada.

The financial statements were authorized for issuance by the Board of Directors of the Corporation on •, 2019.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements of the Corporation as at July 9, 2019 and for the period from July 8, 2019 (the date of incorporation) to July 9, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The financial statements of the Corporation have been prepared on a historical cost basis. The Corporation’s functional and presentation currency is the U.S. dollar.

Cash

Cash is comprised of amounts held in trust.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.	SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Class B Shares.

On July 8, 2019, the Corporation issued 1 Class B Share to Bespoke Sponsor Capital LP, the sponsor of the Corporation, in exchange for proceeds of U.S.$10.00.

CERTIFICATE OF THE CORPORATION AND THE PROMOTER

July 17, 2019

This prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada (other than Quebec).

BESPOKE CAPITAL ACQUISITION CORP.

BY: (SIGNED) “PETER CALDINI”	BY: (SIGNED) “MAJA SPALEVIC”
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

on behalf of the board of directors

BY: (SIGNED) “MARK HARMS”	BY: (SIGNED) “PAUL WALSH”
DIRECTOR	DIRECTOR

BESPOKE SPONSOR CAPITAL LP, AS PROMOTER,
by its general partner

BESPOKE CAPITAL PARTNERS, LLC

BY: (SIGNED) “MARK HARMS”

MANAGING MEMBER

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CERTIFICATE OF THE UNDERWRITER

July 17, 2019

To the best of our knowledge, information and belief, this prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada (other than Quebec).

CANACCORD GENUITY CORP.	CITIGROUP GLOBAL MARKETS CANADA INC.

BY: (SIGNED) “MICHAEL SHUH”	BY: (SIGNED) “CARL A. STICKEL”

MANAGING DIRECTOR & HEAD OF FINANCIAL
INSTITUTIONS GROUP BANKING, CANADA AND	MANAGING DIRECTOR, GLOBAL CO-HEAD
INVESTMENT BANKING	CONSUMER PRODUCTS

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